As filed with the Securities and Exchange Commission on September 28, 2007

Registration No. 333-142922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
____________________________

FORM S-1/A

 (Amendment No. 2)
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

CHINA GENGSHENG MINERALS, INC.
(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	3290 (Primary Standard Industrial Classification Code Number)	91-0541437 (I.R.S. Employer Identification No.)

CHINA GENGSHENG MINERALS, INC.
c/o No. 88 Gengsheng Road,
Dayugou Town, Gongyi, Henan,
People’s Republic of China 451271
Tel: (86) 371-64059818
(Address and telephone number of principal executive offices)
_______________________           _____

Denis Tontodonato Heritage Management Consultants, Inc. 19 Shelter Cove Lane, #101 Hilton Head Island, South Carolina 29928 (843) 277-0024	Louis A. Bevilacqua, Esq. Thomas M. Shoesmith, Esq. Joseph R. Tiano, Jr., Esq. Thelen Reid Brown Raysman & Steiner LLP 701 8th Street, N.W. Washington, D.C. 20001 (202) 508-4000

 (Names, addresses and telephone numbers of agents for service)
____________________________

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, $0.001 par value	7,063,234(2)	$2.90(3)	$20,483,379(3)	$629
Common stock, $0.001 par value	374,331(4)	$2.90(5)	$1,085,560(5)	$34
Total	7,437,565	-	$21,568,939	$663

(1)

In accordance with Rule 416(a), the Registrant is also registering hereunder an indeterminate number of shares that may be issued and resold resulting from stock splits, stock dividends or similar transactions.

(2)

Represents shares of the Registrant’s common stock being registered for resale that have been issued to the selling stockholders named in this registration statement.

(3)

Estimated pursuant to Rule 457(c) of the Securities Act of 1933 solely for the purpose of computing the amount of the registration fee based on the average of the bid and asked prices of the Registrant’s common stock as reported on the Over-the-Counter Bulletin Board on May 8, 2007.

(4)

Represents shares of common stock issuable upon exercise of three-year warrants to purchase shares of common stock held by the selling stockholders named in this registration statement.

(5)

Calculated in accordance with Rule 457(g) based upon the average of the bid and asked prices of the Registrant’s common stock as reported on the Over-the-Counter Bulletin Board on May 8, 2007.

(6)

A registration fee in the amount of  $663  was previously paid in connection with the filing of the initial registration statement on May 14, 2007.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with |the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Subject to completion, dated September 28, 2007

CHINA GENGSHENG MINERALS, INC.

7,437,565 Shares of Common Stock

This prospectus relates to 7,063,234 shares of common stock of China GengSheng Minerals, Inc. that may be sold from time to time by the selling stockholders named in this prospectus, which includes:

•

7,063,234 shares of common stock; and

•

374,331 shares of common stock issuable upon exercise of three-year warrants owned by the selling stockholders named in this prospectus.

China GengSheng Minerals, Inc. will not receive any proceeds from the sales of any shares of common stock by the selling stockholders.

The common stock of China GengSheng Minerals, Inc. is quoted on the OTC Bulletin Board maintained by the National Association of Securities Dealers, Inc. under the symbol “CHGS.OB”.  The closing bid price for our common stock on May 8, 2007 was $2.90 per share, as reported on the OTC Bulletin Board.

Any participating broker-dealers and any selling stockholders who are affiliates of broker-dealers are “underwriters” within the meaning of the Securities Act of 1933, as amended, or “Securities Act”, and any commissions or discounts given to any such broker-dealer or affiliate of a broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act.  The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock.

Investing in our common stock involves a high degree of risk.  See “Risk Factors” beginning on page 8 of this prospectus to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus is ___________2007.

PROSPECTUS SUMMARY

This summary highlights some information from this prospectus, and it may not contain all of the information that is important to you in making an investment decision.  You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering, including “Risk Factors” and our consolidated financial statements and related notes, included elsewhere in, or incorporated by reference into, this prospectus.

China GengSheng Minerals, Inc.

Overview of Our Business

We are a holding company whose primary business operations are conducted through our direct, wholly owned subsidiaries, Henan Gengsheng and Smarthigh and their operating subsidiaries – High-Temperature and Duesail. From about 2001, until our reverse acquisition of Gengsheng International on April 25, 2007, we did not have any operations or accounts receivable, cash or revenues from operations. Rather, we were a blank check company and our management was seeking and evaluating potential business opportunities for our acquisition or participation.

Through Henan Gengsheng and its direct majority-owned Chinese subsidiary, High-Temperature, we manufacture monolithic refractory products and industrial ceramic products in China, and through our direct, wholly-owned BVI subsidiary, Smarthigh, and its direct and wholly-owned Chinese subsidiary, Duesail, we manufacture fracture proppant products.

Our mineral-based refractory products serve as components in industrial furnaces and other heavy machinery used in the steel, iron, cement, glass, and aluminum industries.  Our product lines are divided into three segments: monolithic refractories, industrial ceramics, and fracture proppant.  Our monolithic refractories are manufactured in a broad range of specifications and applied in a variety of end products, such as steel-making furnaces, industrial kilns and other high temperature vessels to maintain and extend their service lives, minimize heat and mass losses during production, and to reduce the overall production costs.  Our industrial ceramic products, which include abrasive balls and tiles, valves, electronic ceramics and structural ceramics, are components in a variety of end products such as fuse, vacuum interrupter, electrical components, mud slurry pump, and high-pressure pump, which are used in the electric power, electronic components, industrial pumps, and metallurgy industries.  We also install and maintain some of the our products.  Our fracture proppant products are used to reach trapped pockets of oil and natural gas deposits, which lead to higher productivities of oil and natural gas wells.

We sell our products to over 165 customers located in approximately 25 provinces in China and in other countries in Asia, Europe and North America.  Our sales revenues for the fiscal year ended December 31, 2006 were approximately $27.5 million and our net income after taxes was approximately $4.5 million.

Reverse Acquisition

On April 25, 2007, we completed a reverse acquisition transaction through a share exchange with Gengsheng International, whereby we issued to Shunqing Zhang, the sole shareholder of Gengsheng International, 16,887,815 shares of our common stock, in exchange for all of the issued and outstanding capital stock of Gengsheng International. Gengsheng International thereby became our wholly owned subsidiary and Mr. Zhang became our controlling stockholder. In addition, Mr. Zhang was appointed as our director, and our executive officers were replaced by the executive officers of Gensheng International.  Gengsheng International was incorporated in the BVI in November 2004 and has two direct wholly-owned subsidiaries Gengsheng International and Smarthigh. Gengsheng International was incorporated in China in December 1992, and Smarthigh was incorporated in the BVI in November 2004. Gengsheng International owns 89.33% of its Chinese operating subsidiary, High-Temperature, which was incorporated in September 2002. Smarthigh owns 100% of our other indirect subsidiary, Duesail, which was incorporated in August 2006. On July 26, 2007, we amended our articles of incorporation to change our name from Point Acquisition Corporation to "China GengSheng Minerals, Inc."

Private Placement

On April 25, 2007, we also completed a private placement transaction, pursuant to which we issued and sold 5,374,594 shares of our common stock to certain accredited investors for approximately $10 million in gross proceeds or approximately $8.5 million in net proceeds. In connection with this private placement, we paid a fee of $683,618 to Brean Murray and its potential designee(s), for services as placement agent for the private placement. We also agreed to issue Brean Murray and its potential designee(s) a three-year warrant for the purchase of 374,331 shares of our common stock in the aggregate, at an exercise price of $2.06 per share. We are under the contractual obligation to register shares of our common stock as well as shares of common stock issuable upon exercise of the warrants issued to the placement agent and its designee in connection with this private placement within a pre-defined period. The shares being registered under this registration statement are the shares of our common stock issued and the shares of common stock underlying warrants issued in connection with the private placement.

As a condition to the private placement, on April 25, 2007, Mr. Zhang, entered into an escrow agreement with the private placement investors, pursuant to which he agreed to deposit in an escrow account a total of 2,673,796 shares of the Company’s common stock owned by him, to be held for the benefit of the investors. Mr. Zhang agreed that if the Company does not attain a minimum after tax net income threshold of $8,200,000 for the fiscal year ending December 31, 2007, and $13,500,000 for the fiscal year ending December 31, 2008, the escrow agent may deliver his escrowed shares to the investors, based upon a pre-defined formula agreed to between the investors and Mr. Zhang. However, if the after tax net income threshold is met, the shares in escrow will be returned to Mr. Zhang. For purposes of determining whether or not the after tax net income threshold has been met, the return of any shares to Mr. Zhang will not be deemed an expense to the Company, even if such treatment is required by GAAP. On April 25, 2007 Mr. Zhang also entered into a similar escrow agreement with HFG International, Limited, the Company’s financial advisor in connection with the private placement. Under such agreement, Mr. Zhang placed into escrow a total of 638,338 shares of Point Acquisition Corporation’s common stock to cover the same minimum net income thresholds as described above with respect to the investor make-good. Similarly, if the thresholds are not achieved in either year, as described above the escrow agent must release certain amount of the make-good shares that were put into escrow.

Our Industry

Refractory products are typically used in heavy industry, including the steel, foundry, chemical, aluminum, petrochemical, pulp and paper, cement, lime, incineration and power and cogeneration industries.  According to a research report published by Almatis,  the steel industry consumed about 60% to 70% of all refractory products.

In a technical paper Almatis reports that in 2003, steel companies RHI, Vesuvius, Morgan, Plibrico, Lafarge, and Minteq accounted for about 25% of the estimated global refractory sales turnover, which was approximately $3.94 billion.  Based on this data, we believe that the global market in 2003 for refractory products was approximately $15.76 billion (3.94 x 4 =15.76).

In China, the production and sales of refractory products have experienced rapid growth in recent years.  According the Luoyang Institute in the past six years, total output grew from 9.81 million tons in 2000 to 22.76 million tons in 2005, representing an annualized growth rate of 18.3% and total sales grew from 19,300 million RMB to 64,000 million RMB, representing an annualized growth rate of 27.1%.

Our Competitive Strengths

We believe that our competitive strengths include the following:

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Market Leadership Position.  We believe that we are a strong competitor in the monolithic refractory marketplace, which affords us a broad customer base, superior recognition of the “Gengsheng” brand, procurement leverage and pricing advantages with our suppliers, flexible manufacturing capabilities and easily accessed distribution channels.

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Broad Product Offering.  Our refractory product segment offers over 25 product categories that can be tailored to a wide range of customers’ specifications for use in the iron and steel manufacturing industries, in industrial furnaces, and in other heavy machinery.

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Diversified End Markets/Customer Base.  We sell our refractory products in over 25 provinces in China and 11 overseas countries. In the 2006 fiscal year, we had 165 customers, none of which accounted for more than 20% of 2006 net sales. We believe that our broad product line and diverse target markets and customer base have contributed to greater stability in our sales and operating profit margin.

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Experienced Management Team.  Our management team has, in the aggregate, over 250 years of experience in the refractory industry and over 200 years with Henan Gengsheng.

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Access to Raw Materials.  We are located in Gongyi, Henan Province, an area of China which has an abundant reserve of bauxite and other key raw materials used in refractory manufacturing.

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Research and Development Capabilities.  We utilize our research and development capabilities to supply our customers with cutting edge refractory products designed to meet their specific demands.

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Maintenance Service Capabilities.  In connection with our refractory product sales, we also offer installation and ongoing maintenance services, which we believe makes the purchase of our products more attractive to our customers.

•

Our Strategy

We are committed to growing our business in the coming years.  The key elements of our growth strategy are summarized below:

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Pursue Sales Opportunities in Existing and New Markets.  We believe that we have significant opportunities to grow our business by increasing our penetration within our existing customer base, adding new customers, expanding our already broad refractory product offering, and pursuing additional marketing channels.

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Manage Cost Structure Through Operating Efficiency and Productivity Improvements.  We regularly evaluate our operating efficiency and productivity and focus on lowering our manufacturing and distribution costs.

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Expand Product Lines and Specialty Product Lines.  We are actively seeking to identify, develop and commercialize new products that use our core technology and manufacturing competencies.

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Expand International Operations.  We intend to expand our addressable market by leveraging resources from our existing operations to increase our presence and our sales efforts in countries outside of China.

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Selectively Pursue Strategic Acquisitions.  We will continue to selectively consider acquisitions that will improve our market position within our existing target markets, expand our product offerings or end markets, or increase our manufacturing efficiency.

•

Risk Factors

Our ability to successfully operate our business and achieve our goals and strategies is subject to numerous risks as discussed more fully in the section titled “Risk Factors,” including for example:

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our ability to overcome competition in the Chinese refractory market;

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the impact that a downturn or negative changes in the steel and iron industry could have on our business and profitability;

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any decrease in the availability, or increase in the cost, of raw materials and energy;

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our ability to simultaneously fund the implementation of our business plan and invest in new projects;

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economic, political, regulatory, legal and foreign exchange risks associated with international expansion;

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loss of key members of our senior management; and

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unexpected change to China’s political or economic situation and legal environment.

Any of the above risks could materially and negatively affect our business, financial position and results of operations.  An investment in our common stock involves risks.  You should read and consider the information set forth in “Risk Factors” and all other information set forth in this prospectus before investing in our common stock.

Conventions

In this prospectus, unless indicated otherwise, references to:

●

“China GengSheng Minerals”, “we”, “us”, “our”, the “Registrant” or the “Company” refer to the combined business of China GengSheng Minerals, Inc., a Nevada corporation (formerly, China Minerals Technologies, Inc.) and its direct, wholly-owned BVI subsidiary, Smarthigh Holdings Limited, or Smarthigh, and Smarthigh’s direct and wholly-owned Chinese subsidiary, ZhengZhou Duesail Fracture Proppant Co. Ltd., or Duesail, and its wholly-owned Chinese subsidiary Henan Gengsheng Refractories Co., Ltd., or Henan Gengsheng, and Henan Gengsheng’s direct majority-owned subsidiary, Henan Gengsheng High-Temperature Materials Co., Ltd., or High Temperature, but in each case do not include the selling stockholders.

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“Powersmart” or “Gengsheng International” refer to Gengsheng International Corporation, a BVI company (formerly, Powersmart Holdings Limited) that is wholly-owned by China GengSheng Minerals;

●

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“Securities Act” refer to the Securities Act of 1933, as amended, and “Exchange Act” refer to Securities Exchange Act of 1934, as amended;

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“China” and “PRC” refer to the People’s Republic of China, and “BVI” refers to the British Virgin Islands;

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“RMB” refers to Renminbi, the legal currency of China; and

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“U.S. dollar,” “$” and “US$” refer to the legal currency of the United States.  For all U.S. dollar amounts reported, the dollar amount has been calculated on the basis that $1 = RMB7.8003 for its December 31, 2006 audited balance sheet, and $1 = RMB7.6046 for its June 30, 2007 unaudited balance sheet, which were determined based on the currency conversion rate at the end of each respective period.  The conversion rates of $1 = RMB7.7095 is used for the condensed consolidated statement of income and comprehensive income and consolidated statement of cash flows for the second fiscal quarter of 2007, and $1= RMB8.0244 is used for the condensed consolidated statement of income and comprehensive income and consolidated statement of cash flows for the second fiscal quarter of 2006; both of which were based on the average currency conversion rate for each respective quarter.

In this prospectus, we are relying on and we refer to information and statistics regarding the steel and refractories industries that we have obtained from, among other sources:

  The Association of China Refractories Industry;
  The National Statistics Bureau of China;
  China International Capital Corporation, or CICC, a China-based joint venture investment bank;
  Publications by the Luoyang Institute of Refractories Research, or the Luoyang Institute, a Chinese government agency dedicated to the refractories industry; and
  Research reports/technical papers published by Alumina Materials Innovative Solutions, or Almatis, a producer of alumina-based materials.

However, we note that this information is publicly available for free and has not been specifically prepared for us for use or incorporation in this prospectus or otherwise.

All share numbers contained in this prospectus are adjusted to reflect the 1-for-50 reverse split of our common stock that occurred on December 11, 2006.

Corporate Information

We were originally incorporated in the State of Washington on November 13, 1947, but on August 15, 2006, we changed our domicile from Washington to the State of Nevada.  We conduct our operations in China through our wholly-owned subsidiaries Duesail and Henan Gengsheng, and through our majority-owned subsidiary, High-Temperature.

The following chart reflects our organizational structure as of the date of this prospectus.

The Offering

Common stock offered by selling stockholders

7,437,565 shares, consisting of 7,063,234 shares owned by selling stockholders and 374,331 shares issuable upon the exercise of three year warrants held by certain selling stockholders, at an exercise price of $2.06.  This number represents 30.5% of our current outstanding stock, assuming all the warrants are exercised. (1)

Common stock outstanding before the offering	24,038,183 shares.

Common stock outstanding after the offering, assuming all warrants are exercised	24,412,514 shares.

Proceeds to us

We will not receive any proceeds from the sale of common stock covered by this prospectus.  To the extent that the selling stockholders exercise, for cash, all of the warrants covering the 374,331 shares of common stock registered for resale under this prospectus, we would receive approximately $771,122 in the aggregate from such exercises.  We intend to use such proceeds for general corporate and working capital purposes, such as for the purchase of raw materials.

Risk Factors	You should read “Risk Factors” for a discussion of factors that you should consider carefully before deciding whether to purchase shares of our common stock.

(1)

Based on 24,412,514 shares of common stock outstanding as of September 27, 2007, assuming that the warrants are exercised.  All share numbers contained in this prospectus are adjusted to reflect the 1-for-50 reverse split of our common stock that occurred on December 11, 2006.

Summary Consolidated Financial Information

The following summary consolidated financial data for the years ended December 31, 2004, 2005 and 2006 are derived from the audited consolidated financial statements of Powersmart Holdings Limited, which became our wholly owned subsidiary on April 25, 2007 and is the holding company of our commercial operations.  On June 6, 2007, Powersmart Holdings Limited changed its name to Gengsheng International Corporation.  The summary consolidated financial data for the periods ended June 30, 2006 and 2007 are derived from our unaudited consolidated financial statements included in this prospectus.  This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.  Our historical results are not necessarily indicative of our results for any future periods.

(All amounts, other than per share data, in thousands of U.S. dollars)

	6-Month Period Ended June 30		Year Ended December 31
	2007	2006	2006	2005	2004
STATEMENT OF OPERATIONS DATA:
Revenues	18,518	11,859	$27,482	$22,184	$18,922
Operating expenses	3,760	2,721	22,977	18,044	16,105
Operating income	3,469	1,931	4,505	4,140	2,817
Income taxes	(436)	(18)	7	250	665
Minority interest	(28)	(10)	2	9	2
Net income	2,821	1,86	4,496	3,881	2,150
Earnings per share – basic and diluted	0.14	0.11	44,961.02	38,808.82	21,499.30

		As of June 30	As of December 31
		2007	2006	2005	2004
BALANCE SHEET DATA:

Working capital		22,673	11,460	9,816	6,122
Current assets		41,909	23,113	17,204	15,102
Total assets		50,168	30,944	21,609	18,998
Current liabilities		19,236	11,653	7,388	8,980
Total liabilities		19,236	11,653	7,388	8,980
Stockholder’s equity		30,762	19,149	14,096	9,905

*  The per share data has been adjusted to reflect the 1-for-50 reverse split of our common stock that occurred on December 11, 2006.

Our Address

The address of our principal executive office in China is No. 88 Gengsheng Road, Dayugou Town, Gongyi, Henan, People’s Republic of China, 451271 and our telephone number is (86) 371-64059818.   Our address for correspondence in the United States is Heritage Management Consultants, Inc.  19 Shelter Cove Lane, # 101 Hilton Head Island, South Carolina 29928 and the telephone number is (843) 277-0024.  We maintain a website at www.gengsheng.com  that contains information about our subsidiary Henan Gengsheng Refractories Co., Ltd, but that information is not a part of this registration statement.

RISK FACTORS

The shares of our common stock being offered for resale by the selling stockholders are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose the entire amount invested in the common stock. Before purchasing any of the shares of common stock, you should carefully consider the following factors relating to our business and prospects.  Although we believe that none  of the following risks described have materially or adversely affected our operations and financial conditions, if any of them should actually occur, our business, financial condition or operating results will suffer, the trading price of our common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

Approximately 59% of our sales revenues were derived from our ten largest customers, and any reduction in revenues from any of these customers would reduce our revenues and net income.

While we have over 165 active customers, approximately 59% of our sales revenue came from our top ten customers in fiscal year 2006, with Rizhao Steel Co., Ltd. alone accounting for approximately 17% of our sales revenue.  If we cease to do business at or above current levels with Rizhao Steel Co., Ltd. or any one of our other largest customers which contribute significantly to our sales revenues, and we are unable to generate additional sales revenues with new and existing customers that purchase a similar amount of our products, then our revenues and net income would decline considerably.

Our inability to overcome fierce competition in the highly fragmented and highly competitive Chinese refractory market could reduce our revenue and net income.

The refractory market in China is highly fragmented with over 1,500 producers of refractory products, according to the Chairman of the Association of China Refractory Industry.  Our competitors manufacture products that are similar to and directly compete with the products that we manufacture and market.  We compete with many other refractory manufacturers in China, on a region-by-region basis, and with international competitors on a world wide basis.  Our main competitors are located in China and  include Puyang Refractories Co., Ltd., Wuhan Ruisheng Specialty Refractory Materials Co., Ltd., and Beijing Lier Refractories Co., Ltd. and others.  Currently, our primary international competitor is Mineral Technologies, Inc. in the United States.

As a market leader in the monolithic refractory marketplace, we can buy raw materials in large quantities allowing us to negotiate volume pricing resulting in lower than our smaller competitors pay for their raw materials.  As our smaller competitors consolidate and grow larger, they may able to negotiate similar volume pricing from raw material suppliers.  Under that scenario, any cost advantage that we currently enjoy may be reduced or eliminated altogether.  Although our smaller competitors may pay higher materials costs relative to our material costs, their operating and administrative costs may be lower than ours, which may allow our competitors to quote very competitive prices for their products and services.  Their competitive prices may force us to lower our prices and to sell products and services at a loss in order to maintain our market share.  Currently, we have a policy for setting a pricing floor so that we do not sell products at a loss; however, we cannot assure you that we can maintain this policy indefinitely.  Thus, increased competition in our industry could reduce our revenue and net income.

A downturn or negative changes in the highly volatile steel and iron industry will harm our business and profitability.

According to industry association statistics published by the Luoyang Institute in 2002, the iron and steel industries accounted for approximately 60% of consumption in the Chinese refractory industry.  Because our largest customers are in the steel industry, our business performance is closely tied to the performance of the steel industry.  The sector as a whole is cyclical and its profitability can be volatile as a result of general economic conditions, labor costs, competition, import duties, tariffs and currency exchange rates.  These macroeconomic factors have historically resulted in wide fluctuations in the Chinese and the global economies in which steel companies sell their products.  In our case, future economic downturns, stagnant economies or currency fluctuations in China or globally could decrease the demand for steel products and, could in turn, negatively impact our sales, margins and profitability.

Industry growth rate for refractory products may decelerate and may affect our future revenue growth.

In China, the production of refractory materials has experienced fast growth in recent years driven largely by growth in China’s steel production.  According to data provided by the Association of China Refractories Industry, total output of refractory products over the past five years grew from 9.81 million tons in 2000 to 22.76 million tons in 2005, representing an annualized growth rate of 18.3%.  Total sales grew from RMB 19,300 million to RMB 64,000 million, representing an annualized growth rate of 27.1%.  Our industry’s growth has been driven by the growth in the Chinese steel industry.  According to figures provided by the National Statistics Bureau of China, the Chinese steel output grew from an annual output of 157 million tons in 2001 to 419 million tons in 2006, representing a CAGR of 21.7%.  Going forward, however, the forecast provided by the China International Capital Corporation suggests that the annual output of steel in China is expected to grow to 651 million tons by 2010, representing a CAGR of 11.6 % over the next four years.  If the steel industry experiences such a slowdown, our growth prospects will likewise be curtailed.  Additionally, the market for monolithic refractories in China is still in the developmental stage, and successful market penetration of the monolithic refractories depends heavily on two factors.  First, successful market penetration depends on technological progress that results in better performance by our customers, new varieties of products that meet our customer’s future requirements, and more efficient and effective installation and maintenance methods.  Second, successful market penetration also depends on our marketing strategy and our ability to execute that strategy while maintaining a high quality of service to our customers.  Our future revenue growth—without acquisitions—may maintain growth, but nevertheless, we may not match our past growth rate.

Improvements in the quality and lifespan of refractory products may decrease product turnover and our sales revenues.

Technological and manufacturing improvements have made refractory products more durable and more efficient. While making products more durable and more efficient is generally a positive development, the increased quality and durability of refractory products could lead to declining consumption and turnover of refractory products, which is usually measured in kilograms consumed per ton of steel produced.  According to the Association of China Refractories Industry, in the developed nations, the average refractory consumption per ton of steel produced dropped from 60 kilograms consumed per ton of steel produced in the 1950s to 13 kilograms consumed per ton of steel produced in 2005.  In China, the current average consumption rate is approximately 28 kilograms consumed per ton of steel produced.  With the growth rate in the steel industry decelerating and with the consumption rate of refractory products per ton of steel produced decreasing, the refractory industry’s future growth rate may decelerate.  We can increase our prices to offset a decrease in product consumption, but we cannot assure you that price increases will be acceptable to our customers.

Our new products are complex and may contain defects that are detected only after their release to our customers, which may cause us to incur significant unexpected expenses and lost sales.

Our products are highly complex and must operate at high temperatures for a long period of time.  Although our new products are tested prior to release, they can only be fully tested when they are used by our customers.  Consequently, our customers may discover defects after new products have been released.  Although we have test procedures and quality control standards in place designed to minimize the number of defects in our products, we cannot guarantee that our new products will be completely free of defects when released.  If we are unable to quickly and successfully correct the defects identified after their release, we could experience significant costs associated with compensating our customers for damages cause by our products, costs associated with correcting the defects, costs associated with design modifications, and costs associated with service or warranty claims or both.  Additionally, we could lose customers, lose market share, and suffer damage to our reputation.

Any decrease in the availability, or increase in the cost, of raw materials and energy could materially increase our costs and jeopardize our current profit margins and profitability.

The principal raw materials used in our refractory products are several forms of the minerals SiO2, Al203, and MgO, including bauxite, mullite, corundum, processed Al203, Spinel, magnesia, calcium aluminate cement, and silica.  We primarily use bauxite in the production of refractory materials, fracture proppants and some industrial ceramic products.  The availability of these raw materials and energy resources may decrease and their prices can become volatile as a result of, among other things, changes in overall supply and demand levels and new laws or regulations.  Our ability to achieve our sales target depends on our ability to maintain what we believe to be adequate inventories of raw materials to meet reasonably anticipated orders from our customers.  In 2006, raw material costs accounted for 81.4% of the production cost for refractory products and 75.3% for industrial ceramics products.

Our production facilities are located in Gongyi, Henan Province, where there is currently an abundant reserve of bauxite and corundum for refractory manufacturing.  Although our proximity to bauxite allows us to benefit from a relatively short delivery time and lower shipping costs to our production facilities, we may experience supply shortages or price increases or both due to sharp increases in overall industry demand for bauxite.  Besides purchasing bauxite from local suppliers, we also purchase bauxite, mullite, magnesia, calcium aluminate cement and other raw materials from suppliers in Shanxi Province, Shandong Province, Liaoning Province and Gansu Province.  All these locations are outside of Henan Province.  Higher shipping costs will increase our cost of raw materials from these sources and will have a negative impact on our revenues and profitability.

Further, if our existing suppliers are unable or unwilling to deliver our raw materials requirements in time to meet our production schedules, we may be unable to produce certain products, which could result in a decrease in revenues and profitability and a loss of good will with our customers, and could tarnish our reputation as a reliable supplier in our industry.  In the event that our raw material and energy costs increase, we may not be able to pass these higher costs on to our customers in full or at all due to contractual agreements or pricing pressures in the refractory market.  Any increase in the prices for raw materials or energy resources could materially increase our costs and therefore lower our earnings and profitability.

Actions by the Chinese government could drive up our material costs and could have a negative impact on our profitability.

In the past five years, the Chinese government has shut down some outdated mineral mines in China.  These shutdowns have decreased the overall supply of raw materials needed to produce refractory products.  As a result, the materials costs for our products have increased.  If the Chinese government shuts down more mineral mines, we could experience further supply shortages and prices increases that could have a negative impact on our profitability.

We may not be able to implement our business plan because we may be unable to both fund the substantial ongoing capital and maintenance expenditures that our operations require and invest in new projects at the same time.

Our operations are capital intensive and the nature of our business and our business strategy will require additional substantial working capital investment.  We require capital for building new production lines, acquiring new equipment, maintaining the condition of our existing equipment and maintaining compliance with environmental laws and regulations, and to pursue new market opportunities.  Our current business plan estimates our anticipated capital expenditures for the period ending on December 31, 2007 to be approximately $6,500,000.  We may not be able to fund our capital expenditures from operating cash flow and from the proceeds of borrowings available for capital expenditures under our credit facilities, and we may require additional debt or equity financing.  We cannot assure you, however, that this type of financing will be available or, if available, it may result in increased interests expense, increased leverage and decreased income available to fund further expansion.  In addition, future debt financings may limit our ability to withstand competitive pressures and render us more vulnerable to economic downtowns.  If we are unable to fund our capital requirements, we may be unable to implement our business plan, and our financial performance may be adversely impacted.

A significant interruption or casualty loss at any of our facilities could increase our production costs and reduce our sales and earnings.

Our manufacturing process requires large industrial facilities for crushing, smashing, batching, molding and baking raw materials.  After the refractory products come off the production line, we need additional facilities to inspect, package, and store the finished goods.  Our facilities may experience interruptions or major accidents and may be subject to unplanned events such as explosions, fires, inclement weather, acts of God, terrorism, accidents and transportation interruptions.  Any shutdown or interruption of any facility would reduce the output from that facility, which could substantially impair our ability to meet sales targets.  Interruptions in production capabilities will inevitably increase production costs and reduce our sales and earnings.  In addition to the revenue losses, longer-term business disruption could result in the loss of goodwill with our customers.  To the extent these events are not covered by insurance, our revenues, margins and cash flows may be adversely impacted by events of this type.

Environmental regulations impose substantial costs and limitations on our operations.

Our products are not considered environmentally hazardous materials, however, the dust produced during our production process is considered hazardous to the environment.  We have environmental liability risks and limitations on operations brought about by the requirements of environmental laws and regulations.  We are subject to various national and local environmental laws and regulations concerning issues such as air emissions, wastewater discharges, and solid and hazardous waste management and disposal.  These laws and regulations are becoming increasingly stringent.  While we believe that our facilities are in material compliance with all applicable environmental laws and regulations, the risks of substantial unanticipated costs and liabilities related to compliance with these laws and regulations are an inherent part of our business.  It is possible that future conditions may develop, arise or be discovered that create new environmental compliance or remediation liabilities and costs.  While we believe that we can comply with environmental legislation and regulatory requirements and that the costs of compliance have been included within budgeted cost estimates, compliance may prove to be more limiting and costly than anticipated.

If our customers and/or the ultimate consumers of products which use our products successfully assert product liability claims against us due to defects in our products, our operating results may suffer and our reputation may be harmed.

Our products are widely used as protective linings in industrial furnaces operating in highly hazardous environments because those furnaces must operate under extremely high temperatures in order to produce iron, steel and other industrial products.  Significant property damage, personal injuries and even death can result from the malfunctioning of high temperature furnaces as a result of defects in our refractory products.  The costs and resources needed to defend product liability claims could be substantial.  If found liable, we could be responsible for paying some or all of the damages.  We do not have product liability insurance.  The publicity surrounding these sorts of claims is also likely damage our reputation, regardless of whether such claims are successful.  Any of these consequences resulting from defects in our products would hurt our operating results and stockholder value.

If we are not able to adequately secure and protect our patent, trademark and other proprietary rights our business may be materially affected.

We hold patents for (a) integral casting technology for mixer furnaces (which expires on December 29, 2020), (b) a ceramic pressurizing double flashboard and brake valve (which expires on January 24, 2015), (c) a straight burning gas regeneration kiln (which expires on May 23, 2015) and (d) a pump-used ceramic post stopper (which expires on March 8, 2016).  We also rely on non-disclosure agreements and other confidentiality procedures to protect our intellectual property rights in various jurisdictions.  These technologies are very important to our business and it may be possible for unauthorized third parties to copy or reverse engineer our products, or otherwise obtain and use information that we regard as proprietary.  Furthermore, third parties could challenge the scope or enforceability of our patents.  In certain foreign countries, including China where we operate, the laws do not protect our proprietary rights to the same extent as the laws of the United States. Decided court cases in China’s civil law system do not have binding legal effect on future decisions and even where adequate law exists in China, enforcement based on existing law may be uncertain and sporadic and it may be difficult to obtain enforcement of a judgment by a court of another jurisdiction.  In addition, the relative inexperience of China’s judiciary in many cases creates additional uncertainty as to the outcome of any litigation, and interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes.  Any misappropriation of our intellectual property could have a material adverse effect on our business and results of operations, and we cannot assure you that the measures we take to protect our proprietary rights are adequate.

Expansion of our business may strain our management and operational infrastructure and impede our ability to meet any increased demand for our products.

 Our business plan is to significantly grow our operations by meeting the anticipated growth in demand for existing products and by introducing new product offerings.  Growth in our business may place a significant strain on our personnel, management, financial systems and other resources.  Our business growth also presents numerous risks and challenges, including:

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our ability to successfully and rapidly expand sales to potential customers in response to potentially increasing demand;

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the costs associated with such growth, which are difficult to quantify, but could be significant; and

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the costs associated with developing new products to keep pace with rapid technological changes.

To accommodate this growth and compete effectively, we may need to obtain additional funding to improve information systems, procedures and controls and expand, train, motivate and manage existing and additional employees.  Funding may not be available in a sufficient amount or on favorable terms, if at all.  If we are not able to manage these activities and implement these strategies successfully to expand to meet any increased demand, our operating results could suffer.

We depend heavily on key personnel, and turnover of key employees and senior management could harm our business.

Our future business and results of operations depend in significant part upon the continued contributions of our key technical and senior management personnel.  These key personnel include Shunqing Zhang, our President and CEO; Bo Hu, President of ZhengZhou Duesail Fracture Proppant Co. Ltd.;  Zhenyong Bi, Manager of Henan Gengsheng;  and Hongfeng Jin, our Interim Chief Financial Officer and Interim Corporate Secretary.  We have employment contracts with all of these individuals.  Although none of our key people are planning to retire or nearing retirement age, if we lose any one of them due to any unforeseeable event or if any one of them should fail to perform in his current position, and if we are not able to find another person with similar skills and experience as a replacement in a timely fashion, our business could suffer.  Significant turnover in our senior management also could significantly deplete the institutional knowledge held by our existing senior management team.  We depend on the skills and abilities of these key employees in managing the manufacturing, technical, marketing and sales aspects of our business, any part of which could be harmed by turnover in the future.

We do not have any independent directors and there is no assurance that any independent directors will be appointed or what their qualifications may be if they are appointed.

We currently do not have any independent directors.  In the future, we may appoint a number of independent directors which will constitute a majority of our board of directors before our common stock is listed on a national securities exchange or NASDAQ, but we may not be able to identify independent directors qualified to be on our board.

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls attested to by our independent auditors.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002 or SOX 404, the SEC adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports, including Form 10-K.  In addition, the independent registered public accounting firm auditing a company’s financial statements must also attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting as well as the operating effectiveness of the company’s internal controls.  We were not subject to these requirements for the fiscal year ended December 31, 2006; accordingly, we have not evaluated our internal control systems in order to allow our management to report on, and our independent auditors to attest to, our internal controls as required by these requirements of SOX 404.  Under current law, we will be subject to these requirements beginning with our annual report for the fiscal year ending December 31, 2007.  We can provide no assurance that we will comply with all of the requirements imposed thereby.  There can be no assurance that we will receive a positive attestation from our independent auditors.  In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements.

Our holding company structure may limit the payment of dividends.

We have no direct business operations, other than our ownership of our subsidiaries.  While we have no current intention of paying dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments.  In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions as discussed below.  If future dividends are paid in RMB, fluctuations in the exchange rate for the conversion of RMB into U.S. dollars may reduce the amount received by U.S. stockholders upon conversion of the dividend payment into U.S. dollars.

Chinese regulations currently permit the payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations.  Our subsidiaries in China are also required to set aside a portion of their after tax profits according to Chinese accounting standards and regulations to fund certain reserve funds.  Currently, our subsidiaries in China are the only sources of revenues or investment holdings for the payment of dividends.  If they do not accumulate sufficient profits under Chinese accounting standards and regulations to first fund certain reserve funds as required by Chinese accounting standards, we will be unable to pay any dividends.

We have not earned significant revenues on our new fracture proppant products and we cannot guarantee that we will earn additional revenues on this product line in the future or that it will ultimately be profitable.

We first produced fracture proppant products in December 2006, and at June 30, 2006, we had only earned $100,000 in revenues from sales of our fracture proppant products.   We are expecting to see an increase in our total revenues for the initial sales of fracture proppant products in 2007, but the likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the marketing of new products.  There can be no assurance that we will be able to market additional fracture proppant products in the future, that future revenues from such sales will be significant, that any sales will be profitable or that we will have sufficient funds available to continue the manufacturing and marketing of these products.  However, we do not expect our other operations to be materially affected by our failure to successfully market our new fracture proppant products.

RISKS RELATED TO DOING BUSINESS IN CHINA

Changes in China’s political or economic situation could harm us and our operating results.

Economic reforms adopted by the Chinese government have had a positive effect on the economic development of the country, but the government could change these economic reforms or any of the legal systems at any time.  This could either benefit or damage our operations and profitability.  Some of the things that could have this effect are:

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Level of government involvement in the economy;

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Control of foreign exchange;

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Methods of allocating resources;

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Balance of payments position;

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International trade restrictions; and

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International conflict.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in many ways.  For example, state-owned enterprises still constitute a large portion of the Chinese economy and weak corporate governance and a lack of flexible currency exchange policy still prevail in China.  As a result of these differences, we may not develop in the same way or at the same rate as might be expected if the Chinese economy was similar to those of the OECD member countries.

Our business is largely subject to the uncertain legal environment in China and your legal protection could be limited.

The Chinese legal system is a civil law system based on written statutes.  Unlike common law systems, it is a system in which precedents set in earlier legal cases are not generally used.  The overall effect of legislation enacted over the past 20 years has been to enhance the legal protections afforded to foreign invested enterprises in China.  However, these laws, regulations and legal requirements are relatively recent and are evolving rapidly, and their interpretation and enforcement involve uncertainties.  These uncertainties could limit the legal protections available to foreign investors, such as the right of foreign invested enterprises to hold licenses and permits such as requisite business licenses.  In addition, all of our executive officers and our directors are residents of China and not of the U.S., and substantially all the assets of these persons are located outside the U.S.  As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against our Chinese operations and subsidiaries.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities.

China only recently has permitted provincial and local economic autonomy and private economic activities.  The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership.  Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters.  We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements.  However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

Future inflation in China may inhibit our ability to conduct business in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and highly fluctuating rates of inflation.  During the past ten years, the rate of inflation in China has been as high as 20.7% and as low as -2.2%.  These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation.  High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products and our company.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

The majority of our revenues will be settled in Renminbi and U.S. dollars, and any future restrictions on currency exchanges may limit our ability to use revenue generated in Renminbi to fund any future business activities outside China or to make dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only buy, sell or remit foreign currencies after providing valid commercial documents, at those banks in China authorized to conduct foreign exchange business. In addition, conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi.

Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident stockholders to personal liability, limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us or otherwise materially adversely affect us.

In October 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued the Notice on Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, generally referred to as Circular 75, which required PRC residents to register with the competent local SAFE branch before establishing or acquiring control over an offshore special purpose company, or SPV, for the purpose of engaging in an equity financing outside of China on the strength of domestic PRC assets originally held by those residents. Internal implementing guidelines issued by SAFE, which became public in June 2007 (known as Notice 106), expanded the reach of Circular 75 by  purporting to cover the establishment or acquisition of control by PRC residents of offshore entities which merely acquire “control” over domestic companies or assets, even in the absence of legal ownership;  adding requirements relating to the source of the PRC resident’s funds used to establish or acquire the offshore entity;  covering the use of existing offshore entities for offshore financings;  purporting to cover situations in which an offshore SPV establishes a new subsidiary in China or acquires an unrelated company or unrelated assets in China; and  making the domestic affiliate of the SPV responsible for the accuracy of certain documents which must be filed in connection with any such registration, notably, the business plan which describes the overseas financing and the use of proceeds. Amendments to registrations made under Circular 75 are required in connection with any increase or decrease of capital, transfer of shares, mergers and acquisitions, equity investment or creation of any security interest in any assets located in China to guarantee offshore obligations, and Notice 106 makes the offshore SPV jointly responsible for these filings. In the case of an SPV which was established, and which acquired a related domestic company or assets, before the implementation date of Circular 75, a retroactive SAFE registration was required to have been completed before March 31, 2006; this date was subsequently extended indefinitely by Notice 106, which also required that the Registrant establish that all foreign exchange transactions undertaken by the SPV and its affiliates were in compliance with applicable laws and regulations. Failure to comply with the requirements of Circular 75, as applied by SAFE in accordance with Notice 106, may result in fines and other penalties under PRC laws for evasion of applicable foreign exchange restrictions. Any such failure could also result in the SPV’s affiliates being impeded or prevented from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the SPV, or from engaging in other transfers of funds into or out of China.

We believe our stockholders who are PRC residents as defined in Circular 75 have registered with the relevant branch of SAFE, as currently required, in connection with their equity interests in us and our acquisitions of equity interests in our PRC subsidiaries. However, we cannot provide any assurances that their existing registrations have fully complied with, and they have made all necessary amendments to their registration to fully comply with, all applicable registrations or approvals required by Circular 75.  Moreover, because of uncertainty over how Circular 75 will be interpreted and implemented, and how or whether SAFE will apply it to us, we cannot predict how it will affect our business operations or future strategies.  For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with Circular 75 by our PRC resident beneficial holders.  In addition, such PRC residents may not always be able to complete the necessary registration procedures required by Circular 75.  We also have little control over either our present or prospective direct or indirect stockholders or the outcome of such registration procedures.  A failure by our PRC resident beneficial holders or future PRC resident stockholders to comply with Circular 75, if SAFE requires it, could subject these PRC resident beneficial holders to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

The value of our securities will be affected by the currency exchange rate between U.S. dollars and RMB.

The value of our common stock will be affected by the foreign exchange rate between U.S. dollars and RMB, and between those currencies and other currencies in which our sales may be denominated.  For example, if we need to convert U.S. dollars into RMB for our operational needs and the RMB appreciates against the U.S. dollar at that time, our financial position, our business, and the price of our common stock may be harmed.  Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of declaring dividends on our common stock or for other business purposes and the U.S. dollar appreciates against the RMB, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced.

Our procurement strategy is to diversify our suppliers both in the PRC and overseas.  And some of our raw materials and major equipments are currently imported.  These transactions are often settled in U.S. dollars or other foreign currency.  In the event that the U.S. dollars or other foreign currency appreciate against RMB, our costs will increase.  If we cannot pass the resulted cost increase to our customers, our profitability and operating results will suffer.  In addition, because our sales to international customers are growing, we are subject to the risk of foreign currency depreciation.

If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency, determines that CSRC approval is required in connection with this offering, this offering may be delayed or cancelled, or we may become subject to penalties.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006. This new regulation, among other things, has certain provisions that require SPVs formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock market.  However, the new regulation does not expressly provide that approval from the CSRC is required for the offshore listing of a SPV which acquires, directly or indirectly, equity interest or shares of domestic PRC entities held by domestic companies or individuals by cash payment, nor does it expressly provide that approval from CSRC is not required for the offshore listing of a SPV which has fully completed its acquisition of equity interest of domestic PRC equity prior to September 8, 2006.  On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval.  It is not clear whether the provisions in the new regulation regarding the offshore listing and trading of the securities of a SPV applies to an offshore company such as us which has acquired the equity interest of PRC domestic entities in cash and has completed the acquisition of the equity interest of PRC domestic entities prior to the effective date of the new regulation.  Since the new regulation has only recently been adopted, there remains some uncertainty as to how this regulation will be interpreted or implemented. If the CSRC or another PRC regulatory agency subsequently determines that the CSRC’s approval is required for this offering, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, restrict or prohibit payment or remittance of dividends to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel this offering before settlement and delivery of the shares being offered by us.

New corporate income tax law could adversely affect our business and our net income.

On March 16, 2007, National People’s Congress passed a new corporate income tax law, which will be effective on January 1, 2008.  This new corporate income tax unifies the corporate income tax rate, cost deductions and tax incentive policies for both domestic and foreign-invested enterprises in China.  According to the new corporate income tax law, the applicable corporate income tax rate of our Chinese subsidiaries will incrementally increase to 25% over a five-year period.  We are expecting that the rules for implementation  would be enacted by the Chinese government in the coming months.  After the rules are enacted, we can better assess what the impact of the new unified tax law would be over this period.  The discontinuation of any special or preferential tax treatment or other incentives could adversely affect our business and our net income.

RISKS RELATED TO THE MARKET FOR OUR STOCK

Our common stock is quoted on the OTC Bulletin Board which may have an unfavorable impact on our stock price and liquidity.

Our common stock is quoted on the OTC Bulletin Board.  The OTC Bulletin Board is a significantly more limited market than the New York Stock Exchange or NASDAQ system.  The quotation of our shares on the OTC Bulletin Board may result in a less liquid market available for existing and potential stockholders to trade shares of our common stock, could depress the trading price of our common stock and could have a long-term adverse impact on our ability to raise capital in the future.

We are subject to penny stock regulations and restrictions.

The SEC has adopted regulations which generally define so-called “penny stocks” to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions.  If our common stock becomes a “penny stock,” we may become subject to Rule 15g-9 under the Exchange Act, or the “Penny Stock Rule.”  This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses).  For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale.  As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market.  Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities.  Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

There can be no assurance that our common stock will qualify for exemption from the Penny Stock Rule.  In any event, even if our common stock were exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

Our President  and CEO holds a significant percentage of our outstanding voting securities.

Shunqing Zhang, our CEO and President is the beneficial owner of approximately 70.25 % of our outstanding voting securities.  As a result, he possess significant influence, giving him the ability to elect a majority of our board of directors and to authorize or prevent significant corporate transactions.  His ownership and control may impede or delay any future change in control through merger, consolidation, takeover or other business combinations; and may discourage a potential acquirer from making a tender offer.

Certain provisions of our Articles of Incorporation may make it more difficult for a third party to effect a change-in-control.

Our Articles of Incorporation authorize the Board of Directors to issue up to 50,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the board of directors without further action by the stockholders.  These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights and redemption rights provisions.  The issuance of any preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of such common stock.  In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party.  The ability of the board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent the stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.  These risks and uncertainties include, but are not limited to, the factors described in the section captioned “Risk Factors” above.

In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “would” and similar expressions intended to identify forward-looking statements.  Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements include, among other things, statements relating to:

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our ability to overcome competition in the Chinese refractory market;

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the impact that a downturn or negative changes in the steel and iron industry could have on our business and profitability;

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any decrease in the availability, or increase in the cost, of raw materials and energy;

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our ability to simultaneously fund the implementation of our business plan and invest in new projects;

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economic, political, regulatory, legal and foreign exchange risks associated with international expansion;

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loss of key members of our senior management; and

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unexpected change to China’s political or economic situation and legal environment.

Also, forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus, or that we filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock covered by this prospectus. To the extent that the selling stockholders exercise, for cash, all of the warrants covering the 374,331 shares of common stock registered for resale under this prospectus, we would receive approximately $771,122 in the aggregate from such exercises. We intend to use such proceeds for general corporate and working capital purposes, such as for the purchase of raw materials.

DETERMINATION OF OFFERING PRICE

The selling stockholders will determine at what price they may sell the offered shares, and such sales may be made at prevailing market prices or at privately negotiated prices.

DILUTION

Our net tangible book value as of December 31, 2006 and June 30, 2007, was approximately $1.12 and $1.27 per share of common stock, respectively. Net tangible book value is determined by dividing our tangible book value (total assets less intangible assets including know-how and less total liabilities) by the number of outstanding shares of our common stock. Since this offering is being made solely by the selling stockholders and none of the proceeds will be paid to us, our net tangible book value will be unaffected by this offering.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is quoted on the Electronic Bulletin Board maintained by the National Association of Securities Dealers, Inc. under the symbol “CHGS.OB,” but has not been traded in the Over-The-Counter market except on a limited an sporadic basis. The CUSIP number is 16942P101.

The following table sets forth, for the periods indicated, the high and low bid prices of our common stock.  These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.  The high and low quotations for the fourth quarter of 2006 and the first quarter and second quarters of the 2007 fiscal year have been adjusted for a 1-for-50 reverse stock split that became effective in December 11, 2006.

	Closing Bid Prices (1)
	High	Low
Period Ended December 31, 2007
1st Quarter	N/A	N/A
2nd Quarter	N/A	N/A
3rd Quarter (until September 27, 2007)	3.67	3.26

Year Ended December 31, 2006
1st Quarter	N/A	N/A
2nd Quarter	0.30	0.20
3rd Quarter	0.75	0.25
4th Quarter	1.00	3.50

Year Ended December 31, 2005
1st Quarter	N/A	N/A
2nd Quarter	N/A	N/A
3rd Quarter	N/A	N/A
4th Quarter	N/A	N/A

 (1)  The above tables set forth the range of high and low closing bid prices per share of our common stock as reported in our SEC filings and by www.quotemedia.com for the periods indicated.  The closing bid prices are only available from the quarter that began on April 1, 2006.

We plan to furnish our stockholders with an annual report for each fiscal year ending December 31 containing financial statements audited by our independent certified public accountants. Additionally, we may, in our sole discretion, issue unaudited quarterly or other interim reports to our stockholders when we deem appropriate. We intend to maintain compliance with the periodic reporting requirements of the Exchange Act.

Holders

On September 27, 2007, there were approximately 267 stockholders of record of our common stock.  The number of record holders does not include persons who held our common stock in nominee or “street name” accounts through brokers.

Dividend Policy

We have never declared dividends or paid cash dividends.  Our board of directors will make any future decisions regarding dividends.  We currently intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends in the near future.

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders.  Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

Securities Authorized for Issuance Under Equity Compensation Plans

We presently do not have any equity based or other long-term incentive programs. In the future, we may adopt and establish an equity-based or other long-term incentive plan if it is in the best interest of the Company and our stockholders to do so.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview

We are a holding company that only operates through our direct and indirect subsidiaries.  Through our wholly-owned Chinese subsidiary Henan Gengsheng and its direct majority-owned Chinese subsidiary, High-Temperature, we manufacture monolithic refractory products and industrial ceramic products in China.  Through our direct, wholly-owned BVI subsidiary, Smarthigh and its direct and wholly-owned Chinese subsidiary, Duesail, we manufacture fracture proppant products.  We first produced our fracture proppant products in December 2006, and by June 30, 2006, we earned $100,000 in revenues from sales of our fracture proppant products.  Although we have not generated significant revenues from our fracture proppant products, we are not a development stage company because we continue to produce and market our refractory products.

Our mineral-based refractory products serve as linings and as key components in industrial furnaces and other heavy machinery used in the steel, iron, cement, glass, and aluminum industries.  Our product lines are divided into three segments: monolithic refractories, industrial ceramics, and fracture proppant.  Our monolithic refractories are manufactured in a broad range of specifications and applied in a variety of end products, such as steel-making furnaces, industrial kilns and other high temperature vessels to maintain and extend their service lives, minimize heat and mass losses during production, and to reduce the overall production costs.  Our industrial ceramic products, which include abrasive balls and tiles, valves, electronic ceramics and structural ceramics, are components in a variety of end products such as fuse, vacuum interrupter, electrical components, mud slurry pump, and high-pressure pump, which are used in the electric power, electronic components, industrial pumps, and metallurgy industries.  We also install and maintain some of the our products.  Our fracture proppant products are used to extract trapped pockets of oil and natural gas deposits from operating oil wells, which lead to higher productivities of oil and natural gas wells.

We sell our products to over 165 customers located in approximately 25 provinces in China and in other countries in Asia, Europe and North America.  Most of our revenues are derived from the sale of our monolithic refractory products.  Our sales revenues for the fiscal year ended December 31, 2006 and the six-month period ended June 30, 2007 were approximately $27.5 million and $18,518,103, respectively, and our net income after taxes was approximately $4.5 million and $2.8 million, respectively.

The following table provides a percentage breakdown for our regional sales in China as of December 31, 2006:

Region	Proportion
East China	39.2%
North China	22.5%
Northeastern China	12.2%
Central China	10.3%
Southwestern China	9.8%
Northwestern China	3.9%
South China	2.1%

Our refractory customers are companies in the steel, iron, petroleum, chemical, coal, glass and mining industries and our fracture proppant products are sold to oil companies.  Our largest customers, measured by percentage of our revenue, operate in the steel industry.

Economic and Industry Factors that are Relevant to Our Business

•

Growth in the Chinese Economy.  Management believes that the rapid growth of China’s economy, particularly the outsourcing of manufacturing operations to China and the growth of the steel and iron production industry, will drive demand for our products.  With the continuing growth of the economy, the incoming Beijing Olympic Games in 2008 and the Shanghai World Exposition in 2010, management believes that there will be a large number of new industrial and construction projects undertaken in China in the next a few years, which will stimulate the demand for steel and, consequently, the demand for our refractory products.

•

Cyclicality.  The refractory industry is heavily dependent on other industries, particularly the steel, iron, cement, glass, and aluminum industries, and is highly cyclical and affected significantly by general economic conditions and other factors, such as worldwide production capacity, fluctuations in imports and exports, fluctuations in metal purchase prices and tariffs.  Recently, the industries on which we have historically depended have been experiencing larger and more pronounced cyclical fluctuations, primarily driven by the substantial increase in Chinese production and consumption.  This trend, combined with the upward pressure on costs of key inputs, mainly metals and energy, as well as transportation costs and logistics, presents an increasing uncertainty and challenge for us and other participants in these industries on a worldwide basis.  The key drivers for maintaining a competitive position and positive financial performance in this challenging environment continue to be product differentiation, product innovation and lower cost.

•

Product Innovations.  Our customers are demanding more innovative products with broader and more variant specifications, greater productivity and longer product life.  We have committed research and development resources toward meeting customer demands and we believe that we are well positioned to meet the needs and demands of the marketplace.  Our expectation is that product innovations and improvements in the refractory industry can potentially result in a reduction of sales volume, which is typically offset by price increases or product line expansion and substitution.  In the past, we actually experienced sales volume and revenue increases with the introduction of innovative products; however, we cannot be certain that future product introductions will increase our revenues nor can we be sure that price increases or product substitutions will be acceptable to our customers in the refractory product marketplace.

•

Reduction in refractory consumption per unit steel output.  Our customers are demanding more efficiency in refractory products which they use in their manufacturing processes.  With greater product efficiency comes reduced product consumption.  According to a technical paper published for the World Refractories Congress, the average global consumption of refractories dropped from 60 kg per ton of steel produced in 1950s to 13 kg per ton of steel produced in 2005, and China is experiencing the same trend.  According to a technical paper published by Ningsheng Zhou, Ph.D. for an international conference on refractories, the consumption of refractories in China has dropped from slightly more than 100 kg per ton of steel produced in the 1950s to around 28 kg per ton of steel produced in 2004.

•

Consolidation in the Refractory Industry.  There has been significant consolidation in the refractory industry.  Within the past few years, this consolidation has been led primarily by refractory companies with global operations, such as RHI AG of Austria, but consolidation is also taking place and reasonably expected to continue in China as well.  Cross border consolidation has also occurred with the aim of achieving greater efficiency and economies of scale, particularly in response to the effective consolidation undertaken by raw material suppliers and consumers of steel products.  Notwithstanding the general trend towards consolidation in the industry, we believe the refractory product marketplace will remain highly fragmented which presents an opportunity for a fast growing company to become an industry leader.

•

Taxation.  Our PRC subsidiaries are subject to enterprise income tax, or EIT.  The standard rate is 33% (30% for national tax and 3% for local tax) of the assessable profits as reported in the statutory financial statements prepared under PRC Accounting regulations.  As approved by the relevant PRC tax authority, Refractories, High Temperature and Duesail were entitled to a two-year exemption from EIT followed by 50% tax exemption for the next three years, commencing from the first cumulative profit-making year in the fiscal financial year.

On March 16, 2007, the National People’s Congress of the PRC passed the new EIT Law, which will take effect as of January 1, 2008.  Under the new EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will normally be subject to the enterprise income tax at the rate of 25.0% on its global income. The new EIT Law, however, does not define the term “de facto management bodies.”  If the PRC tax authorities subsequently determine that we should be classified as a resident enterprise, then our global income will be subject to PRC income tax at a tax rate of 25.0%. In addition, under the new EIT Law, dividends from our PRC subsidiaries to us will be subject to a withholding tax.  The rate of the withholding tax has not yet been finalized, pending promulgation of implementing regulations.  Furthermore, the ultimate tax rate will be determined by treaty between the PRC and the tax residence of the holder of the PRC subsidiary.  We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.   The new EIT Law imposes a unified income tax rate of 25.0% on all domestic-invested enterprises and FIEs, such as our PRC operating subsidiaries, unless they qualify under certain limited exceptions, but the EIT Law permits companies to continue to enjoy their existing preferential tax treatments until such treatments expire in accordance with their current terms.  We expect details of the transitional arrangement for the five-year period from January 1, 2008 to December 31, 2012 applicable to enterprises approved for establishment prior to March 16, 2007 to be set out in more detailed implementing rules to be adopted in the future.  Any increase in our effective tax rate as a result of the above may adversely affect our operating results.  However, details regarding implementation of this new law are expected to be provided in the form of one or more implementing regulations to be promulgated by the PRC government, and the timing of the issuance of such implementing regulations is currently unclear.

Uncertainties that Affect our Financial Condition

Our primary challenge is our potential inability to produce enough of refractory and fracture proppant products to satisfy the increased demand for these products.  In order to increase our manufacturing capacity so that we can meet our projected demand, we will be required to make investments that improve the efficiency and capacity of our properties, plant and equipment.  We have raised a total of approximately $10 million in the private placement that we closed on April 25, 2007.  We expect to use most of these funds for our new fine precision abrasives business.  We expect that the new production facilities will be operational by late 2007 and will be sufficient to satisfy the projected demands for this product for the foreseeable future.

Results of Operations

Comparison of Six-Month Periods ended June 30, 2007 and June 30, 2006

The following table summarizes the results of our operations during the six-month period ended on June 30, 2007 and June 30, 2006, and provides information regarding the dollar and percentage increase or (decrease) from the six-month period ended on June 30, 2007 to the six-month period ended on June 30, 2006.

All amounts, other than percentages, in U.S. dollars

Six-Month Period	Six-Month Period
Ended on June 30, 2007	Ended on June 30, 2006

	Dollars in	As a percentage	Dollars in	As a percentage
	thousands	of net revenues	thousands	of net revenues
Sales revenue	18,518	100.0%	11,859	100.0%
Cost of goods sold	11,289	61.0%	7,206	60.8%
Gross profit	7,229	39.0%	4,653	39.2%
General and administrative expenses	1,215	6.6%	964	8.1%
Selling expenses	2,442	13.2%	1,683	14.2%
Income before income taxes and
minority interests	3,285	17.7%	1,889	15.9%
Income taxes	436	2.4%	18	0.2%
Net income	2,821	15.2%	1,861	15.7%

	Six-Month	Six-Month	Dollar ($)	Percentage
	Period Ended on	Period Ended on	Increase	Increase
	June 30, 2007	June 30, 2006	(Decrease)	(Decrease)
			in
	Dollars in thousands		thousands

Sales revenue	18,518	11,859	6,659	56.2%
Cost of goods sold	11,289	7,206	4,083	56.7%
Gross profit	7,229	4,653	2,576	55.4%
General and administrative expenses	1,215	964	251	26.0%
Selling expenses	2,442	1,683	759	45.1%
Income before income taxes and minority interests	3,285	1,889	1,396	73.9%
Income tax	436	18	418	2,322.2%
Net income	2,821	1,861	960	51.6%

Sales revenue.  Sales revenue increased $6.66 million, or approximately 56.2%, to $18.52 million for the six-month period ended June 30, 2007 from $11.86 million for same period in 2006.  This overall increase in sales revenue was due primarily to an increase in sales to new customers and greater sales to existing customers, whose increases in production volume generated greater demand for our products.  In addition, our increased revenue during the first six months of 2007 partly resulted from the growth in sales of our industrial ceramic product line.  During the first six months of 2007, revenue generated by sales of our industrial ceramic products was $1.19 million as compared to approximately $0.48 during the same period in 2006, due to the increased sale of our industrial ceramic products to new customers.  Furthermore, our fracture proppant product line, which was launched in late 2006, contributed approximately $100,000 in sales revenue during the first six months of 2007.

Cost of goods sold.  Our cost of goods sold increased $4.08 million, or approximately 56.7%, to $11.29 million for the six-month period ended June 30, 2007 from $7.21 million during the same period in 2006.  As a percentage of net revenues, our cost of goods sold was 61.0% and 60.8% for the six-month periods ended June 30, 2007 and 2006, respectively.  The dollar increase in our cost of goods sold was attributable to the increase in sales of our products, particularly our shaped refractory products.

Gross profit. Our gross profit increased approximately $2.58 million, or approximately 55.4%, to $7.23 million for the six-month period ended June 30, 2007 from $4.65 million for the same period in 2006.  This increase was mainly due to the increase in our sales revenue.  Gross profit as a percentage of net revenues remained stable for the six-month period ended June 30, 2007 as compared to 39.2% during the same period in 2006.  Gross profit as a percentage of net revenues was 39.0% for the six-month period ended June 30, 2007, as compared to 39.2% during the six-month period ended June 30, 2006. The decrease of such percentage was mainly due to the increase in our purchase costs which led to a decrease in gross profit as a percentage of net revenue.

Selling expenses.  Our selling expenses increased approximately $0.76 million, or approximately 45.1%, to $2.44 million for the six months ended June 30, 2007, from $1.68 million for the same period in 2006. This increase resulted primarily from costs associated with the increase in the sale of our products, particularly sales commissions and transportation costs. As a percentage of net revenues, our selling expenses decreased to 13.2% for the six-month period ended June 30, 2007 from 14.2% for the same period in 2006 due largely to improved cost controls and our introduction of the use of rail for the transportation of our products.

General administrative expenses.  Our general administrative expenses increased $0.25 million, or approximately 26.0%, to $1.22 million for the six-month period ended June 30, 2007 from $0.96 million for the same period in 2006.  The increase in our general and administrative expenses was due to the expenses incurred by the commencement of our new fracture proppant segment operation as well as to professional fees and consulting fees payable in connection with our private placement financing transaction.  As a percentage of net revenues, administrative expenses decreased to 6.6% for the six-month period ended June 30, 2007 from 8.1% for the six-month period ended June 30, 2006.  The percentage decrease correlated to economies of scale realized as a result of the broadening of our operations and more efficient cost controls.

Income before income taxes and minority interests.  Income before income taxes and minority interests was $3.29 million for the six-month period ended June 30, 2007, an increase of 73.9% from the $1.89 million during the same period in 2006.  Our income before income taxes and minority interests increased as a result of increased sales revenue.

Income taxes.  Our income taxes during the six month period ended June 30, 2007 were $0.44 million as compared to $0.02 million for the same period in June 30, 2007, representing a 2,322.2% increase.  The increase in income taxes in 2007 was resulted from the expiration of the tax holiday we enjoyed in 2006 when we paid minimal income taxes.  In 2007, the Company is taxed at a rate of 15% on our income before income tax.

On March 16, 2007, the National People’s Congress of China passed the new EIT Law, which will take effect as of January 1, 2008. Under the new EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a resident enterprise and will normally be subject to EIT at the rate of 25.0% on its global income. The new EIT Law, however, does not define the term “de facto management bodies.”  If the PRC tax authorities subsequently determine that we should be classified as a resident enterprise, then our global income will be subject to PRC income tax at a tax rate of 25.0%. In addition, under the new EIT Law, dividends from our PRC subsidiaries to us will be subject to a withholding tax. The rate of the withholding tax has not yet been finalized, pending promulgation of implementing regulations. Furthermore, the ultimate tax rate will be determined by treaty between China and the tax residence of the holder of the PRC subsidiaries. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact. The new EIT Law imposes a unified income tax rate of 25.0% on all domestic-invested enterprises and FIEs, such as our PRC operating subsidiaries, unless they qualify under certain limited exceptions, but the EIT Law permits companies to continue to enjoy their existing preferential tax treatments until such treatments expire in accordance with their current terms. We expect details of the transitional arrangement for the five-year period from January 1, 2008 to December 31, 2012 applicable to enterprises approved for establishment prior to March 16, 2007 to be set out in more detailed implementing rules to be adopted in the future. Any increase in our effective tax rate as a result of the above may adversely affect our operating results. However, details regarding implementation of this new law are expected to be provided in the form of one or more implementing regulations to be promulgated by the PRC government, and the timing of the issuance of such implementing regulations is currently unclear.

Net income.   Net income increased to approximately $2.82 million for the six-month period ended June 30, 2007 as compared to approximately $1.86 million for the same period in 2006, an increase of approximately $0.96 million or approximately 51.6%.  This increase is due to the factors describe above.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The following table summarizes the results of our operations during the fiscal years ended on December 31, 2006, 2005 and 2004, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

(all amounts, other than percentages, in U.S. dollars)

	Fiscal Year Ended December 31,

	2006	2005	2004
In thousands of USD

Revenue
Sales	$27,482	$22,184	$18,922
Cost of sales	(16,534)	(12,978)	(12,355)

Gross profit	10,948	9,206	6,567

Expenses
General & administrative expenses	2,412	2,077	1,708
Amortization and depreciation	158	129	101
Recovery of doubtful debt	(58)	(7)	136
Selling expenses	3,783	3,132	2,189

Total Expenses	6,295	5,331	4,134

Government grant income	33	320	466
Finance costs	(226)	(103)	(93)
Income before income taxes and minority interests	4,505	4,140	2,817
Income taxes	(7)	(250)	(665)
Net income	4,496	3,881	2,150

As a Percentage of Net Revenue

	Fiscal Year Ended December 31,
	2006	2005	2004

Sales	100.00%	100.00%	100.00%
Cost of Sales	60.16%	58.50%	65.29%

Gross profit	39.84%	41.50%	34.71%

Expenses
General and administrative expenses	8.78%	9.36%	9.03%
Amortization and depreciation	0.57%	0.58%	0.53%
Recovery of doubtful debt	(0.21%)	(0.03%)	0.72%
Selling expenses	13.77%	14.12%	11.57%

Total Expenses	22.91%	24.03%	21.85%

Government grant income	0.12%	1.44%	2.46%
Finance costs	0.82%	0.46%	0.49%
Income before income taxes and minority interests	16.39%	18.66%	14.89%
Income taxes	0.03%	1.13%	3.51%

Net income	16.36%	17.49%	11.36%

Sales revenues. Our sales revenues increased by $5.30 million, or 23.88%, to $27.48 million in 2006, from $22.18 million in 2005.  The increase was driven by strong increase in our sales volume due to the expansion of our maintenance services that we provide along with sales of our products.  Our revenues also increased due to more orders for shaped refractory products, which we do not produce ourselves but instead order from third parties and resell to fulfill our customers’ demands.  Our revenue from shaped refractory products increased $2.96 million, or 317%, to $3.89 million in 2006, from $0.93 million in 2005.

Cost of sales. Our cost of sales increased by $3.56 million, or 27.40%, to $16.53 million in 2006, from $12.98 million in 2005.  This increase was mainly attributable to and correlates to the increase in our sales volume.  As a percentage of net revenues, our cost of goods sold in 2006 increased 1.66%, from 2005.  The decrease in gross margin occurred mainly because our shaped refractory product sales, with a gross margin of approximate 15.3%, accounted for a larger share in our total revenue.  The gross margin of our core business, monolithic refractory product, was improved from 42.8% in 2005, to 43.9% in 2006.

Gross profit. Our gross profit increased $1.74 million, or 18.92%, to $10.95 million in 2006, from $9.21 million in 2005.  Gross profit as a percentage of net revenues decreased 1.66% in 2006 as compared with 2005, was mainly due to the increase in our sales revenue.  Gross profit as a percentage of net revenues in 2006 was 39.84%, as compared to 41.50% during the same period in 2005.  The decrease of such percentage was mainly due to the increase in our purchase costs which led to a decrease in gross profit as a percentage of net revenue.

General and administrative expenses. Our general and administrative expenses increased $0.34 million, or 16.13%, to $2.41 million in 2006 from $2.08 million in 2005.  As a percentage of net revenues, administrative expenses decreased 0.5% in 2006 as compared with 2005.  This increase was partly attributable to $0.13 million of expenses incurred by the commencement of our new fracture proppant segment operations, which had not generated revenue at December 31, 2006.

Amortization and depreciation. Our amortization and depreciation expenses increased $29,000, or 22.25%, to $158,000 in 2006 from $129,000 in 2005.  As a percentage of net revenues, expenses associated with amortization and depreciation were slightly decreased 0.01%, from  0.58 % in 2005, to 0.57 % in 2006.  The increase in our amortization and depreciation expenses, and slight decrease in our amortization and depreciation expenses as a percentage of revenues was largely due to an increase in fixed assets during 2006.

Recovery of doubtful debts. Our recovery of doubtful debts increased $51,000 to $(58,000) in 2006 from $(7,000) in 2005.  This increase in our recovery of doubtful debts was attributable to the writing off of the bad debt previously booked under general and administrative expenses in 2006.

Selling expenses. Our selling expenses increased $0.65 million, or 20.8%, to $3.78 million in 2006 from $3.13 million in 2005.  The increase in our selling expenses resulted primarily from costs associated with the increase in our sales. As a percentage of net revenues, selling expenses decreased 0.4% in 2006 as compared with 2005.  In addition, our shipment expenses increased $0.69 million from $1.45 million in 2005 to $2.14 million in 2006, due largely to improved cost controls.

Government grant income. Our government grant income decreased $287,000, or 89.69%, to $33,000 in 2006 from $320,000 in 2005.  As a percentage of net revenues, our government grant income was 0.12% in 2006 and 1.44% in 2005.  This decrease was primarily because the government subsidy of employing disabled persons was not applicable to us after May 2005.

Finance costs. Our finance costs increased by $123,000, or 119.42%, from $103,000 in 2005 to $226,000 in 2006.

Income before income taxes and minority interests. Our income before income taxes and minority interests increased $0.37 million, or 8.80%, to $4.50 million in 2006 from $4.14 million in 2005.  As a percentage of net revenues, our income before income taxes and minority interests decreased 2.27% in 2006 as compared with 2005.  This decrease was primarily attributable to the significant decrease of $287,532 of our government subsidy for employing disabled persons to $33,251 in 2006, and the 89.6% decrease in our gross margin.

Income taxes. We incurred income taxes of $7,000 in 2006 compared to $250,000 in 2005.  Although our pre-tax income was higher in 2006 compared to 2005, we paid less taxes in 2006 because we entered the tax holiday period after we became a wholly-owned foreign enterprise in January 2005.

Net income. Net income increased $0.62 million, or 15.85%, to approximately $4.50 million in 2006 from approximately $3.88 million in 2005, as a result of the factors described above.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Sales Revenues. Our sales revenues increased $3.26 million, or 17.24%, to $22.18 million in 2005, from $18.92 million in 2004.  This increase was mainly attributable to the capacity expansion of our steel industry customers and the acceptance of our contract maintenance sales initiated in 2004.

Cost of sales.  Our cost of sales increased $0.62 million, or 5.04%, to $12.98 million in 2005, from $12.36 million in 2004.  This increase was mainly attributable to an increase in costs resulting from increased sales volume.  As a percentage of net revenues, our cost of goods sold in 2005 decreased 6.80%, from 2004, mainly due to a decrease in the price of alumina-based raw materials.

Gross Profit. Our gross profit increased $2.64 million, or 40.19%, to $9.21 million in 2005, from $6.57 million in 2004.  Gross profit as a percentage of net revenues increased 6.80% in 2005, as compared with 2004.  This increase was mainly due to the increase in our sales revenue.

General and administrative expenses. Our general and administrative expenses increased $0.37 million, or 21.60%, to $2.08 million in 2005 from $1.71 million in 2004.  As a percentage of net revenues, administrative expenses increased 0.34% in 2005 as compared with 2004. This increase in our general and administrative expenses was attributable to more efficient cost controls.

Amortization and depreciation. Our amortization and depreciation expenses increased $28,000, or 27.72%, to $129,000 in 2005, from $101,000 in 2004.  As a percentage of net revenues, expenses associated with amortization and depreciation remained virtually unchanged in 2005 as compared with 2004.

Recovery of doubtful debts. Our provision of doubtful debts decreased $143,000 from a provision of $136,000 in 2004 to a recovery of $7,000 in 2005.  This increase in our recovery of doubtful debts was attributable to the writing off of the bad debt previously booked under general and administrative expenses in 2005.

Selling expenses. Our selling expenses increased $0.94 million, or 43.08%, to $3.13 million in 2005 from $2.19 million in 2004.  As a percentage of net revenues, our selling expenses in 2005 increased 2.55% as compared with 2004.  This dollar increase was primarily attributable to the $0.36 million increase in transportation expenses and a $0.45 increase in promotional and commission related expenses in 2005.

Government grant income. Our government grant income decreased $146,000 or 31.33%, to $320,000 in 2005 from $466,000 in 2004.  As a percentage of net revenues, our government grant income was 1.44% in 2005 and 2.46% in 2004.  This decrease was primarily because the base amount used to calculate the amount of our grant in 2005 was less than in 2004.

Finance costs. Our finance costs increased $10,000 or 10.75% from $93,000 in 2004 to $103,000 in 2005.  This increase in our finance costs was attributable to an increase in the cost of foreign exchange in lieu of check received from our customers.

Income before income taxes and minority interests. Our income before income taxes and minority interests increased $1.32 million, or 46.96%, to $4.14 million in 2005, from $2.82 million in 2004.  As a percentage of net revenues, our income before income taxes and minority interests increased 3.77% in 2005, as compared with 2004.  This increase was primarily attributable to the increase sales of products with higher profit margins.

Income taxes. We incurred income taxes of $250,000 in 2005.  This is a decrease of 62.41% from the taxes we incurred in 2004, which amounted to $665,000.  Although our pre-tax income was higher in 2005 as compared to 2004, we paid $370,326 less taxes in 2005 because we gained some tax advantages when Henan Gengsheng became a wholly-owned foreign enterprise in January 2005.

Net income. Net income increased $1.73 million, or 80.51%, to $3.88 million in 2005 from $2.15 million in 2004, as a result of the factors described above.

Allowance of Doubtful Accounts

We establish an allowance for doubtful accounts based on management’s assessment of the collectibility of accounts receivables. A considerable amount of judgment is required in assessing the amount of the allowance, including our consideration of the historical level of credit losses and applies percentages to aged receivable categories. We make judgments about the creditworthiness of each customer based on ongoing credit evaluations, and monitor current economic trends that might impact the level of credit losses in the future. If the financial condition of our customers were to deteriorate, resulting in their inability to make payments, a larger allowance may be required. Based on the above assessment, during the reporting periods, the management establishes the general provisioning policy to make allowance equivalent to 1% of gross amount of accounts receivables due below 1 year, 5% of gross amount of accounts receivables due from 1 to 2 years, 40% of gross amount of accounts receivables due from 2 to 3 years and 70% of gross amount of accounts receivables due over 3 years. Additional specific provision is made against accounts receivables to the extent which they are considered to be doubtful. Bad debts are written off when identified.  We do not accrue interest on trade accounts receivable. Historically, losses from uncollectible accounts have not significantly deviated from the general allowance estimated by the management and no significant additional bad debts have been written off directly to the profit and loss. This general provisioning policy has not changed in the past since establishment and the management considers that the aforementioned general provisioning policy is adequate and not too excessive and does not expect to change this established policy in the near future.  During the years ended December 31, 2006, 2005 and 2004, (recovery of) provision for doubtful debts amounting to $(126,287), $19,765 and $103,812 was recognized.

Product Line Information

Monolithic Refractories

Revenues - For the six-month period ended June 30, 2007, our sales revenue from our monolithic refractories product line was $17,231,443, compared to $11,377,570, for the six month period ending June 30, 2006.  This increase of $5,853,873, or 51.4%, in our sales revenue from monolithic refractories is primarily attributable to an increase in sales to new customers and greater sales to existing customers, whose increases in production volume generated greater demand for our products.  For fiscal years 2006, 2005 and 2004, our monolithic refractories product line accounted for $26,641,013, $21,682,855 and $18,562,738 in revenues, respectively, which represents approximately 97%, 98% and 98% of our revenues for such periods.  Our revenues increased in 2006 due to more orders for shaped refractory products, which we do not produce ourselves but instead order from third parties and resell to fulfill our customers’ demands.  Our revenue increase in 2005 was mainly attributable to our acquiring new customers, including Nanchang Steel & Iron Co., Ltd., Zibo Hongda Steel & Iron Co., Ltd., and Jiexiu Xintai Steel & Iron Co, and increased orders from Rizhao Steel & Iron Holdings Group, one of our top customers.

Cost of Sales - The cost of sales for our monolithic refractory products increased by $3,538,319, or 50.8%, to $10,500,300 for the period ended June 30, 2007, from $6,961,981 for the period ended June 30, 2006.  For the fiscal year 2006, the cost of sales for these products increased by $3,416,744, or 27%, to $16,073,535, from $12,656,791 in 2005; and for fiscal year 2005, the cost of sales increased by $540,522, or 4.5%, to $12,656,791, from $12,116,269 in 2004.  As a percentage of net revenues, the cost of sales for our monolithic refractory products was 60.9% and 61.2% for the six-month periods ended June 30, 2007 and 2006, respectively. As percentage of net revenues, our cost of sales for our monolithic refractory products increased to 60.3% in 2006, from 58.4% in 2005; and to 58.4% in 2005, from 65.3% in 2004.  The dollar increase in cost of sales for our monolithic refractory products from period to period is mainly attributable to and correlates to the increase in the volume of sales for our products.

Gross Profit.  The gross profit for our monolithic refractory products increased by $2,315,554, or 52.4%, to $6,731,143 for the period ended June 30, 2007, from $4,415,589 for the period ended June 30, 2006.  For the fiscal year 2006, the gross profit for these products increased by $1,541,414, or 17.1%, to $10,567,478, from $9,026,064 in 2005; and for fiscal year 2005, the gross profit increased  by $2,579,595, or 40%, to $9,026,064, from $6,446,469 in 2004.  As a percentage of net revenues, the gross profit from sales of our monolithic refractory products was 39.1% and 38.8% for the six-month periods ended June 30, 2007 and 2006, respectively. As percentage of net revenues, the gross profit on sales of our monolithic refractory products decreased to 39.7% in 2006, from 41.6% in 2005; and to 41.6% in 2005, from 34.7% in 2004.  The dollar increase in gross profit from sales of monolithic refractory products was mainly due to the increase in our sales revenue from period to period. Gross profit as percentage of total revenue from monolithic refractory products decreased in 2006 mainly due to a decrease in sales of high profit margin products, despite the increase in sales of low profit margin products such as pre-cast roofs.  Gross profit as percentage of total revenue from monolithic refractory products increased in 2005 mainly due to an increase in sales of warrant-provided products with higher profit margins.

Industrial Ceramics

Revenues. During the first six months of 2007, revenue generated by sales of our industrial ceramic products was $1.19 million, or 6.4% of our revenues, as compared to approximately $0.48, or 4.0%, during the same period in 2006, primarily due to the increased sale of our industrial ceramic products to new customers.  For fiscal years 2006, 2005 and 2004, our industrial ceramics product line accounted for $840,526, $501,391 and $358,879 in revenues, respectively, which represents 3%, 2% and 2% of our revenues for such periods.  Our revenues for industrial ceramics increased from period to period primarily due to the increased sale of our industrial ceramic products to new customers.

Cost of Sales - The cost of sales for our industrial ceramic products increased by $476,151, or 195.1%, to $720,153 for the period ended June 30, 2007, from $244,002 for the period ended June 30, 2006.  For the fiscal year 2006, the cost of sales for these products increased by $139,490, or 43.5%, to $460,469, from $320,979 in 2005; and for fiscal year 2005, the cost of sales increased by $82,148, or 34.4%, to $320,979, from $238,831 in 2004.  As a percentage of net revenues, the cost of sales for our industrial ceramic products was 60.7% and 50.7% for the six-month periods ended June 30, 2007 and 2006, respectively. As percentage of net revenues, our cost of sales for our industrial ceramic products increased to 54.8% in 2006, from 64% in 2005; and to 64% in 2005, from 66.6% in 2004.  The dollar increase in cost of sales for our industrial ceramic products from period to period is mainly attributable to and correlates to the increase in the volume of sales for our products.

Gross Profit.   The gross profit for our industrial ceramic products increased by $229,675, or 96.9%, to $466,730 for the period ended June 30, 2007, from $237,055 for the period ended June 30, 2006.  For the fiscal year 2006, the gross profit for these products increased by $199,644, or 110.7%, to $380,057, from $180,412 in 2005; and for fiscal year 2005, the gross profit increased  by $60,364, or 50.3%, to $180,412, from $120,048 in 2004.  As a percentage of net revenues, the gross profit for our industrial ceramic products was 39.3% and 49.3% for the six-month periods ended June 30, 2007 and 2006, respectively.  As percentage of net revenues, the gross profit for our industrial ceramic products increased to 45.2% in 2006, from 36% in 2005; and to 36% in 2005, from 33.5% in 2004.  The dollar increase in gross profit from sales of industrial ceramics was mainly due to the increase in our sales of products from period to period.   Gross profit as a percentage of revenues from sales of industrial ceramics increased in 2005 and 2006 and for the six-month period ending June 30, 2007, mainly because of orders from new steelmaking customers and increasing orders from our old customers for increased steel production. The higher gross profit margin of our industrial ceramic products contributed to a significant increase to our gross profit.

Fracture Proppants

We first produced fracture proppant products in December 2006, and at the end of fiscal year 2006, none of our fracture proppant products had been sold. However, during the first six months of 2007, our fracture proppant product line contributed approximately $100,000 in sales revenue. Additional information regarding our monolithic refractories, industrial ceramics and fracture proppant product lines can be found under the heading “Our Products and Services” contained elsewhere in the prospectus.

Additional information regarding our monolithic refractories, industrial ceramics and fracture proppant product lines can be found under the heading “Our Products and Services” contained elsewhere in the prospectus.

Selected Consolidated Financial Data

The following selected consolidated financial data is for Gengsheng International Corporation (formerly, Powersmart Holdings Limited), which became our wholly owned subsidiary on April 25, 2007 and is the holding company of our commercial operations. It should be read in conjunction with our consolidated financial statements and the related notes, and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this registration statement. The statement of operations data for the years ended December 31, 2004, 2005 and 2006, and the balance sheet data as of December 31, 2004, 2005 and 2006, are derived from, and are qualified by reference to, our audited consolidated financial statements that have been audited by PKF Hong Kong, China, CPA, our independent auditors, and they are included in this prospectus. The statement of operations data for the fiscal years ended December 31, 2002 and 2003 and the balance sheet data as of December 31, 2002 and 2003 are derived from our unaudited consolidated financial statements that are not included in this registration statement.  The unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for the fair presentation of our financial position and results of operations for these periods. Historical results are not necessarily indicative of the results to be expected in the future.

(amount in thousands, except earnings per share)

	6-Month Period Ended June 30	Year ended December 31
	2007	2006	2005	2004	2003	2002
Revenue
Sales	18,518	$27,482	$22,184	$18,922	$14,095	$11,166
Cost of sales	(11,289)	(16,534)	(12,978)	(12,355)	(8,162)	(5,460)

Gross profit	7,229	10,948	9,206	6,567	5,933	5,706
Expenses
General and administrative expenses	1,215	2,412	2,077	1,708	1,579	1,506
Amortization and depreciation	103	158	129	101	13	0
(Recovery of) provision for doubtful debts		(58)	(7)	136	494	426
Selling expenses	2,442	3,783	3,132	2,189	2,031	1,645

Total Expenses	3,760	6,295	5,331	4,134	4,117	3,577

Income before the following items and taxes	3,469	4,653	3,875	2,433	1,816	2,129
Government grant income	72	33	320	465	315	0
Interest Income	5	9	8	5	3	0
Other Income	1	36	39	7	17	1
Finance costs	(261)	(226)	(102)	(93)	(108)	(154)

Income before income taxes and minority interests	3,285	4,505	4,140	2,817	2,043	1,976
Income taxes	(436)	(7)	(250)	(665)	(352)	(136)
Minority interests	(28)	(2)	(9)	(2)	20	0

Net income	2,820	4,496	3,881	2,150	1,711	1,840

Earnings per share:
Basic	$0.14	$44,961.02	$38,808.82	$21,499.30	$17,110.00	$18,400.00
Diluted	$0.14	$44,961.02	$38,808.82	$21,499.30	$17,110.00	$18,400.00

Weighted average number of shares outstanding:
Basic	19,534,640	100	100	100	100	100

Diluted	19,601,843	100	100	100	100	100

	As of June 30	As of December 31
	2007	2006	2005	2004	2003	2002
Balance sheet data:
Cash and cash equivalents	$ 7,168	$ 426	$ 1,420	$ 269	$ 274	$ 292
Working capital	22,673	11,460	9,816	6,122	4,290	3,471
Total assets	50,168	30,944	21,609	18,998	16,307	12,753

Total current liabilities	19,236	11,653	7,388	8,980	8,429	6,397
Long term liability	0	0	0	0	0	0
Total liabilities	19,236	11,653	7,388	8,980	8,429	6,397
Minority interest	171	142	125	113	124	147
Total stockholders’ equity	30,762	19,149	14,096	9,905	7,754	6,209

Selected Quarterly Financial Information

The following table sets forth certain unaudited financial information for us for each of the quarters set forth below. The consolidated financial statements for each of these quarters have been prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of our management, include all adjustments necessary for the fair presentation of the results of operations for these periods. You should read this information together with our audited consolidated financial statements and the related notes included elsewhere in this prospectus.

(in thousands, except for earnings per share)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total

(in US$)
Year ended December 31, 2007:
Net revenues	$8,520	$9,998
Gross profit	3,357	3,872
Net income	1,258	1,563
Earnings per share:
Basic and diluted	12,580	0.07
Year ended December 31, 2006:
Net revenues	$5,030	$6,829	$7,022	$8,601	$27,482
Gross profit	1,915	2,738	2,891	3,404	10,948
Net income	757	1,104	1,220	1,415	4,496
Earnings per share:
Basic and diluted	7,568.79	11,038.61	12,203.60	14,150.02	44,961.02

Year ended December 31, 2005:
Net revenues	4,967	5,375	5,733	6,109	22,184
Gross profit	1,947	2,220	2,479	2,560	9,206
Net income	810	890	1,104	1,077	3,881
Earnings per share:
Basic and diluted	$8,102.28	$8,897.82	$11,038.74	$10,769.98	$38,808.82

_________________________

*     The per share data reflects the recapitalization of stockholders’ equity as if the reverse acquisition of Gengsheng International occurred as of the beginning of the first period presented and has been adjusted for the 1-for-50 reverse stock split effected on December 11, 2006.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Six-month period ended June 30,
	2007	2006
	(Dollars in thousands)

Net cash (used in) operating activities	(2,111)	(1,366)
Net cash (used in) investing activities	(1,025)	(813)
Net cash provided by financing activities	9,795	1,246
Net cash inflow/ (outflow)	6,742	(924)

	Year Ended December 31,
	2006	2005	2004
	(Dollars in thousands)
Net cash provided by (used in) operating activities	$ 640	$ 3,686	$ 340
Net cash provided by (used in) investing activities	(3,104)	(734)	(652)
Net cash provided by (used in) financing activities	1,444	(1,832)	308
Effect of foreign currency translation on cash and cash equivalents	26	31	–
Net (decrease) increase in cash and cash equivalents	(994)	1,151	(4)
Cash and cash equivalents – end of period	426	1,420	269

Operating Activities

Net cash used in operating activities was $2.11 million for the six-month period ended June 30, 2007, which is an increase of $0.74 million from $1.37 million net cash used in operating activities for the same period in 2006.  The net outflow from our operating activities was mainly due to an increase in bills receivable which represented bankers’ acceptance drafts used to settle the trade receivable.

Net cash provided by operating activities in 2006 totaled $0.6 million, which is a decrease of $3.046 million from net cash provided by operating activities of $3.686 million in 2005.  The decrease was mainly due to an increases in inventory, accounts receivable and other receivables and prepayments partially offset by an increase in accounts payable.

Net cash provided by operating activities during 2005 totaled $3.686 million, which is an increase of $3.346 million from net cash used in operating activities of $340,000 during 2004.  The increase was mainly due to increase in net income and decrease in other receivables and prepayments.

As of June 30, 2007, we have $1.48 million in bills receivable, which we received from our customers in the form of bankers’ acceptance drafts.  In China, bankers’ acceptance drafts are used to settle trade debts between companies. A banker’s acceptance draft is issued by a depositor who maintains an account at an acceptance bank.  The acceptance bank ensures unconditional payment to the draft holder on the designated maturity date specified on the draft. Typically, our customers pay us with bankers’ acceptance drafts with maturity dates ranging from 60 to 90 days. We reasonably expect that all of our bankers’ acceptance drafts will be paid upon maturity. In addition, we can endorse and transfer those bankers’ acceptance drafts to pay our suppliers.  Overall, we believe that our cash flow from operating activities should be adequate to sustain our operations at our current levels through the next twelve months.

Investing Activities

Net cash used in investing activities was $1.03 million for the six-month period ended June 30, 2007, which is mainly due to settle the payment for construction work in connection with a factory for our new fracture proppant business segment.

Net cash used in investing activities in the year 2006 was $3.104 million, which is an increase of $2.37 million from net cash used for investing activities of $0.734 million in 2005. The increase for 2006 was primarily due to amounts invested in connection with the acquisition of a technology used to produce a refractory called BF taphole mud, used in large-size blast furnaces and new product development efforts by our new subsidiary, Duesail , which develops a product called fracture proppant.  By the end of 2006, payments have been made by Duesail to acquire buildings, plant and machinery and other equipment amounting to $2,036,000, $775,000 and $27,000 respectively. The remaining portion was mainly incurred by Henan Gengsheng mainly for the acquisition of motor vehicles and machinery.

Net cash used for investing activities in 2005 totaled $0.734 million as compared to $0.652 million used for investing activities in 2004. The $0.082 million increase of net cash used for investing activities in 2005 was mainly attributable to the purchase of fixed assets.

Financing Activities

Net cash provided by financing activities was $9.80 million for the six-month period ended June 30, 2007 which is an increase of $8.55 million, as compared to net cash provided by financing activities for the same period ended in 2006. There are two main reasons for the increase of the net cash provided by financing activities.

•

On April 25, 2007, we completed a private placement financing transaction in which we sold 5,347,594 shares of our common stock to certain accredited investors for approximately $10 million in gross proceeds or approximately $8.5 million after the deduction of the transaction costs.

•

During the first six months of 2006, the Company borrowed approximately $3.24 million from commercial banks in China for the construction and development of our new fracture proppant business line.

Net cash provided by financing activities was $1.444 million in 2006 as compared to $1.832 million used in financing activities in 2005.  The change was attributable to the fact that we borrowed more money than we repaid.

Net cash used in financing activities was $1.832 million in 2005 as compared to $0.308 million provided by financing activities in 2004.  The change was attributable to the fact that we repaid more money than we borrowed.

As of June 30, 2007, we had $3,945,000 debt obligations, our total current liabilities were $19,235,503 and our debt to equity ratio was  38.3%.

Loan Facilities:

As of June 30, 2007, the Company and its subsidiaries had been extended bank loans with the following terms:

(in U.S. Dollars)

Lender	Date of Loan	Maturity Date	Duration	Interest Rate	Principal Amount
Agricultural Bank of China	December 30, 2006	December 29, 2007	1 year	7.34%	$657,500
China Citic Bank	January 12, 2007	July 31, 2007	6 months	7.34%	$1,972,500
Agricultural Bank of China	March 13, 2007	March 12, 2008	1 year	7.34%	$1,315,000

We expect that we will repay the foregoing loans upon maturity out of operating cash flows or through a refinancing of the debt by having a new financing.

On June 8, 2007, we repaid a loan in the principal amount of $1,297,100 to Shanghai Pudong Development Bank.

Giving effect to the foregoing bank loans and other financing activities, we believe that our currently available working capital should be adequate to sustain our operations at our current levels through at least the next twelve months.

Obligations Under Material Contracts

Below is a table setting forth our material contractual obligations as of June 30, 2007, which only consists of our short term loan agreements:

Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$3,945,000	$3,945,000	-	-	-
Capital Lease Obligations	-	-	-	-	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under GAAP	-	-	-	-	-
Total	$3,945,000	$3,945,000	-	-	-

Below is a brief summary of the payment obligations under material contacts to which we are a party:

On December 30, 2006, our Chinese subsidiary Henan Gengsheng entered into a loan agreement with China Agricultural Bank, Gongyi Branch, for a loan in the principal amount of $657,500 (RMB5,000,000). The interest rate for this loan is 7.344% per annum and the loan has a maturity date of December 29, 2007.  Our ability to repay the loan was guaranteed by a third-party non-affiliate company.   Under the terms of the loan agreement, if the loan is not paid in full on the maturity date, the interest rate will be increased by another 50% of the interest rate per annum until payment is made. For the term of the loan, Henan Gengsheng agreed that it will use the loan solely for raw materials, and that it will not transfer any capital, assets or equity from the company in an attempt to avoid meeting its debt obligations to the Bank. Furthermore, if the loan is used for any other purpose than to fund the purchase of raw materials, the Bank will have the right to increase the interest rate by up to 100% of the interest rate per annum. In addition, Henan Gengsheng has agreed that it will provide another guarantor of its ability to perform its obligations under the loan agreement if the current guarantor loses partial or total ability to provide guarantees relating to the loan because of production disruption, going out of business, cancellation of its state registration, revocation of its business license, bankruptcy, or other loss of business; or the value of the collateral or rights under the loan agreement has decreased.

On January 12, 2007, Henan Gengsheng entered into a short-term loan agreement with China Citic Bank, Zhengzhou Brank (the “Lender”) for a loan in the principal amount of $1,972,500(RMB15,000,000), for the purpose of purchasing raw materials. The interest rate for this loan is 7.34% per annum and the loan has a maturity date on July 31, 2007.  Under the terms of the loan agreement, if the loan is not paid in full on the maturity date, the interest rate will be increased by another 50% of the interest rate per annum until payment is made. Furthermore, if the loan is used for any other purpose than to fund the purchase of raw materials, the Bank will have the right to increase the interest rate by up to 100% of the interest rate per annum. For the term of the loan, Henan Gengsheng has agreed that it will not significantly change its constitution or business scope, lease or otherwise dispose of all or part of its assets or provide a guaranty to a third party that would have a material adverse effect on its financial position or its ability to perform its obligations under this loan agreement, without the written consent with the lender. Henan Gengsheng has also agreed not to sign any loan agreement that would subordinate the loan or settle other loans in a priority to the lender if such settlement would violate the legal settlement sequence in bankruptcy.

On March 13, 2007, Henan Gengsheng entered into a loan agreement with Agricultural Bank of China (the “Lender”), for a loan in the principal amount of $1,315,000 (RMB10,000,000). The interest rate for this loan is 7.34% per annum and the loan has a maturity date on March 12, 2008. Our ability to repay the loan was guaranteed by a third-party non-affiliate company. Under the terms of the loan agreement, if the loan is not paid in full on the maturity date, the interest rate will be increased by another 50% of the interest rate per annum until payment is made.  For the term of the loan, Henan Gengsheng agreed that it will use the loan solely for raw materials, and that it will not transfer any capital, assets or equity from the company in an attempt to avoid meeting its debt obligations to the Bank. Furthermore, if the loan is used for any other purpose than to fund the purchase of raw materials, the Bank will have the right to increase the interest rate by up to 100% of the interest rate per annum.  In addition, Henan Gengsheng has agreed that it will provide another guarantor of its ability to perform its obligations under the loan agreement if the current guarantor loses partial or total ability to provide guarantees relating to the loan because of production disruption, going out of business, cancellation of its state registration, revocation of its business license, bankruptcy, or other loss of business; or the value of the collateral or rights under the loan agreement has decreased.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make assumptions, estimates and judgments that affect the amounts reported in the financial statements, including the notes thereto, and related disclosures of commitments and contingencies, if any. We consider our critical accounting policies to be those that require the more significant judgments and estimates in the preparation of financial statements, including the following:

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. These accounts and estimates include, but are not limited to, the valuation of accounts receivable, other receivables, inventories, deferred income taxes, and the estimation on useful lives of property, plant and equipment. Actual results could differ from those estimates.

Allowance of doubtful accounts

We establish an allowance for doubtful accounts based on management’s assessment of the collectibility of accounts receivables. A considerable amount of judgment is required in assessing the amount of the allowance, including our consideration of the historical level of credit losses and applies percentages to aged receivable categories. We make judgments about the creditworthiness of each customer based on ongoing credit evaluations, and monitor current economic trends that might impact the level of credit losses in the future. If the financial condition of our customers were to deteriorate, resulting in their inability to make payments, a larger allowance may be required. Based on the above assessment, during the reporting periods, the management establishes the general provisioning policy to make allowance equivalent to 1% of gross amount of accounts receivables due below 1 year, 5% of gross amount of accounts receivables due from 1 to 2 years, 40% of gross amount of accounts receivables due from 2 to 3 years and 70% of gross amount of accounts receivables due over 3 years. Additional specific provision is made against accounts receivables to the extent which they are considered to be doubtful. Bad debts are written off when identified.  We do not accrue interest on trade accounts receivable. Historically, losses from uncollectible accounts have not significantly deviated from the general allowance estimated by the management and no significant additional bad debts have been written off directly to the profit and loss. This general provisioning policy has not changed in the past since establishment and the management considers that the aforementioned general provisioning policy is adequate and not too excessive and does not expect to change this established policy in the near future.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined on a weighted average basis and includes all expenditures incurred in bringing the goods to the point of sale and putting them in a saleable condition. In case of manufacturing inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. In assessing the ultimate realization of inventories, the management makes judgments as to future demand requirements compared to current or committed inventory levels. Our reserve requirements generally increase as our projected demand requirements; decrease due to market conditions, product life cycle changes. We estimate the demand requirements based on market conditions, forecasts prepared by its customers, sales contracts and orders in hand. In addition, we estimate net realizable value based on intended use, current market value and inventory aging analyses.  We write down the inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventories and the estimated market value based upon assumptions about future demand and market conditions.  Based on the above assessment, we establish a general policy to make a 50% provision for inventories aged over 1 year.  Historically, the actual net realizable value is close to the management estimation.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use.

Depreciation is provided on straight-line basis over their estimated useful lives. The principal depreciation rates are:

	Annual rate		Residual value

Buildings		5 7%		3 10%

Plant and machinery		9 39%		3 10%

Furniture, fixtures and equipment		9 20%		3 10%

Motor vehicles		9 18%		3 10%

Maintenance or repairs are charged to expense as incurred. Upon sale or disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to income.

Revenue recognition

Revenue from sales of our products is recognized when the significant risks and rewards of ownership have been transferred to the buyer at the time when the products are delivered to and accepted by its customers, the sales price is fixed or determinable and collection is reasonably assured.

Recent accounting pronouncements

In July 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in tax positions.  This Interpretation requires that we recognize in our consolidated financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position.  The provisions of FIN 48 are effective for us on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings.  The Company has evaluated the effect of FIN 48 and there was no material effects on its financial statements in adopting FIN 48.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, where fair value is the relevant measurement attribute.  The standard does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal year beginning after November 15, 2007, and interim periods within those fiscal year.  The Company is in the process of evaluating this guidance and therefore has not yet determined the impact that SFAS 157 will have on our financial statements upon adoption.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115.  SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value.  Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date.  The fair value option may be elected on an instrument-by-instrument basis, with few exceptions.  SFAS 159 also establishes presentation and disclosure requirements to facilitate comparisons between companies that choose different measurement attributes for similar assets and liabilities.  The requirements of SFAS 159 are effective for our fiscal year beginning January 1, 2008.  The Company is in the process of evaluating this guidance and therefore has not yet determined the impact that SFAS 159 will have on its financial statements upon adoption.

In September 2006, the SEC issued SAB No. 108, which provides guidance on the process of quantifying financial statement misstatements.  In SAB No. 108, the SEC staff establishes an approach that requires quantification of financial statement errors, under both the iron-curtain and the roll-over methods, based on the effects of the error on each of our financial statements and the related financial statement disclosures. SAB No.108 is generally effective for annual financial statements in the first fiscal year ending after November 15, 2006.  The transition provisions of SAB No. 108 permits existing public companies to record the cumulative effect in the first year ending after November 15, 2006 by recording correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings.  The Company has evaluated the effect of SAB No. 108 and there was no material effects on its financial statements in adopting SAB No. 108.
In December 2006, the FASB issued Staff Position No. EITF 00−19−2, “Accounting for Registration Payment Arrangement.” The FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with SFAS No. 5, “Accounting for Contingencies” and FASB Interpretation No. 14, Reasonable Estimation of the Amount of a Loss.  We believe that our current accounting is consistent with the FSP. Accordingly, adoption of the FSP has had no effect on our consolidated financial statements.

Seasonality

Our sales of products for October, November and December of each calendar year are usually lower than the first nine months of the calendar year because of the seasonal decrease of customer demand.  Customer demand for refractories products generally decreases the fourth quarter of each calendar year because it is not advisable to construct and repair industrial furnaces in a low temperature environment.

Off-Balance Sheet Arrangements

In the ordinary course of business practices in China, we enter into transactions with banks or other lenders where we guarantee the debt of other parties.  These parties are or may be unrelated to us.  Conversely, our debt with lenders may also be guaranteed by other parties that may be unrelated to us.

Under generally accepted accounting principles in the United States, these transactions may not be recorded on our balance sheet or may be recorded in amounts different than the full contract or notional amount of the transaction.  Our primary off balance sheet arrangements would result from our loan guaranties in which Henan Gengsheng provides contractual assurance of the repayment of third party debt, or guarantee the timely re-payment of principal and interest of the indebted party for whom the repayment of debt has been guaranteed.

Typically, no fees are received for this service.  In this situation, Henan Gengsheng records a contingent obligation related to the guarantee of payment in the event of a default on the underlying loan.

The transactions described above require accounting treatment under FASB Interpretation 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”).  Under that standard, we would be required to recognize the fair value of guarantees issued or modified after December 31, 2002 for non-contingent guarantee obligations, and also a liability for contingent guarantee obligations based on the probability that the guaranteed party will not perform under the contractual terms of the guaranty agreement.

From time to time we have delivered debt guarantees on behalf of Zhengzhou Jinyuan Flour Co., Ltd which are summarized as follows :-

	June 30 2007	December 31 2006
	(Unaudited)	(Audited)
Guarantees given by the Company	$6,575,000	$2,564,000

Management has assessed the fair value of the obligation arising from the above financial guarantees and considered it as nil for our Company.  Therefore, no obligation in respect of the above guarantees was recognized as of June 30, 2007 and December 31, 2006.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

We are exposed to interest rate risk due primarily to our short-term bank loans. Although the interest rates are fixed for the terms of the loans, the terms are typically twelve months and interest rates are subject to change upon renewal. Since July 20, 2007, the People’s Bank of China has increased the interest rate of Renminbi bank loans with a term of six months or less by 0.2% and loans with a term of six to 12 months by 0.3%. The new interest rates are approximately 6.0% and 6.8% for Renminbi bank loans with a term six months or less and loans with a term of six to 12 months, respectively.  The change in interest rates has no impact on our bank loans secured before July 28, 2007.   We monitor interest rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds.  We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Credit Risk

The Company is exposed to credit risk from its cash and cash equivalents and bills and trade receivable.  The credit risk on cash and cash equivalents are limited because the counterparties are recognized financial institutions.  Bills and trade receivable are subjected to credit evaluations.  An allowance has been made for estimated irrecoverable amounts which has been determined by reference to past default experience and the current economic environment.

Foreign Currency Risk

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the Renminbi has no longer been pegged to the U.S. Dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.

Because substantially all of our earnings and cash assets are denominated in Renminbi, but our reporting currency is the U.S. dollar, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect our balance sheet and our earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue in the future that will be exchanged into U.S. dollars and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.

Most of the transactions of the Company are settled in Renminbi and U.S. dollars.  In the opinion of the directors, the Company is not exposed to significant foreign currency risk.

Inflation

Inflationary factors, such as increases in the cost of our products and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of sales revenue if the selling prices of our products do not increase with these increased costs.

Commodity Price Risk

The main raw materials of our Company is the natural resources of minerals and other natural resources which may be affected by the laws, regulations or other measure promulgated by the PRC government. Because of the increasing concern about environmental issues, the PRC Government is now putting more restrictions on mining activities.  The supply of the minerals and other natural resources used in connection with our business operations may be affected and we may have exposure to fluctuations in the prices of commodities used in our business and other related commodity risks.

Company’s Operations are Substantially in Foreign Countries

Substantially all of our operations are conducted in China and are subject to various political, economic, and other risks and uncertainties inherent in conducting business in China.  Among other risks, the Group’s operations are subject to the risks of restrictions on transfer of funds; export duties, quotas, and embargoes; domestic and international customs and tariffs; changing taxation policies; foreign exchange restrictions; and political conditions and governmental regulations.   Additional information regarding such risks can be found under the heading “Risk Factors” in this Form 10-Q.

Concentration Risk and Uncertainties

During each of fiscal years 2006, 2005 and 2004, we had only one customer representing 10% or more of the company’s consolidated sales.  In 2004, only Shijiazhuang Steel & Iron Co., Ltd., or Shijiazhuang Steel, accounted for 10% or more of our sales.  Our sales to Shijiazhuang Steel amounted to approximately $2,277,096, or 12% of our total sales in that period.  In 2005, only Rizhao Steel Co., Ltd., or Rizhao Steel, accounted for 10% or more of our sales.  Our sales to Rizhao Steel amounted to $3,365,143, or 15.2% of our sales in 2005.  Rizhao Steel was also the only customer who accounted for 10% or more of our sales in 2006.  Our sales to Rizhao Steel accounted for 16.6%, or $4,553,646 of our revenues for 2006.

OUR BUSINESS

Overview

We are a Nevada holding company whose business operations are conducted through several direct and indirect subsidiaries.  Our wholly-owned Chinese subsidiary, Henan Gengsheng, and its direct, majority-owned Chinese subsidiary, High-Temperature, manufacture and sell monolithic refractory products and industrial ceramic products.  Our direct, wholly-owned BVI subsidiary, Smarthigh, and its direct, wholly-owned Chinese subsidiary, Duesail, manufacture and sell fracture proppant products.

We have three primary product lines that include: monolithic refractories, industrial ceramics, and fracture proppant.  Most of our products are sold to customers in China who operate in the steel, iron, glass, cement and aluminum industries for use in industrial furnace and heavy machinery.  Our monolithic refractories are manufactured in a broad range of specifications and applied in a variety of end products, such as steel-making furnaces, industrial kilns and other high temperature vessels, in order to maintain and extend their service lives, minimize heat and mass losses during production, and reduce the overall production costs.   Our industrial ceramic products, which include abrasive balls and tiles, valves, electronic ceramics and structural ceramics, are purchased by our customers in the electric power, electronic components, industrial pumps, and metallurgy industries.  Our fracture proppant products are used in oil and natural gas wells by our customers in the oil and gas exploration industries.

Our Corporate Structure and History

The following chart reflects our organizational structure as of the date of this prospectus.

Our corporate name is China GengSheng Minerals, Inc.  We were originally incorporated under the laws of the State of Washington on November 13, 1947, under the name Silver Mountain Mining Company.  On August 20, 1979, we amended our articles of incorporation to change our corporate name to Leadpoint Consolidated Mines Company.  From our inception until 2001, our operations involved the attempted commercialization of various unpatented mining claims and deeded mineral rights in the state of Washington.  The unpatented mining claims were terminated and abandoned in 1993 and the deeded mineral rights were abandoned in 2001.  On August 15, 2006, in order to change our domicile from Washington to Nevada, we were merged with and into Point Acquisition Corporation, a Nevada corporation.  From about 2001, until the reverse acquisition of Gengsheng International on April 25, 2007, we did not have any operations or accounts receivable, cash or revenues from operations.  Rather, we were a blank check company and our management was seeking and evaluating potential business opportunities for our acquisition or participation.

Acquisition of Gengsheng International

On April 25, 2007, we completed a reverse acquisition transaction through a share exchange with Gengsheng International, whereby we issued to Shunqing Zhang, the sole shareholder of Gengsheng International, 16,887,815 shares of our common stock, in exchange for all of the issued and outstanding capital stock of Gengsheng International.  Gengsheng International thereby became our wholly owned subsidiary and Mr. Zhang became our controlling stockholder.  On July 26, 2007, we amended our articles of incorporation to change our name from Point Acquisition Corporation to “China GengSheng Minerals, Inc.”

Upon the closing of the reverse acquisition, Timothy P. Halter, our sole officer and director, submitted his resignation letter, pursuant to which he resigned from all offices that he held with the Company, effective immediately and from his position as our director effective on the tenth day following the mailing by us of an information statement to our stockholders that complies with the requirements of Section 14f-1 of the Exchange Act, which information statement was mailed out on or about May 1, 2007.  Shunqing Zhang was appointed as our director at the effective time of the resignation of Mr. Halter.  In addition, our executive officers were replaced by the executive officers of Gengsheng International upon the closing of the reverse acquisition as described in more detail below.

Gengsheng International was incorporated in the BVI in November 2004 and has two direct wholly-owned subsidiaries Gengsheng International and Smarthigh.  Gengsheng International was incorporated in China in December 1992, and Smarthigh was incorporated in the BVI in November 2004.  Gengsheng International owns 89.33% of its Chinese operating subsidiary, High-Temperature, which was incorporated in September 2002.  Smarthigh owns 100% of our other indirect subsidiary, Duesail, which was incorporated in August 2006.

For accounting purposes, the share exchange transaction is treated as a reverse acquisition with Gengsheng International as the acquirer and China GengSheng Minerals as the acquired party.  When we refer in this prospectus to business and financial information for periods prior to the consummation of the reverse acquisition, we usually are referring to the business and financial information of Gengsheng International on a consolidated basis unless the context in this prospectus suggests otherwise.

Private Placement Transaction

On April 25, 2007, we also completed a private placement transaction, pursuant to which we issued and sold 5,374,594 shares of our common stock to certain accredited investors for approximately $10 million in gross proceeds or approximately $8.5 million in net proceeds.  In connection with this private placement, we paid a fee of $683,618 to Brean Murray and its potential designee(s), for services as placement agent for the private placement.  We also agreed to issue Brean Murray and its potential designee(s) a three-year warrant for the purchase of 374,331 shares of our common stock in the aggregate, at an exercise price of $2.06 per share.  We are under the contractual obligation to register shares of our common stock as well as shares of common stock issuable upon exercise of the warrants issued to the placement agent and its designee in connection with this private placement within a pre-defined period.  The shares being registered under this registration statement re the shares of our common stock issued and the shares of common stock underlying warrants issued in connection with the private placement.

Also, on April 25, 2007, our majority stockholder, Shunqing Zhang, entered into an escrow agreement with the private placement investors, pursuant to which, Mr. Zhang agreed to deposit in an escrow account a total of 2,673,796 shares of the Company’s common stock owned by him, to be held for the benefit of the investors.  Mr. Zhang agreed that if the Company does not attain a minimum after tax net income threshold of $8,200,000 for the fiscal year ending December 31, 2007, and $13,500,000 for the fiscal year ending December 31, 2008, the escrow agent may deliver his escrowed shares to the investors, based upon a pre-defined formula agreed to between the investors and Mr. Zhang.  However, if the after tax net income threshold is met, the shares in escrow will be returned to Mr. Zhang.  For purposes of determining whether or not the after tax net income threshold has been met, the return of any shares to Mr. Zhang will not be deemed an expense to the Company, even if such treatment is required by GAAP.

In addition, on April 25, 2007 Mr. Zhang entered into a similar escrow agreement with HFG International, Limited, the Company’s financial advisor in connection with the private placement.  Under such agreement, Mr. Zhang placed into escrow a total of 638,338 shares of our common stock to cover the same minimum net income thresholds as described above with respect to the investor make-good.  Similarly, if the thresholds are not achieved in either year, as described above the escrow agent must release certain amount of the make-good shares that were put into escrow.

Overview of the Refractories Industry

Refractory products are high-temperature-resistant materials primarily used as linings for high-temperature furnaces, kilns, reactors and other high thermal processing units.  In addition to being resistant to thermal stresses caused by temperature changes and temperature gradients, refractory products must also be able to withstand mechanical wear and corrosion caused by chemical agents from contacting media and rapid changes in temperature.

Modern refractory production is largely a replication of a naturally occurring process whereby naturally occurring or synthetic non-metallic mineral oxides, and some non-oxides like carbides or nitrides, are formed under the bonding conditions of high heat and pressure.  Technological progress has resulted in new bonding techniques using chemicals, cements and resins rather than simply heat and pressure.  Refractory products typically have relatively high bulk density, a high softening point and high crushing strength.  The typical categories of refractory products and examples of those products are as follows:

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Monolithics—a lining without joints, which is cast, rammed, gunned or coated onto place inside of a furnace or other high-thermal processing unit;

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Bricks— low-grade, low-purity, and simply-shaped bricks to high-grade, high-purity, and complex-shaped bricks which serve as a component of a high thermal processing unit; and

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Pre-cast shapes made from monolithic refractories—specific monolithic refractory products which have been manufactured and designed to fit our customers’ specifications, such as blocks for EAF roofs and burners for heating furnaces.

Refractory products are typically used in heavy industry, including the steel, foundry, chemical, aluminum, petrochemical, pulp and paper, cement, lime, incineration and power and cogeneration industries.  According to a research report published by Almatis, the steel industry consumed about 60% to 70% of all refractory products.

Almatis reports that in 2003, RHI, Vesuvius, Morgan, Plibrico, Lafarge, and Minteq accounted for about 25% of the estimated global refractory sales turnover, which was approximately $3.94 billion.  Based on this data, we believe that the global market in 2003 for refractory products was approximately $15.76 billion (3.94 x 4 =15.76).  In China, the production and sales of refractory products have experienced rapid growth in recent years.  According to the Luoyang Institute in the past six years total output grew from 9.81 million tons in 2000 to 22.76 million tons in 2005, representing an annualized growth rate of 18.3% and total sales grew from 19,300 million RMB to 64,000 million RMB, representing an annualized growth rate of 27.1%.

Refractory Market Trends

The refractory product industry is a large, cyclical and highly competitive industry whose overall performance is closely tied to the performance of other industries, such as the steel and iron industry on a micro level, and to the global economy, on a macro level.

Several trends suggest that the refractory product industry will continue to have strong growth potential in China:

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Continued Growth in the Steel Industry.  The steel industry drives the demand for refractories.  In January, 2007, the International Iron and Steel Association stated that over the last decade, the global production of steel has grown by an average of 6% per annum.  According to Datamonitor, the total revenue of the global steel market reached $957.9 billion in 2005, representing a compound annual growth rate (“CAGR”) of 27.2% during the five-year period spanning from 2001 until 2005.  During that same period, the volume of global steel production increased at a CAGR of 7.7%, reaching almost 1.2 billion metric tons in 2005.  Approximately 13% of the world’s steel was produced in North America and 16% in the European Union. Asia-Pacific contributed approximately 45% of world production in 2004, of which China, the world’s largest steel producing country, produced over 25%.  The growth of the steel market in China has grown in tandem with the growth in overall economic activity in China, but the expansion rate of steel industry is well above the growth rate of the overall Chinese economy.  According to estimates provided by China’s Iron and Steel Association, China’ potential capacity in iron and steel production reached 470 million tons at the end of 2005.  We believe that the continued growth of the steel industry will continue to drive demand for our refractory products.

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Increased Demand for Monolithic Refractories.  Monolithic refractories are made by combining various component minerals in powdered format with water or another liquid binder and then either casting, ramming, gunning or coating them into shape. Shaped refractories are made through more complicated manufacturing processes which involve pressing, drying, firing, and, in some cases, machining. Monolithic refractories often outperform shaped refractories in terms of production cost, installation efficiency and cost, application flexibility and service life. Approximately 70% of the refractories marketplace in China demands monolithic refractories, which is almost 20% higher than the demand for such products by other more developed nations. Management expects that the customer base in China for refractories will continue to primarily demand monolithic refractory products and believes that we are well positioned to capitalize on any increase in demand.

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Trend Towards More Advanced and Longer Lasting Refractories.  Many Chinese steel producers are demanding refractory products with better performance, greater productivity, longer service life, and better cost effectiveness.  For example, steel manufacturers who provide steel to automobile manufacturers are responding to the automotive industry’s demand for steel that does not contain the normal level of carbon.  Our carbon-free refractory products which are focused on clean steel production, have helped the steel industry meet the automotive industry’s demand.  We intend to enhance our manufacturing capabilities for carbon-free refractory products to satisfy the market demand for clean steel production.

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Consolidation and privatization.  Historically, many refractory product companies have been state-owned and operated, particularly in China.  Current trends are towards private ownership and, more recently, industry consolidation.  Management believes that given our market leadership position, we are well positioned to acquire smaller refractory companies to expand our market share and customer base.

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Industry Shift.  For a variety of reasons, China is becoming a leading industrial and manufacturing center. There is a global trend towards moving manufacturing operations from countries where manufacturing costs are generally higher to countries such as China, where the manufacturing costs are generally lower.  More foreign multinational companies are entering the Chinese market to manufacture their goods which affords us greater opportunity to sell our products to them.  We believe that this trend of large multinational companies seeking to produce their products in China will benefit us.

Our Products and Services

We offer approximately 150 monolithic refractory products, several industrial ceramics, and fracture proppant.  Some of the monolithic refractory products are manufactured according to our customers’ specific formulas.

We develop, manufacture and market a broad range of mineral-based heat-resistant products, which are generally referred to as refractory products.  Our net sales of refractory products were approximately $27.5 million, $22 million and $19 million for the years ended December 31, 2006, 2005 and 2004, respectively.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our product lines are divided into three major segments: monolithic refractories based on specific mixture formulas, industrial ceramics, and fracture proppant.  Our largest product segment is the monolithic refractories, which accounted for approximately 97% of our total revenue in 2006.  Our monolithic refractories are applied to the interior surfaces of steel-making furnaces and other high temperature vessels to improve their productivity and reduce the overall production costs.  Our industrial ceramic products include plates, tubes, elbows, rollers, cylinders and plugs, wearable valves and alveolate ceramics and are used as components in a variety of end products such as switches, fuses, power generators, oil field plug pumps, and reheating furnaces.  Our fracture proppant products are primarily used as materials for extracting crude oil and natural gas.  Our fracture proppant help to increase the productivity of crude oil and natural gas wells.  Besides selling our own products, sometimes we purchase and resell small quantities of shaped refractory bricks manufactured by third parties to fulfill some of our project contract requirements.

Refractory products possess excellent high-temperature-resistant qualities and can function under thermal stress that is common in many heavy industrial production environments.  Because of their unique high-temperature-resistant qualities, the refractory products are used as linings and key components in many industrial furnaces, such as steel production furnaces, ladles, vessels, and other high-temperature processing machines that must operate at high temperatures for a long period of time without interruption.  The iron, steel, cement, chemical, coal, glass, petro-chemical, and non-ferrous industries use refractory products and our major customers are companies in these industries.

Our largest customers, measured by percentage of our revenue, operate in the steel industry.  The steel industry is characterized by intense price competition, which results in a continuing emphasis on our need to increase product productivity and performance.  Our strategy has been to fulfill the steel industry’s need by developing technologically advanced refractory products to help our customers increase their productivity.  We believe that the trend towards even greater productivity in the highly competitive steel industry will continue to provide a growing opportunity for our products, especially monolithic refractories.

Every order for monolithic materials is a customized solution. We customize our customers’ orders for monolithic materials based on their uniquely requested formulas.  Upon delivery of our products to customers, the monolithic materials are applied to the inner surfaces of our customers’ furnaces, ladles, or other vessels to improve the productivity of those expensive pieces of equipment.  Use of our products lead to lower overall cost of production and stronger financial performance for our customers.  The reasons that the monolithic materials can help our customers improve productivity, lower production costs, and achieve stronger financial performance are: (i) monolithic refractory castables can be cast into complex shapes which are unavailable or difficult to achieve alternative products such as shaped bricks; (ii) monolithic refractory linings can be repaired, and in some cases, even reinstalled, without furnace cool-down periods or steel-production interruptions, improving steel makers’ productivity; (iii) monolithic refractories can form an integral surface without joints, enhancing resistance to penetration, impact and erosion, hence improving the equipment’s operational safety and extending their useful service lives; (iv) monolithic refractories can be installed by specialty equipment either automatically or manually, thus saving construction and maintenance time as well as costs; and (v) monolithic refractories can be customized to specific requirements by adjusting individual formulas without the need to change batches of shaped bricks, which is a costly procedure.

Our refractory product sales are often supported by our on-site installation and technical support personnel. Our installation services include applying refractory materials to the walls of steel-making furnaces and other high temperature vessels to maintain and extend their lives. Our technical service staff provides assurances to our customers so that they will achieve their desired productivity objectives.  They also measure the refractory wear at our customer sites to improve the quality of maintenance and overall performance of our customers’ equipment. We believe that these services, together with our refractory product offerings, provides us with a strategic advantage.

Examples and description of some of our products and product benefits are:

Monolithic Refractory Products

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Castable, coating, and dry mix materials.  Offerings within this product line are used as linings in containers such as a tundish used for pouring molten metal into a mold.  The primary advantages of these products are fast and easy installation to heat.

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Low-cement and non-cement castables.  Our low-cement and non-cement castable products are typically used in reheating furnaces for producing steel.  These castable products are highly durable and can last up to five years.

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Pre-cast roofs.  These products are usually used as a component of electric arc furnaces.  They are highly durable, and in the case of our corundum-based pre-cast roofs, products can endure approximately 160 to 220 complete operations of furnace heating.

Industrial Ceramics

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Ceramic plates, tubes, elbows, and rollers.  These products are used in heavy machines for steel production, power generation, and mining.  They are highly resistant to heat, erosion, abrasion, and impact.

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Ceramic cylinders and plugs.  Our ceramic cylinders and plugs are often used in plug pumps for drilling crude oil.  The primary operating benefit of these products are highly resistant to pressure.

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Wearable ceramic valves.  Our wearable ceramic valves are used for transferring gas and liquid products.  These products are highly resistant to wash out, erosion, abrasion, and impact.

Fracture Proppant Products

Our fracture proppant products are available in several different particle sizes (measured in millimeters).  They are used typically as materials to extract crude oil and natural gas.  These products are highly resistant to pressure.

Our Competitive Strengths

We believe that our competitive strengths include the following:

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Market Position.  We believe that we hold a competitive position in the monolithic refractory marketplace. According to a Chinese steel industry publication, during 2006, total national sales of refractories were at RMB79,3 billion (or approximately, $10.5 billion), 65% of which were from refractories applied in steel making, of which 35-40% are monolithic refractories.  Based on our sales of monolithic refractories during fiscal 2006, which was RMB204 million (or approximately, $26.4 million), we believe that our market share for monolithic refractories applied in steel making is approximately 1.2%.  Because our industry is highly competitive and consists of more than 1,500 manufacturers, we believe that a market share of 1.2% is significant and places us in a strong competitive position in the monolithic refractory marketplace, relative to our competition. Our position affords us a broad customer base, superior recognition of the “Gengsheng” brand, procurement leverage and pricing advantages with our suppliers, flexible manufacturing capabilities and easily accessed distribution channels. These capabilities and distribution channels enable us to introduce new refractory products and product categories to our customer base efficiently and cost effectively.

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Broad Product Offering.  Our refractory product segment offers over 25 product categories that can be tailored to a wide range of customers’ specifications for use in the iron and steel manufacturing industries, in industrial furnaces, and in other heavy machinery. Our broad product offerings allow us to offer our customers a single source for many of their refractory product requirements.

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Diversified End Markets/Customer Base.  We sell our refractory products in over 25 provinces in China and 11 overseas countries. In the 2006 fiscal year, we had 165 customers, none of which accounted for more than 20% of 2006 net sales. We believe that our broad product line and diverse target markets and customer base have contributed to greater stability in our sales and operating profit margin.  We have long term relationships with significant steel and iron industry leaders in China, such as Bao Steel, Wuhan Steel and Maanshan Steel.

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Experienced Management Team.  Our management team has, in the aggregate, over 250 years of experience in the refractory industry and over 200 years with Gengsheng International.

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Access to Raw Materials.  We are located in Gongyi, Henan Province, an area of China which has an abundant reserve of bauxite and other key raw materials used in refractory manufacturing.  Consequently, our access to raw materials and our acquisition costs are favorable to us.

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Research and Development Capabilities.  We utilize our research and development capabilities to supply our customers with cutting edge refractory products designed to meet their specific demands.  To ensure the highest quality product developments, we established a modern, state-of-the-art laboratory in China dedicated to quality control and testing.

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Maintenance Service Capabilities.  The sale price of our refractory products also includes installation and ongoing maintenance services, which we believe can be developed into a high margin business if our products continue to be reliable and do not require extraordinary servicing other than ordinary maintenance.  We dedicate over 300 employees to the installation and service of our products.  We believe that this service offering solidifies a positive business relationship with our customers and makes our products more attractive to them.

Our Growth Strategy

We are committed to growing our business in the coming years.  The key elements of our growth strategy are summarized below:

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Pursue Sales Opportunities in Existing and New Markets.  We believe that we have significant opportunities to grow our business by increasing our penetration within our existing customer base, adding new customers, expanding our already broad refractory product offering, and pursuing additional marketing channels.  Our goal is to target industry leading steel and iron manufacturers and become their single source provider of refractory products.

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Manage Cost Structure Through Operating Efficiency and Productivity Improvements.  We regularly evaluate our operating efficiency and productivity and focus on lowering our manufacturing and distribution costs.  We plan to add internal capacity for new refractory products and new product development while continuing to enhance our order execution capabilities throughout our supply chain.  We believe that these initiatives will provide significant savings and improve operating profits.

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Expand Product Lines and Specialty Product Lines.  We are actively seeking to identify, develop and commercialize new products that use our core technology and manufacturing competencies.  In particular, we intend to develop a variety of specialty, high margin mineral-based products, including fracture proppant and fine precision abrasive.

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Expand International Operations.  We intend to expand our addressable market by leveraging resources from our existing operations to increase our presence and our sales efforts in countries outside of China.

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Selectively Pursue Strategic Acquisitions.  As a strong competitor in the refractory manufacturing market, our core market, we believe that we are well-positioned to benefit from the consolidation of manufacturers in these markets.  We also believe that our management has the ability to identify and integrate strategic acquisitions.  We will continue to selectively consider acquisitions that will improve our market position within our existing target markets, expand our product offerings or end markets, or increase our manufacturing efficiency.

Our Competition

With over 1,500 manufacturers, the refractory market in which we compete is highly fragmented and highly competitive.  In each of our product segments, there is at least one major competitor.  Many of our products are made to industry specifications and  may be interchangeable with our competitors’ products.  Due to the diversity of our product offering, we believe that we enjoy a competitive advantage because most of our competitors do not offer the entire spectrum of our product line.

Some of our competitors are large and well-established companies, such as Puyang Refractories Co., Ltd., Wuhan Ruisheng Specialty Refractory Materials Co., Ltd., and Beijing Lier Refractories Co., Ltd., and their financial resources and ability to gain market share may be greater than ours.

The primary competitive factors for our refractory products are similar across all of our product segments.  These factors include breadth of product offering, inventory availability, delivery time, price, quality, customer service and relationships, brand recognition and logistics capabilities.  We believe that we can compete effectively on the basis of each of these factors as they apply to our segments.  We believe that our key competitive strengths are our:

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strong market presence across multiple end markets;

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highly diversified and stable revenue base;

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flexible operating model;

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successful focus on reducing operating costs;

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proven track record of consistent financial performance; and

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experienced and dedicated management team.

Our Customers

We have over 165 customers in 25 Chinese provinces, as well as in greater Asia, North America and Europe.  Our customers include some of the largest steel and iron producers in China and elsewhere.  During each of fiscal years 2006, 2005 and 2004, only one of our customers represented 10% or more of our consolidated sales. In 2004, only Shijiazhuang Steel & Iron Co., Ltd., or Shijiazhuang Steel, accounted for 10% or more of our sales.  Our sales to Shijiazhuang Steel amounted to approximately $2,277,096, or 12% of our total sales in that period.  In 2005, only Rizhao Steel Co., Ltd., or Rizhao Steel, accounted for 10% or more of our sales.  Our sales to Rizhao Steel amounted to $3,365,143, or 15.2% of our sales in 2005.  Rizhao Steel was also the only customer who accounted for 10% or more of our sales in 2006.  Our sales to Rizhao Steel accounted for 16.6%, or $4,553,646 of our revenues for 2006.

During the most recent fiscal year, our top ten customers, which are listed below, accounted for approximately 59% of our consolidated revenues.

Our Top 10 Customers

(as of December 31, 2006)

Customers	Sales (in US dollars)	Percentage of our net sales	Locations of Customers
Rizhao Steel Co., Ltd.	$4,553,646	16.57%	Rizhao City
Anhui Yangtze Steel LLC.	$1,754,471	6.38%	Maanshan City
Orind Refractories Ltd.	$1,625,795	5.92%	India
Ispat Group Limited	$1,505,720	5.48%	India
Beijing Shenwu Thermal Energy Technology Co., Ltd.	$1,483,513	5.40%	Beijing City
Shijiazhuang Steel & Iron Co., Ltd.	$1,309,367	4.76%	Shijiazhuang City
Shanghai Mayerton Co., Ltd.	$1,229,866	4.48%	Shanghai City
Shanghai Stein Heurtey Mecc Industrial Furnace Co., Ltd.	$993,789	3.62%	Shanghai City
Jiuquan Iron & Steel Group LLC.	$968,571	3.52%	Jiayuguan City
Nanchang Steel & Iron Co., Ltd.	$811,710	2.95%	Nanchang City

Our Sales and Marketing

Our sales and marketing group is comprised of over 60 employees who focus on managing specific product lines across several distribution channels.  Our marketing process involves an integrated process of screening sales leads, preparing bid documents (in response to customer requests for a proposal or “RFP”), making competitive bids and negotiating and execute definitive sales agreements.

To maximize the accessibility of our product offerings to a diverse group of end users, we market our products through a variety of distribution channels.  We have separate sales and marketing groups that work directly with our customers in each of our target markets.  Marketing and sales are accomplished through the mailing of brochures, industry trade advertising, trade show exhibitions, website applications and sales presentations.

Our Suppliers of Raw Materials

The principal raw materials used in our refractory products are various forms of aluminum oxide, including bauxite, corundum, processed AI203, magnesia, calcium aluminate cement, resin, and silica.  Bauxite is used in the production of refractory materials, fracture proppants and some industrial ceramic products.  Bauxite is abundantly available from mines nearby our manufacturing facilities.  We purchase a significant portion of our magnesia requirements from sources in Liaoning province.  We strive to source raw materials from geographically proximate suppliers as higher shipping costs increase over cost of raw materials when they are bought from other regions.  If we experience supply interruptions of our refractory raw material requirements, we believe that we could obtain adequate supplies from alternate sources in local areas or elsewhere in China at reasonable costs.  The costs of some of our raw materials from 2004 to 2006 are as follows:

	June 30, 2007	2006	2005	2004
Ordinary bauxite	37.54	34.66	33.87	33.1
Refined bauxite	90.45	85.28	67.56	70.19
Middle class magnesia	105.63	139.45	112.76	103.13
High class magnesia	171.04	137.08	155.47	103.13
Silica	280.56	269.17	233.47	235.64
Calcium aluminate cement	789.7	677.83	738.99	729.05
Processed aluminum oxide	581.81	545.84	705.92	656.13
Brown fused corundum	279.37	265.24	264.79	269.81
White fused corundum	728.86	610.59	749.33	740.22

We typically have supplier agreements with terms of one to two years that do not impose minimum purchase requirements.  The cost of raw materials purchased during the term of a supplier agreement usually is the market price for the raw materials at the time of purchase.  Our centralized procurement department makes an ongoing effort to reduce and contain raw material costs.  We generally do not engage in speculative raw material commodity contracts and attempt to reflect raw material price changes in the sale price of our products.  Our ability to achieve anticipated operating results depends in part on having an adequate supply of raw materials for its manufacturing operations.

We will share the cost of any increase in the price of raw materials with customers if and when such prices increase. We generally pass 50% of such price increases on to our customers, except in the case of large volume customers whose products and services we are already required to delver at a reasonable cost to those customers.

Regulations

Because our operations are based in China, we are regulated by the national and local laws of the People’s Republic of China.

The refractory materials industry is generally subject to state, local laws and regulations relating to the environment, health, and safety.  The operation of refractory materials involves the release of powder and dust which are classified as environmental pollutants under applicable government laws and regulations.  We regularly monitor and review our operations, procedures, and policies for compliance with these laws and regulations.  We have made substantial capital investments in our facilities to ensure compliance with environmental and regulatory laws.  We believe that our operations are in substantial compliance with the laws and regulations and that there are no violations that would have a material effect on us.  The cost of compliance with these laws and regulations is not expected to have a large financial impact on our operations.

There is no private ownership of land in China.  All land ownership is held by the government of the PRC, its agencies and collectives.  Land use rights can be obtained from the government for a period up to 50 years, and are typically renewable.  Land use rights can be transferred upon approval by the land administrative authorities of the Chinese State Land Administration Bureau upon payment of the required land transfer fee.  We have received the necessary land use right certificate for our primary operating facility which is located at No. 88 Gengsheng Road, Dayugou Town, Gongyi, Henan Province.  See “Our Business — Our Facilities” below for more details.

In addition, we are also subject to PRC’s foreign currency regulations.  The PRC government has control over Renminbi reserves through, among other things, direct regulation of the conversion or Renminbi into other foreign currencies.  Although foreign currencies which are required for “current account” transactions can be bought freely at authorized Chinese banks, the proper procedural requirements prescribed by Chinese law must be met.  At the same time, Chinese companies are also required to sell their foreign exchange earnings to authorized Chinese banks and the purchase of foreign currencies for capital account transactions still requires prior approval of the Chinese government.

We do not face any significant government regulation of in connection with the production of our products.  We do not require any special government permits to produce our products other than those permits that are required of all corporations in China.

Our Employees

As of December 31, 2006, we employed 1,015 employees, all of whom are all salaried employees and members of a labor union.  Over 27% of our employees hold a bachelor’s degree, and approximately 1% of our employees hold a master’s degree.

We actively recruit our employees from the local market and expect to focus our recruiting efforts on bachelor degree candidates in the fields of material science, refractory materials and marketing as we implement our expansion plans.  We have implemented a comprehensive training program for our employees that focuses not just on skills and knowledge training for their specific duties, but also on our corporate philosophy and our product concepts.

Our employees participate in a mandated state pension scheme and social insurance programs organized by Chinese municipal and provincial governments which covers pensions, unemployment and injury insurance.  We are required to contribute to the scheme at a rate of 20% of the average monthly salary for employee pensions, 2% of the average monthly salary for the state unemployment fund and 1% of the monthly average salary for injury insurance.  Our compensation expenses related to this scheme was $150,595, $87,483 and $43,902 for the years ended December 31, 2006, 2005 and 2004, respectively.

Our Chinese subsidiaries have trade unions which protect employees’ rights, aim to assist in the fulfillment of our economic objectives, encourage employee participation in management decisions and assist in mediating disputes between us and union members.  We believe that we maintain a satisfactory working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

Our Intellectual Property

While we consider our patents and trademarks to be valuable assets, we do not consider any single patent or trademark to be of such material importance that its absence would harm or cause a material disruption of our business.  We also consider the production of our monolithic refractories to involve proprietary know-how, and we adjust and test the specific composition formulas to ensure optimal product performance.

We own four Chinese patents which are registered with the China State Intellectual Property Office.  The following table lists our patents:

Patent Name	Patent Number	Application Date	Patent Term	Country
Intergral casting technology for mixer furnace	ZL00137106.1	December 29, 2000	20 years	PRC
Ceramic pressurizing double flashboard and brake valve	ZL200520029858.7	January 24, 2005	10 years	PRC
Straight burining gas regeneration kiln	ZL200520030706.9	May 23, 2005	10 years	PRC
Pump-used ceramic post stopper	ZL200520029859.1	March 8, 2006	10 years	PRC

We also own two registered trademarks associated with the brand “Gengsheng” that were issued by the State Industrial and Commercial Administration Bureau of the PRC.  One trademark has the registered number 560614, and it is used for products with high-carbon black lead catalogued as the number 1 class.  The other trademark has the registered number 561260, and it is used for refractories catalogued as the number 19 class.  Both trademarks are effective until August 9, 2011.

Our Competition and Our Market Position

We face competitive advantages and disadvantages in the market for monolithic refractories, industrial ceramics, and fracture proppants, our three product segments.

Monolithic Refractories and Industrial Ceramics

Through our wholly-owned Chinese subsidiary Henan Gengsheng and its direct majority-owned Chinese subsidiary, High-Temperature, we manufacture monolithic refractory products and industrial ceramic products in China.  We are well positioned to compete in the monolithic refractories segment and the industrial ceramics segment, because of our long-standing business relationships with the major steel companies, the quality and diversity of our products and our price differential.  Major steel companies purchase our mixers and furnaces. In particular, we have sold more than 400 of our furnaces throughout China, which accounts for 60% of sales during 2006, and in 2004 our line of furnace products won awards in Henan Province. In addition, our patented integral casting technology for mixer furnaces has been licensed by more than twenty steel plants since 2000.  Furthermore, we recently took the lead in developing small and medium-sized aluminum-magnesium spinel castables which were recognized in May 1995 by the Henan Science and Technology Committee  as “key new products” of the State.  We have distinguished ourselves through our excellent customer service team that provides a full-range of monolithic refractory services, including refractory construction and on-site maintenance and technical support.  Our national registered laboratory with its excellent research team is available to meet our customer’s diverse product requirements in a timely manner based on the differences of construction sites.  Although we have some large competitors, our products are still largely sold due to our more efficient operations, our price differential and our quality of service. We have also made ourselves more competitive through competitive pricing.

We are able to keep our prices lower than those of our competitors because we have contracted a supplier who provides high quality products at relatively lower prices. As a result of the foregoing factors, we are in a more advantageous position than our major competitors Puyang Refractories Co., Ltd., Wuhan Ruisheng Specialty Refractory Materials Co., Ltd., and Beijing Lier Refractories Co., Ltd., who all offer less service and product choices but with similar prices to ours.  We are confident that we will continue to be competitive because, when compared to our competitors we provide our customers with more diverse products, more comprehensive maintenance services and better prices.

Fracture Proppants

Our fracture proppant product segment is in its development stage so we are not as strong competitively as we are in our other product segments. We first produced fracture proppant products in December 2006, through our direct, wholly-owned BVI subsidiary, Smarthigh, and its direct and wholly-owned Chinese subsidiary, Duesail.  Our ability to succeed in this segment must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development and marketing of new products as well as the competition from well established manufacturers. Our main competitors for the production of fracture proppants are Carbo Ceramics Inc. and Saint-Gobain Proppants (Guanghan) Co., Ltd.  Carbo Ceramics, Inc. is our strongest competitor with approximately 5% of the domestic market share and 40% of the international market share in this segment.

In spite of these market conditions we have strong expectations regarding our ability to succeed in the production and marketing of fracture proppant products. As soon as our fracture proppant product passed the testing conducted by the China Petroleum and Chemical Industry Association (CPCIA), we joined the association and immediately began to identify our target customers.  So far, we have signed purchasing contracts with Shengli Oilfield and Zhanjiang Oilfield and we are in negotiations with other target customers.  In addition, we have received positive feedback regarding our products from potential customers. During the first six months of 2007, the fracture proppant product segment contributed approximately $100,000 in sales revenue.

Our Research and Development

We believe that the development of new products and new technology is critical to our success. We are continuously working to improve the quality, efficiency and cost-effectiveness of our existing products and develop technology to expand the range of specifications of our products.

We have spent approximately, $11,596, $14,214 and $10,752 on Company-sponsored research and development activities in fiscal years 2006, 2005 and 2004, respectively. The expenses on research and development include salary, cost of materials, depreciation and amortization, utilities and other expenses.  We have not spent any money on customer-sponsored research and development activities.

Our Facilities

All land in China is owned by the State.  Individuals and companies are permitted to acquire rights to use land or land use rights for specific purposes.  In the case of land used for industrial purposes, the land use rights are granted for a period of up to 50 years.  This period may be renewed at the expiration of the initial and any subsequent terms.  Granted land use rights are transferable and may be used as security for borrowings and other obligations.

We have obtained the right from the relevant governmental authority for periods ranging from 39 to 50 years to use the land on which our facilities are located.  We currently have about 27 manufacturing facilities located on three manufacturing sites in China.  In Gongyi City, Henan Province, we have offices and workshops with a total architectural acreage of approximately 29,419 square meters.  In Zhengzhou City, Henan Province, we have offices and workshops with a total architectural acreage of approximately 10,756 square meters.  Additionally, in 2006, we completed construction for a new site in Gongyi City, Henan Province.  On this new site, we have offices and workshops with a total architectural acreage of approximately 12,704 square meters.

We believe that our facilities, which are of varying ages and are of different construction types, have been satisfactorily maintained.  They are in good conditions and are suitable for our operations and generally provide sufficient capacity to meet our production and operational requirements.

Litigation

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business.  We are currently not a party to any legal proceeding and are not aware of any legal claims that we believe will have a material adverse affect on our business, financial condition or operating results.

MANAGEMENT

Directors and Executive Officers

The following sets forth the name and position of each of our current executive officers and directors.

Name	Age	Position

Shunqing Zhang(1)	53	CEO, President and Chairman

Bo Hu	43	President of Zhengzhou Duesail Fracture Proppant Co. Ltd.

Zhenyong Bi	36	Manager of Henan Gengsheng

Hongfeng Jin	33	Interim Chief Financial Officer, Interim Treasurer and Interim Secretary

______________________________

(1) Mr. Zhang became our CEO and President on April 25, 2007 and became our director on May 14, 2007 upon the resignation of Timothy P. Halter our former President, CEO and CFO on May 25, 2007.

Shunqing Zhang.  Mr. Zhang became our CEO and President on April 25, 2007 and became our Chairman on May 3, 2007.  Mr. Zhang was elected Chairman of the Board and CEO of Henan Gengsheng in December, 2005.  Prior to that, he served as President of Henan Gengsheng for June 2002 to December 2005, and served as Chairman of the Board and President of the Gengsheng Industry Group of Henan Province, from 1997 to 2002.  Prior to that, Mr. Zhang served as Director of the Academy of the Ministry of Metallurgy Lofa Resistance Associated Experimental Plant in Gongyi City, a refractories manufacturer, from 1986 to 1997.  Mr. Zhang holds an associate degree from China Central Radio and TV University.

Bo Hu.  Mr. Hu was elected President of our subsidiary, Duesail, in January 2006.  He has also served as an assistant manager of Henan Gengsheng since January 2007.  Prior to joining us, Mr. Hu served as Manager of Fuchang Smelting LLC., a metallurgy company, from January 2004 to December 2005.  Prior to that, he held the position of Associate Director and later promoted to Director of the Rendu Zhenfeng Cement Factory, a cement manufacturer, from January 2001 to December 2003.  From January 1998 to December 2000, Mr. Hu served as the Associate Director of Zhengzhou Yanxin Cement Factory and he served as Associate Manager of Zhengzhou Jinda Cement Co., Ltd. from January 1993 to December 1997.   Mr. Hu holds an associate degree from Luoyang Institute of Building Materials Industry.

Zhenyong Bi. Mr. Bi was elected Manager of Henan Gengsheng Refractories Co., Ltd in 2004. Prior to that, he served as General Manager of Henan Gengsheng from January 2003 to December 2003.  Prior to joining us, Mr. Bi worked at the Institute of Luoyang Refractory materials as a researcher from August 1997 to December 2002. He holds a bachelor’s degree from Zhengzhou University and a Master’s degree from the Luoyang Institute of Henan Gengsheng.

Hongfeng Jin.  Mr. Jin became our Interim Chief Financial Officer, Interim Treasurer and Interim Secretary on April 25, 2007.  Mr. Jin was appointed as the Assistant Manager in change of the Finance Department of Henan Gengsheng in December 2006.  Prior to joining us, Mr. Jin served as a project manager for Asia-Pacific Accounting Group Limited, an accounting firm, from July 1997 to December 2006.  Mr. Jin holds a bachelor’s degree in accounting from Central University of Finance and Economics.

Except as noted above, there are no other agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of no will any of them act at the direction of any other person.

Directors are elected until their successors are duly elected and qualified.

Board Composition and Committees

Our board of directors is currently composed of one member, Mr. Shunqing Zhang, who is also our President and Chief Executive Officer.  All actions of the board of directors require the approval of a majority of the directors in attendance at a meeting at which a quorum is present.

We currently do not have standing audit, nominating or compensation committees.  Currently, our entire board of directors is responsible for the functions that would otherwise be handled by these committees.  We intend, however, to establish an audit committee, a nominating committee and a compensation committee of the board of directors as soon as practicable.  We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors, evaluating our accounting policies and our system of internal controls.  The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors.  The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures.  The compensation committee will be primarily responsible for reviewing and approving our salary and benefit policies (including stock options), including compensation of executive officers.

Our board of directors has not made a determination as to whether any member of our board is an audit committee financial expert.  Upon the establishment of an audit committee, the board will determine whether any of the directors qualify as an audit committee financial expert.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.  Except as set forth in our discussion below in “Transactions with Related Persons, Promoters and Certain Control Persons; Corporate Governance,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Code of Ethics

On April 25, 2007, our board of directors adopted a code of ethics pursuant to Section 406 of the Sarbanes-Oxley Act of 2002, that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer.  The code of ethics is designed to deter wrongdoing and to promote:

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Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

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Full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the SEC, and in other public communications that we made;

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Compliance with applicable government laws, rules and regulations;

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The prompt internal reporting of violations of the code to the appropriate person or persons; and

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Accountability for adherence to the code

The code requires the highest standard of ethical conduct and fair dealing of its senior financial officers, or SFO, defined as the Chief Executive Officer and Chief Financial Officer. While this policy is intended to only cover the actions of the SFO, in accordance with Sarbanes-Oxley, we expect our other officers, directors and employees will also review our code and abide by its provisions. We believe that our reputation is a valuable asset and must continually be guarded by all associated with us so as to cam the trust, confidence and respect of our suppliers, customers and stockholders.

Our SFO are committed to conducting business in accordance with the highest ethical standards. The SFO must comply with all applicable laws, rules and regulations. Furthermore, SFO must not commit an illegal or unethical act, or instruct or authorize others to do so.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

The following is a discussion of our program for compensating our named executive officers and director.  Currently, we do not have a compensation committee, and as such, our board of directors is responsible for determining the compensation of our named executive officers.

Compensation Program Objectives and Philosophy

The primary goals of our policy of executive compensation are to attract and retain the most talented and dedicated executives possible, to assure that our executives are compensated effectively in a manner consistent with our strategy and competitive practice and to align executives compensation with the achievement of our short- and long-term business objectives.

The board of directors considers a variety of factors in determining compensation of our executives, including their particular background and circumstances, such as their training and prior relevant work experience, and  their success in attracting and retaining savvy and technically proficient managers and employees, increasing our annual operating revenues, year-to-year improvements in our financial results, broadening our product line offerings, managing our costs and otherwise helping to lead our company through a period of rapid growth.

Since fiscal year 2006 we have provided a base salary to four of our named executive officers, Shunqing Zhang, our Chief Executive Officer, President, and Chairman (and also our controlling shareholder), Bo Hu, the President of Duesail, Zhenyong Bi, the Manager of Henan Gengsheng and Hongfeng Jin, our Interim CFO, Interim Treasurer and Interim Secretary, the amount of which was established in our their respective employment agreements and approved by our sole director, Shunqing Zhang, in accordance with our objectives and philosophy.  The board particularly considered the past performance of the named executive officers and whether each such officer’s performance has helped the Company to achieve its overall business objectives.  In light of our recent reorganization of our subsidiaries, the reverse merger acquisition of Point Acquisition Corporation, the rapid growth in sales of our fracture proppants products, and our general increase in sales revenues over the past 3 years, Mr. Zhang believes that each of our executive officers have performed well and have contributed to the strength of the Company.

In the near future, we expect that our board of directors will form a compensation committee charged with the oversight of executive compensation plans, policies and programs of our company and with the full authority to determine and approve the compensation of our chief executive officer and make recommendations with respect to the compensation of our other executive officers.  We expect that our compensation committee will continue to follow the general approach to executive compensation that we have followed to date, rewarding superior individual and company performance with commensurate cash compensation.

Elements of Compensation

Our compensation program for the named executive officers consists of two elements: base salary and bonus.  The base salary we provide is intended to equitably compensate the named executive officers based upon their level of responsibility, complexity and importance of role, leadership and growth potential, and experience.  We offer bonuses as a vehicle by which the named executive officers can earn additional compensation depending on individual, business unit and Company performance.  The Company did not provide any other type of compensation to our  named executive officers in 2006 or as of June 30, 2007.

Base Salary.  In 2006, we provided our executive officers solely with a base salary to compensate them for services rendered during the year. The base salary we provide is intended to equitably compensate the named executive officers based upon their level of responsibility and relevant experience. Our named executive officers are employees-at-will and received an annual salary as provided in their employment agreements, which are reflected in the Summary Compensation Table below.

Discretionary Bonus. In fiscal year 2006, we did not provide bonus compensation to our executive officers. However, as of fiscal year 2007, our named executive officers are eligible to receive a discretionary annual bonus, pursuant to the terms of their respective employment agreements. Our board of directors has not yet granted or considered granting any discretionary bonuses for 2007 and we have not adopted any formal guidelines for determining whether to grant such compensation. However, it is likely that any consideration to grant discretionary bonuses to our executives will be based on their achievement of personal annual performance objectives, as well as their achievement of corporate goals and value-creating milestones such as the development of our products, the establishment and maintenance of key strategic relationships, reaching sales and marketing targets and the growth of our customer base as well as our financial and operational performance, as measured by metrics such as revenues and profitability. If the board of directors determines to provide bonus compensation as a regular part of our executive compensation package, our board of directors or its compensation committee, if established, will establish performance goals for each of the executive officers and maximum bonuses that may be earned upon attainment of such performance goals.

Stock-Based Awards under the Equity Incentive Plan

Historically, we have not granted equity awards as a component of compensation, and we presently do not have an equity-based incentive program.  In the future, we will likely adopt and establish an equity incentive plan pursuant to which equity awards may be granted to eligible employees, including each of our named executive officers, if our board of directors determines that it is in the best interest of American Lorain and our stockholders to do so.

Post-Employment Compensation

Currently, we do not provide any employees, including our named executive officers, post-employment compensation, including company sponsored retirement benefits, deferred compensation, severance, termination or change of control arrangements (other than a state pension scheme in which all of our employees in China participate).

Perquisites

Historically, we have provided our named executive officers with minimal perquisites and other personal benefits that we believe are reasonable.  For fiscal year 2007, the aggregate amount of the perquisites and other personal benefits provided to any named executive officer did not exceed $10,000.  We do not view perquisites as a significant element of compensation, but we do believe they can be useful in attracting, motivating and retaining the executive talent for which we compete.  We believe that these additional benefits assist our named executive officers in performing their duties and provide time efficiencies for them.  It is expected that our historical practices regarding perquisites will continue and will be subject to periodic review by our compensation committee or our board of directors if we do not yet have a compensation committee.

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our Principal Executive Officer and Interim Principal Financial Officer during the fiscal years ended December 31, 2006, 2005 and 2004.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation Earnings ($)	Non- qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Glenn A. Little, President, CEO, CFO and Director (1)	2006	-	-	-	-	-	-	-	-
	2005	-	-	-	-	-	-	-	-
	2004	-	-	-	-	-	-	-	-
Timothy P. Halter, Director, CEO and CFO (2)	2006	-	-	-	-	-	-	-	-
	2005	-	-	-	-	-	-	-	-
	2004	-	-	-	-	-	-	-	-
Shunqing Zhang, Chairman, CEO, President (3)	2006	33,766	-	-	-	-	-	-	33,766
	2005	33,766	-	-	-	-	-	-	33,766
	2004	33,766	-	-	-	-	-	-	33,766
Hongfeng Jin, Interim CFO, Interim Treasurer and Interim Secretary (4)	2006	1,058	-	-	-	-	-	-	1,058
	2005	-	-	-	-	-	-	-	-
	2004	-	-	-	-	-	-	-	-

(1)     Glenn A. Little resigned from all offices he held with China GengSheng Minerals, Inc. and from his position as our sole director on January 3, 2007.

(2)     Timothy P. Halter resigned from all offices he held with China GengSheng Minerals, Inc. on  April 25, 2007 and from his position as our director effective on the tenth day following the mailing to our stockholders of an information statement that complies with the requirements of Section 14f-1 of the Exchange Act.  We expect this resignation to become effective on or about May 11, 2007.

(3)     On April 25, 2007, China GengSheng Minerals, Inc. acquired Gengsheng International in a reverse acquisition transaction that was structured as a share exchange and in connection with that transaction, Mr. Shunqing Zhang became our CEO and President.  Prior to the effective date of the reverse acquisition, Mr. Zhang served as Chairman and Chief Executive Officer of Gengsheng International.  The annual, long term and other compensation shown in this table includes the amount Mr. Zhang received from Gengsheng International prior to the consummation of the reverse acquisition.

(4)     On April 25, 2007, Mr. Jin became our Interim Chief Financial Officer, Interim Treasurer, and Interim Secretary.  Prior to the effective date of the reverse acquisition, Mr. Jin joined Henan Gengsheng in December 2006 as Vice Manager in change of its Finance Department.

Employment Agreements

Our subsidiary Henan Gengsheng has employment agreements with the following executive officers.

Shunqing Zhang.  Mr. Zhang’s employment agreement became effective as of January 1, 2007 and terminates on December 31, 2009.  We expect that this agreement will be renewed by the parties upon its expiration.  Mr.. Zhang is receiving an annual salary of approximately $33,766 under the agreement.

Bo Hu.  Mr. Hu’s employment agreement became effective as of January 1, 2007 and terminates on December 31, 2009.  We expect that this agreement will be renewed by the parties upon its expiration.  Mr. Hu is receiving an annual salary of approximately $10,390 under the agreement.

Zhenyong Bi.  Mr. Bi’s employment agreement became effective as of January 1, 2007 and terminates on December 31, 2009.  We expect that this agreement will be renewed by the parties upon its expiration.  Mr. Bi is receiving an annual salary of approximately $23,376 under the agreement.

Hongfen Jin.  Mr. Jin’s employment agreement became effective as of January 1, 2007 and terminates on December 31, 2009.  We expect that this agreement will be renewed by the parties upon its expiration.  Mr. Jin is receiving an annual salary of approximately $12,693 under the agreement.

Our executive officers are not entitled to severance payments upon the termination of their employment agreements. They are subject to the customary non-competition and confidentiality covenants.

The following table sets forth information concerning all compensation awarded to, earned by or paid to each person serving as a principal executive officer or a principal financial officer for services rendered in all capacities during fiscal year 2007.  No other executive officers received compensation in excess of $100,000 for fiscal year 2007.

	Annual Compensation
Name And Principal Position	Salary ($)	Total ($)

Glen Little, Former President, CEO and Director	-	-
Timothy P. Halter, Former President, CEO and Director	-	-
Shunqing Zhang, President, CEO and Chairman	$33,766	$33,766
Hongfeng Jin, Interim CFO, Interim Treasurer and Interim Secretary	$12,693	$12,693
Bo Hu, President of Duesail	$10,390	$10,390
Zhenyong Bi, Manager of Henan Gengsheng	$23,376	$23,376

Director Compensation

During the 2007 fiscal year, we did not pay our directors any compensation for their services as our directors.  In the future, we may adopt a policy of paying independent directors a fee for their attendance at board and committee meetings.  We do reimburse each director for reasonable travel expenses related to such director’s attendance at board of directors and committee meetings.

Compensation Committee Interlocks and Insider Participation

During the last fiscal year we did not have a standing compensation committee.  Our board of directors was responsible for the functions that would otherwise be handled by the compensation committee.

Limitation of Liability and Indemnification

Our by-laws states that no director shall be liable to the company or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except with respect to (i) a breach of the director’s duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) liability which may be specifically defined by law, or (iv) a transaction from which the director derived an improper personal benefit.  In addition, our by-laws provides that we indemnify, to the fullest extent permitted by law, each person that such law grants us the power to indemnify.

Insofar as indemnification by us for liabilities arising under the Exchange Act may be permitted to our directors, officers and controlling persons pursuant to provisions of the Articles of Incorporation and Bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy and is, therefore, unenforceable.  In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Exchange Act and will be governed by the final adjudication of such issue.

There is no pending litigation or proceeding involving any of our directors or executive officers to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

CERTAIN RELATIONSHIPS AND TRANSACTIONS AND DIRECTOR INDEPENDENCE

Transactions with related persons

The following includes a summary of transactions since the beginning of the last fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds $120,000, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”).  We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

•

On April 25, 2007, we consummated the transactions contemplated by a share exchange agreement with the sole owner of all issued and outstanding capital stock of Gengsheng International Corporation (formerly, Powersmart Holdings Limited), Mr. Shunqing Zhang, our CEO. Pursuant to the share exchange agreement, we acquired 100% of the outstanding capital stock of Gengsheng International in exchange for 16,887,815 shares of our common stock.  As a result of this transaction, Mr. Zhang became the beneficial owner of approximately 70.25% of our outstanding capital stock.

•

On September 5, 2006, Gengsheng International and Smarthigh entered into a financial advisory agreement or Financial Advisory Agreement with HFG International, Limited, or HFG, a Hong Kong corporation, for which our former director Timothy P. Halter is the principal stockholder and the chief executive officer.  The Financial Advisory Agreement was amended on April 17, 2007.  Under the Financial Advisory Agreement, as amended, HFG agreed to provide us with financial advisory and consulting services in implementing a restructuring plan, advising us on matters related to a capital raising transaction and facilitating Gengsheng International’s going public transaction.  In consideration for these services, HFG was paid a fee of $950,000 upon the closing of the going public transaction.

•

In addition, on April 25, 2007, in connection with the reverse acquisition, Mr. Zhang entered into a make good escrow agreement with HFG International, Limited, or HFG.  Pursuant to the agreement, Mr. Zhang placed into escrow a total of 638,338 shares of the Company’s common stock owned by him, to be held for the benefit of HFG.  Mr. Zhang agreed that if the Company does not attain a minimum after tax net income threshold of $8,200,000 for the fiscal year ending December 31, 2007 and $13,500,000 for the fiscal year ending December 31, 2008, the escrow agent may deliver his escrowed shares to HFG, based upon a pre-defined formula agreed to between HFG and Mr. Zhang.  However, if the after tax net income threshold is met, the shares in escrow will be returned to Mr. Zhang.

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

As we increase the size of our board of directors and gain independent directors, we expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.”  For purposes of our policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $50,000.  Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person will not be covered by this policy.  A related person will be any executive officer, director or a holder of more than five percent of our common stock, including any of their immediate family members and any entity owned or controlled by such persons.

We anticipate that, where a transaction has been identified as a related-person transaction, the policy will require management to present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our board of directors) for consideration and approval or ratification.  Management’s presentation will be expected to include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.

To identify related-person transactions in advance, we are expected to rely on information supplied by our executive officers, directors and certain significant stockholders.  In considering related-person transactions, our board of directors will take into account the relevant available facts and circumstances including, but not limited to:

•

the risks, costs and benefits to us;

•

the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•

the terms of the transaction;

•

the availability of other sources for comparable services or products; and

•

the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

We also expect that the policy will require any interested director to excuse himself or herself from deliberations and approval of the transaction in which the interested director is involved.

Promoters and Certain Control Persons

We did not have any promoters at any time during the past five fiscal years.

CHANGE IN ACCOUNTANTS

On April 25, 2007, concurrent with our reverse merger transaction, our board of directors recommended and approved the dismissal of S. W. Hatfield, CPA as our independent auditor, effective upon the filing of the quarterly report on Form 10-QSB of our holding company, China GengSheng Minerals, Inc.for the quarterly period ended March 31, 2007.  This quarterly report on Form 10-QSB was filed on April 25, 2007.

S. W. Hatfield, CPA’s reports on our financial statements as of and for the fiscal years ended September 30, 2006 and 2005, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that its report for the fiscal year ended September 30, 2006 contained a going concern qualification as to the ability of us to continue.

During our two most recent fiscal years ended September 30, 2006 and 2005 and during the subsequent interim period through the date of this report, there were (1) no disagreements with S. W. Hatfield, CPA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of S. W. Hatfield, CPA, would have caused S. W. Hatfield, CPA to make reference to the subject matter of the disagreements in connection with its reports, and (2) no events of the type listed in paragraphs (A) through (D) of Item 304(a)(1)(v) of Regulation S-K.

Concurrent with the decision to dismiss S. W. Hatfield, CPA as our independent auditor, our board of directors elected to continue the existing relationship of our new subsidiary Gengsheng International with PKF Hong Kong, China, Certified Public Accounts and appointed PKF Hong Kong, China, Certified Public Accounts as our independent registered public accounting firm.

During the fiscal years ended September 30, 2006 and 2005 and through the date hereof, neither us nor anyone acting on our behalf consulted PKF Hong Kong, China, Certified Public Accounts with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us or oral advice was provided that PKF Hong Kong, China, Certified Public Accounts concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement or reportable events set forth in Item 304(a)(1)(iv) and (v), respectively, of Regulation S-K.

We furnished S. W. Hatfield, CPA with a copy of this disclosure on April 25, 2007, providing S. W. Hatfield, CPA with the opportunity to furnish us with a letter addressed to the SEC stating whether it agrees with the statements made by us herein in response to Item 304(a) of Regulation S-K and, if not, stating the respect in which it does not agree.

SELLING STOCKHOLDERS

This prospectus relates to the resale by the selling stockholders named below from time to time of up to a total of 7,437,565 shares of our common stock that were issued or are issuable to selling stockholders pursuant to transactions exempt from registration under the Securities Act.  All of the common stock offered by this prospectus is being offered by the selling stockholders for their own accounts.

The following table sets forth certain information regarding the selling stockholders and the shares offered by them in this prospectus.  Beneficial ownership is determined in accordance with the rules of the SEC.  In computing the number of shares beneficially owned by a selling stockholder and the percentage of ownership of that selling stockholder, shares of common stock underlying shares of convertible preferred stock, options or warrants held by that selling stockholder that are convertible or exercisable, as the case may be, within 60 days of September 27, 2007 are included.  Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other selling stockholder.  Each selling stockholder’s percentage of ownership in the following table is based upon 24,038,183 shares of common stock outstanding as of September 27, 2007.

Except as specifically set forth in the footnotes to the table, none of the selling stockholders has held a position as an officer or director of the company, nor has any selling stockholder had any material relationship of any kind with us or any of our affiliates.  All information with respect to share ownership has been furnished by the selling stockholders.  The shares being offered are being registered to permit public secondary trading of the shares and each selling stockholder may offer all or part of the shares owned for resale from time to time.  In addition, none of the selling stockholders has any family relationships with our officers, directors or controlling stockholders.  Furthermore, no selling stockholder is a registered broker-dealer or an affiliate of a registered broker-dealer.

For additional information, refer to our disclosure under the headings “Security Ownership of Certain Beneficial Owners and Management.”

The term “selling stockholders” also includes any transferees, pledges, donees, or other successors in interest to the selling stockholders named in the table below.  To our knowledge, subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares of common stock set forth opposite such person’s name.  We will file a supplement to this prospectus (or a post-effective amendment hereto, if necessary) to name successors to any named selling stockholders who are able to use this prospectus to resell the securities registered hereby.

Name and Address	Shares Beneficially Owned before the Offering	Maximum Number of Shares to be Sold	Beneficial Ownership After the Offering (1)	Percentage of Common Stock Owned After Offering(1)
Halter Financial Investments, L.P (2) 12890 Hill Top Road Argyle, TX 76226 5100 Poplar Ave., Suite 805 Memphis, TN 38137	609,792	609,792	0	*
Halter Financial Group, L.P. (3) 12890 Hill Top Road Argyle, TX 76226 5100 Poplar Ave., Suite 805 Memphis, TN 38137	660,608	660,608	0	*
Glenn A. Little(4) 211 West Wall Street Midland, TX 79701-4556	268,200	268,200	0	*

Name and Address	Shares Beneficially Owned before the Offering	Maximum Number of Shares to be Sold	Beneficial Ownership After the Offering (1)	Percentage of Common Stock Owned After Offering(1)
Heritage Management Consultants, Inc. (5) 19 Shelter Cove Lane, #101 Hilton Head Island, South Carolina 29928	50,000	50,000	0	*
Shufang Zhang c/o 12890 Hill Top Road Argyle, TX 76226	127,040	127,040	0	*
Brean Murray Carret & Co., LLC(6) 570 Lexington Avenue New York, NY 10022.6822	262,032	262,032	0	*
Straus Partners, LP. (7) c/o: Straus Asset Management LLC 605 Third Avenue New York, NY 10158	180,481	180,481	0	*
Straus-GEPT Partners, LP (7) c/o: Straus Asset Management LLC 605 Third Avenue New York, NY 10158	220,588	220,588	0	*
Blackwell Partners LLC (8) c/o: Litmus Capital Management LLC 787 Seventh Ave, 9th Floor New York, NY 10019	303,385	303,385	0	*
Litmus Capital Fund Ltd. (8) c/o: Litmus Capital Management LLC 787 Seventh Ave, 9th Floor New York, NY 10019	69,727	69,727	0	*
Litmus Capital Partners LP (8) c/o: Litmus Capital Management LLC 787 Seventh Ave, 9th Floor New York, NY 10019	13,213	13,213	0	*
Litmus Capital Partners (QP) LP (8 c/o: Litmus Capital Management LLC 787 Seventh Ave, 9th Floor New York, NY 10019	41,483	41,483	0	*
Harbour Holdings Ltd. (9) c/o: Skylands Capital, LLC 1200 N. Mayfair Rd., Suite 250 Milwaukee, WI 53226	319,159	319,159	0	*
Skylands Special Investment LLC (9) c/o: Skylands Capital, LLC 1200 N. Mayfair Rd., Suite 250 Milwaukee, WI 53226	146,300	146,300	0	*

Name and Address	Shares Beneficially Owned before the Offering	Maximum Number of Shares to be Sold	Beneficial Ownership After the Offering (1)	Percentage of Common Stock Owned After Offering(1)
Skylands Special Investment LLC II (9) c/o: Skylands Capital, LLC 1200 N. Mayfair Rd., Suite 250 Milwaukee, WI 53226	21,700	21,700	0	*
Skylands Quest LLC (9) c/o: Skylands Capital, LLC 1200 N. Mayfair Rd., Suite 250 Milwaukee, WI 53226	47,600	47,600	0	*
Barrington Partners, A California Limited Partnership (10) c/o Barrington Partners 2001 Wilshire Blvd., Suite 401 Santa Monica, CA 90403	243,072	243,072	0	*
Barrington Investors, L.P. (10) c/o Barrington Partners 2001 Wilshire Blvd., Suite 401 Santa Monica, CA 90403	559,067	559,067	0	*
Whitebox Intermarket Partners, LP (11) c/o Whitebox Advisors LLC 3033 Excelsior Blvd., Suite 300 Minneapolis, MN 55416-4675	294,118	294,118	0	*
SovGem Limited (12) No. 6 Britannia Place Bath Street, St. Helena Jersey, UK JE2 454	133,690	133,690	0	*
Basso Multi-Strategy Holding Fund Ltd. (13) c/o: Basso Capital Management 1266 East Main St. Stamford, CT 06902	427,807	427,807	0	*
Basso Fund Ltd. (14) c/o: Basso Capital Management 1266 East Main St. Stamford, CT 06902	106,952	106,952	0	*
Jian Bin Zhang Room 1208, Suning Universal Mansion 188 Guangzhou Rd.	1,069,519	1,069,519	0	*
Chunyan Zhang c/o Wang Fang Room GH, 16th Floor, No. 310 TianShan Rd.	106,952	106,952	0	*

Name and Address	Shares Beneficially Owned before the Offering	Maximum Number of Shares to be Sold	Beneficial Ownership After the Offering (1)	Percentage of Common Stock Owned After Offering(1)
Jason X. Nie 222 Cypress Ridge Dr. Severna Park, MD 21146	53,476	53,476	0	*
Gary C. Evans 1808 Point De Vue Flower Mound, TX 75022	267,380	267,380	0	*
Panayiotis Andreou 13777 33 Ave Surrey, BC V4P 2B5	13,350	13,350	0	*
Todd Mazzei 2309 Bowness Rd, NW Calgary, AB T2N 3L6	13,550	13,550	0	*
Sandeep G. Aggarwal 15 Woodhaven Cres. SW Calgary, AB T2W 5S3	13,550	13,550	0	*
Bob Geddes 115 Solace Ridge Pl. Calgary, AB T3Z 3M9	17,566	17,566	0	*
James Saunders 44 Wolfwillow Lane Calgary, AB T3Z 1B5	26,700	26,700	0	*
Terral Hagman RR 1 Wembley, AB T0H 3S0	13,550	13,550	0	*
Richard Macdermott Box 97, Site 4, RR 1 De Winton, AB T0L 0X0	13,550	13,550	0	*
Harold R Vickers Professional Corporation (15) 805 10 Ave. SW, Suite 600 Calgary, AB T2R 0B4	21,400	21,400	0	*
Earl C Fawcett 137 Signature Close SW Calgary, AB T3H 2V6	13,550	13,550	0	*
Harry Gabel 55 Country Club Lane Calgary, AB T3R 1G2	13,550	13,550	0	*
Jesse L Hudey RR8 S42 Comp7 Lethbridge, AB T1J 4P4	13,350	13,350	0	*
William &/Or Colleen Tobman Jtwros 2412 34 Ave. NW Calgary, AB T2L 0V2	13,500	13,500	0	*

Name and Address	Shares Beneficially Owned before the Offering	Maximum Number of Shares to be Sold	Beneficial Ownership After the Offering (1)	Percentage of Common Stock Owned After Offering(1)
Murray Atkins 25102 Lower Springbank Rd. Calgary, AB T3Z 3J9	54,000	54,000	0	*
128005 Alberta Ltd 640 Ave. SW Calgary, AB T2P 0S4	26,214	26,214	0	*
The Restated Gene F. Boyd Revocable Living Trust Dated January 20, 2000 c/o Gene F. Boyd 712 Franklin Court Ardmore, OK 73401	26,738	26,738	0	*
Donna H. Dodson 230 Rodriguez St., Suite A Santa Fe, NM 87501-2908	26,738	26,738	0	*
William H. Garrett Revocable Living Trust dtd 4/24/02 (16) c/o: Capital West Securities 211 N. Robinson, Suite 200 Oklahoma City, OK 73102	13,369	13,369	0	*
Ultra DTD LLC(17) 230 Rodriguez St., Suite A Santa Fe, NM 87501-2908	13,369	13,369	0	*
Jensen Living Trust dtd 7-27-01 c/o: J. David Jensen 1904 Huntington Ave. Oklahoma City, OK 73116	13,369	13,369	0	*
Jan M. Boyington Revocable Trust 11/16/90 c/o: Jan M. Boyington 609 Glenridge Drive Edmond, OK 73013	26,738	26,738	0	*
Don A. Boyington Revocable Trust 11/16/90 c/o: Don Boyington 609 Glenridge Drive Edmond, OK 73013	53,476	53,476	0	*
Richard J. Orthwein Trust c/o Richard J. Orthwein P.O. Box 14180 Oklahoma City, OK 73114	26,738	26,738	0	*

Name and Address	Shares Beneficially Owned before the Offering	Maximum Number of Shares to be Sold	Beneficial Ownership After the Offering (1)	Percentage of Common Stock Owned After Offering(1)
Jerry Tubb 201 Robert S. Kear Ave., Suite 1000 Oklahoma City, OK 73102	26,738	26,738	0	*
Charles E. Teeter 150 Spyglass Rd. McQueeney, TX 78123	13,369	13,369	0	*
Robert G. Radar and Judith T. Radar Revocable Living Trust Dated September 2, 1997 c/o Robert G. Radar and Judith T. Radar 7009 No. Shawnee Dr. Oklahoma City, OK 73116	6,684	6,684	0	*
Robert T. Horch 11212 Cedar Ridge Road Oklahoma City, OK 73162	13,369	13,369	0	*
James B. Lisle and W. Pauline Lisle c/o Capital West Securities, Inc. 211 North Robinson, Suite 200 Oklahoma City, OK 73102	6,684	6,684	0	*
Andrew Cumming 3105 Sleepy Hallow Dr. Plano, TX 75093	53,476	53,476	0	*
Kevin Halter Jr. c/o: Halter Capital Corp. 2591 Dallas Parkway #102 Frisco, TX 75034	26,738	26,738	0	*
Richard D. Squires c/o: SPI Holdings, LLC 100 Crescent Court, Suite #450 Dallas, TX 75201	106,952	106,952	0	*
Civilian Capital, Inc. (18) 220 E Buffalo St., Suite 403 Milwaukee, WI 53202	112,299	112,299	0	*
Total	7,437,565	7,437,565	0	*

* Less than 1%

(1)     Assumes that all securities offered are sold.

(2)     Includes 609,792 shares of our common stock owned by Halter Financial Investments, L.P., or “HFI”, of which Halter Financial Investments GP, LLC is the sole general partner. The limited partners of HFI are: (i) TPH Capital, L.P. of which TPH Capital GP, LLC is the general partner and Timothy P. Halter is the sole member of TPH Capital GP, LLC; (ii) Bellfield Capital Partners, L.P. of which Bellfield Capital Management, LLC is the sole general partner and David Brigante is the sole member of Bellfield Capital Management, LLC; (iii) Colhurst Capital L.P of which Colhurst Capital GP, LLC is the general partner and George L. Diamond is the sole member of Colhurst Capital GP, LLC; and (iv) Rivergreen Capital, LLC of which Marat Rosenberg is the sole member. As a result, each of the foregoing persons may be deemed to be a beneficial owner of the shares held of record by HFI.

(3)     Includes 660,608 shares of our common stock owned by Halter Financial Group, L.P., or “HFG”, of which Halter Financial Group GP, LLC is the sole general partner. The limited partners of HFI are: (i) TPH Capital, L.P. of which TPH Capital GP, LLC is the general partner and Timothy P. Halter is the sole member of TPH Capital GP, LLC; (ii) Bellfield Capital Partners, L.P. of which Bellfield Capital Management, LLC is the sole general partner and David Brigante is the sole member of Bellfield Capital Management, LLC; (iii) Colhurst Capital L.P of which Colhurst Capital GP, LLC is the general partner and George L. Diamond is the sole member of Colhurst Capital GP, LLC; and (iv) Rivergreen Capital, LLC of which Marat Rosenberg is the sole member. As a result, each of the foregoing persons may be deemed to be a beneficial owner of the shares held of record by HFG.

(4)      Includes 200,000 shares of our common stock held by Pershing LLC FBO Glenn A Little IRA Account and 68,200 shares of our common stock held of record by Glenn A. Little.

(5)     Jim Groh is the President and owner and has voting and investment power over securities held by Heritage Management Consultants, Inc.

(6)     Represents shares underlying a warrant for the purchase of up to 262,032 shares of our common stock in the aggregate granted to Brean Murray in connection with the private placement.  Kenneth J. Kirsch has voting and investment power over securities held by Brean Murray Carret & Co., LLC.

(7)     Melville Straus has voting and investment power over securities held by Straus Partners, LP. and by Straus-GEPT Partners, LP.

(8)     Anthony Cordone, sole member of Litmus Capital Management LLC, the general partner Blackwell Partners LLC, Litmus Capital Fund Ltd, Litmus Capital Partners LP. And Litmus Capital Partners (QP) LP, has voting and investment power over the securities held by Blackwell Partners LLC, Litmus Capital Fund Ltd, Litmus Capital Partners LP. And Litmus Capital Partners (QP) LP.

(9)     Charles A. Paquelet has voting and investment power over the securities held by Harbour Holdings Ltd, Skylands Special Investment LLC, Skylands Special Investment LLC II and Skylands Quest LLC.

(10)   Russell Faucett has voting and investment power over the securities held by Barrington Partners and by Barrington Investors, L.P.

(11)   Andrew J. Redleaf has voting and investment power over the securities held by Whitebox Intermarket Partners, LP.

(12)   Douglas Kearney, Hugh de Lusingnan and Gareth Milne together have voting and investment power over securities held by SovGem Limited.

(13)   Basso Capital Management, L.P. , or Basso is the Investment Manager to Basso Fund Ltd., or Basso Fund.  Howard Fischer is the managing member of Basso GP LLC, the General Partner of Basso.  Mr. Fischer has ultimate responsibility for trading with respect to the Fund.

(14)   Basso Capital Management, L.P. is the Investment Manager to Basso Fund Ltd..  Howard Fischer is the managing member of Basso GP LLC, the General Partner of Basso.  Mr. Fischer has ultimate responsibility for trading with respect to the Fund.

(15)   Harold R Vickers has voting and investment power over securities held by the Harold R Vickers Professional Corporation.

(16)   Ann Garrett has voting and investment power over securities held by William H. Garrett Revocable Living Trust dtd 4/24/02.

(17)   Donna Dodson has voting and investment power over securities held by Ultra DTD, LLC.

(18)  Represents shares underlying a warrant for the purchase of 112,299 shares of our common stock in the aggregate for services in connection with the private placement. Civilian Capital, Inc. is owned by Civilian Pictures, Inc. and Peter McDonnell and Barry Poltermann have voting and investment power over securities held by Civilian Pictures, Inc.

We will not receive any of the proceeds from the sale of any shares by the selling stockholders.  We have agreed to bear expenses incurred by the selling stockholders that relate to the registration of the shares being offered and sold by the selling stockholders, including the SEC registration fee and legal, accounting, printing and other expenses of this offering.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common stock as of April 27, 2007 (i) by each person who is known by us to beneficially own more than 5% of our common stock; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group.

Unless otherwise specified, the address of each of the persons set forth below is in care of Gengsheng International, No. 88 Gengsheng Road, Dayugou Town, Gongyi, Henan, China 451271.

Name & Address of Beneficial Owner	Office, If Any	Title of Class	Amount & Nature of Beneficial Ownership(1)	Percent of Class(2)
Officers and Directors
Shunqing Zhang	CEO and President	Common Stock, $0.001 par value	16,887,815	70.25%
Bo Hu	President of Duesail	Common Stock, $0.001 par value	0	*
Zhenyong Bi	Manager of Henan Gengsheng	Common Stock, $0.001 par value	0	*
Hongfeng Jin	Interim Chief Financial Officer, Interim Treasuer and Interim Secretary	Common Stock, $0.001 par value	0	*
Timothy P. Halter(3)(4) 12890 Hill Top Road Argyle, TX 76226	Director	Common Stock, $0.001 par value	1,270,400	5.28%
All officers and directors as a group (5 persons named above)		Common Stock, $0.001 par value	18,158,215	75.5%
5% Securities Holder
David Brigante (3)(4) 12890 Hill Top Road Argyle, TX 76226		Common Stock $0.001 par value	1,270,400	5.28%
George L. Diamond (3)(4) 12890 Hill Top Road Argyle, TX 76226		Common Stock $0.001 par value	1,270,400	5.28%
Marat Rosenberg (3)(4) 12890 Hill Top Road Argyle, TX 76226		Common Stock $0.001 par value	1,270,400	5.28%
Total Shares Owned by Persons Named above
		Common Stock, $0.001 par value	18,158,215	75.5%

* Less than 1%

1Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our common stock.

2A total of 24,038,183 shares of our common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1).  For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

3 Includes 609,792 shares of our common stock owned by Halter Financial Investments, L.P., or HFI, of which Halter Financial Investments GP, LLC is the sole general partner. The limited partners of HFI are: (i) TPH Capital, L.P. of which TPH Capital GP, LLC is the general partner and Timothy P. Halter is the sole member of TPH Capital GP, LLC; (ii) Bellfield Capital Partners, L.P. of which Bellfield Capital Management, LLC is the sole general partner and David Brigante is the sole member of Bellfield Capital Management, LLC; (iii) Colhurst Capital L.P of which Colhurst Capital GP, LLC is the general partner and George L. Diamond is the sole member of Colhurst Capital GP, LLC; and (iv) Rivergreen Capital, LLC of which Marat Rosenberg is the sole member. As a result, each of the foregoing persons may be deemed to be a beneficial owner of the shares held of record by HFI.

4 Includes 660,608 shares of our common stock owned by Halter Financial Group, L.P., or HFG, of which Halter Financial Group GP, LLC is the sole general partner. The limited partners of HFI are: (i) TPH Capital, L.P. of which TPH Capital GP, LLC is the general partner and Timothy P. Halter is the sole member of TPH Capital GP, LLC; (ii) Bellfield Capital Partners, L.P. of which Bellfield Capital Management, LLC is the sole general partner and David Brigante is the sole member of Bellfield Capital Management, LLC; (iii) Colhurst Capital L.P of which Colhurst Capital GP, LLC is the general partner and George L. Diamond is the sole member of Colhurst Capital GP, LLC; and (iv) Rivergreen Capital, LLC of which Marat Rosenberg is the sole member. As a result, each of the foregoing persons may be deemed to be a beneficial owner of the shares held of record by HFG.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Common Stock

Each outstanding share of common stock entitles the holder thereof to one vote per share on all matters. Our bylaws provide that the persons receiving the greatest number of votes shall be the directors. Stockholders do not have preemptive rights to purchase shares in any future issuance of our common stock. Upon our liquidation, dissolution or winding up, and after payment of creditors and preferred stockholders, if any, our assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock.

The holders of shares of our common stock are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive, ratably, the net assets available to stockholders after payment of all creditors.

All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted.

Preferred Stock

We may issue shares of non-voting preferred stock in one or more classes or series within a class as may be determined by our board of directors, who may establish, from time to time, the number of shares to be included in each class or series, may fix the designation, powers, preferences and rights of the shares of each such class or series and any qualifications, limitations or restrictions thereof. Any preferred stock so issued by the board of directors may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of us, or both. Moreover, under certain circumstances, the issuance of preferred stock or the existence of the un-issued preferred stock might tend to discourage or render more difficult a merger or other change in control.

No shares of preferred stock are currently outstanding. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.

Transfer Agent and Registrar

Our independent stock transfer agent is PacWest Transfer, LLC.  Their mailing address is 337 Gay Street, P.O. Box 518, Washington, VA 22747, and their telephone number is (540) 675-3129.

SHARES ELIGIBLE FOR FUTURE SALE

As of September 27, 2007, we had outstanding 24,038,183 shares of common stock.

Shares Covered by this Prospectus

7,437,565 of the shares being registered in this offering may be sold without restriction under the Securities Act, so long as the registration statement of which this prospectus is a part is, and remains, effective.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares of our common stock for at least one year, including any person who may be deemed to be an “affiliate” (as the term “affiliate” is defined under the Securities Act), would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•

1% of the number of shares of common stock then outstanding, which as of May 10, 2007 would equal 240,381  shares; or

•

the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

However, since our shares are quoted on the NASD’s Electronic Bulletin Board, which is not an “automated quotation system,” our stockholders cannot rely on the market-based volume limitation described in the second bullet above. If, in the future, our securities are listed on an exchange or quoted on NASDAQ, then our stockholders would be able to rely on the market-based volume limitation. Unless and until our stock is so listed or quoted, our stockholders can only rely on the percentage based volume limitation described in the first bullet above.

Sales under Rule 144 are also governed by other requirements regarding the manner of sale, notice filing and the availability of current public information about us. Under Rule 144, however, a person who is not, and for the three months prior to the sale of such shares has not been, an affiliate of the issuer is free to sell shares that are “restricted securities” which have been held for at least two years without regard to the limitations contained in Rule 144. The selling stockholders will not be governed by the foregoing restrictions when selling their shares pursuant to this prospectus.

None of our outstanding shares may currently be sold in reliance on Rule 144 because all the securities issued by the Company to its current stockholders, other than the shares being registered under this prospectus, were issued to shareholders at a time when the company was a blank check company.  Therefore, in accordance with the guidance provided by the November 1, 1999 letter sent by Ken Worm, the Assistant Director of NASD Regulation, to Richard Wulff, the Chief of the Commission’s Office of Small Business of the Division of Corporation Finance and Mr. Wulff’s January 21, 2000 response, those shares are not eligible to be transferred in reliance on any of the exemptions in Section 4(1) of the  Securities Act.  Accordingly, these shares are not eligible to be sold pursuant to Rule 144 under the Securities Act.  Instead, they must be registered to be sold regardless of how many years that the shares remain outstanding.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144.

We believe that none of our outstanding shares may currently be sold in reliance on Rule 144(k).

PLAN OF DISTRIBUTION

The Selling Stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed or negotiated prices.  The Selling Stockholders may use any one or more of the following methods when selling shares:

•

ordinary brokerage transactions and transactions in which the broker-dealer solicits Investors;

•

block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•

purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•

an exchange distribution in accordance with the rules of the applicable exchange;

•

privately negotiated transactions;

•

to cover short sales made after the date that this Registration Statement is declared effective by the Commission;

•

broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•

a combination of any such methods of sale; and

•

any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.  The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of Common Stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon the Company being notified in writing by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of Common Stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of Common Stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction.  In addition, upon the Company being notified in writing by a Selling Stockholder that a donee or pledgee intends to sell more than 500 shares of Common Stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The Selling Stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of the securities will be paid by the Selling Stockholder and/or the purchasers.  Each Selling Stockholder has represented and warranted to the Company that it acquired the securities subject to this registration statement in the ordinary course of such Selling Stockholder’s business and, at the time of its purchase of such securities such Selling Stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

The Company has advised each Selling Stockholder that it may not use shares registered on this Registration Statement to cover short sales of Common Stock made prior to the date on which this Registration Statement shall have been declared effective by the Commission.  If a Selling Stockholder uses this prospectus for any sale of the Common Stock, it will be subject to the prospectus delivery requirements of the Securities Act.  The Selling Stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such Selling Stockholders in connection with resales of their respective shares under this Registration Statement.

The Company is required to pay all fees and expenses incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the Common Stock.  The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

INTEREST OF NAMED EXPERTS AND COUNSEL

The validity of the securities offered hereby has been passed upon for us by Thelen Reid Brown Raysman & Steiner LLP, Washington, D.C.

The audited financial statements of Powersmart Holdings Limited included in this prospectus and in the registration statement have been audited by PKF Hong Kong, China, CPA, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance on such report, given the authority of said firm as an expert in auditing and accounting.

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the Registrant or any of its parents or subsidiaries. Nor was any such person connected with the Registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Our bylaws provide for the indemnification of our present and prior directors and officers or any person who may have served at our request as a director or officer of another corporation in which we own shares of capital stock or of which we are a creditor, against expenses actually and necessarily incurred by them in connection with the defense of any actions, suits or proceedings in which they, or any of them, are made parties, or a party, by reason of being or having been director(s) or officer(s) of us or of such other corporation, in the absence of negligence or misconduct in the performance of their duties. This indemnification policy could result in substantial expenditure by us, which we may be unable to recoup.

Insofar as indemnification by us for liabilities arising under the Exchange Act may be permitted to our directors, officers and controlling persons pursuant to provisions of the Articles of Incorporation and Bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Exchange Act and will be governed by the final adjudication of such issue.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the common stock offered in this offering, we refer you to the registration statement and to the attached exhibits. With respect to each such document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matters involved.

You may inspect our registration statement and the attached exhibits and schedules without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of our registration statement from the SEC upon payment of prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

Our SEC filings, including the registration statement and the exhibits filed with the registration statement, are also available from the SEC’s website at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

CHINA GENGSHENG MINERALS, INC.
(formerly known as China Minerals Technologies Inc.)

Index to Financial Statements

CHINA GENGSHENG MINERALS, INC.

(formerly known as China Minerals Technologies Inc.)

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

CHINA GENGSHENG MINERALS, INC.

(formerly known as China Minerals Technologies Inc.)

 CONDENSED CONSOLIDATED BALANCE SHEETS
(in US Dollars)

	June 30	December 31
	2007	2006
	(unaudited)	(audited)
ASSETS

Current assets:
Cash and cash equivalents	$7,167,851	$426,099
Restricted cash	5,260,000	192,300
Accounts receivables	18,314,103	14,103,129
Bills receivable	1,481,781	238,452
Other receivables and prepayments	1,814,119	758,121
Advances to staff	937,775	964,308
Inventories	6,863,503	6,416,703
Deferred tax assets	69,868	13,561
Total current assets	41,909,000	23,112,673

Intangible asset- unpatented technology	336,088	319,753
Property, plant and equipment, net	7,037,571	6,640,189
Land use right	885,501	871,738

Total assets	$50,168,160	$30,944,353

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Trade payables	$5,380,119	$4,661,178
Bills payable	5,260,000	192,300
Other payables and accrued expenses	2,917,782	3,164,381
Income tax payable	377,769	217
Non-interest-bearing loans	1,354,833	1,698,846
Secured short-term bank loans	3,945,000	1,923,000
Deferred tax liabilities	-	12,967

Total current liabilities	19,235,503	11,652,889

Minority interests	171,003	142,782

Stockholders’ equity:
Preferred stock − $0.001 par value 50,000,000 authorized, no shares
issued and outstanding	-	-
Common stock − $0.001 par value 100,000,000 shares authorized,
24,038,183 and 16,887,815 equivalent shares issued and outstanding	24,038	16,888
Additional paid-in capital	14,258,005	6,033,226
Statutory and other reserves	6,212,239	6,212,239
Accumulated other comprehensive income	1,428,281	867,757
Retained earnings	8,839,091	6,018,572

Total stockholders’ equity	30,761,654	19,148,682

Total liabilities and stockholders’ equity	$50,168,160	$30,944,353

The accompanying notes are an integral part of these condensed consolidated financial statements

CHINA GENGSHENG MINERALS, INC.

(formerly known as China Minerals Technologies Inc.)

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(in US Dollars)

	For the Six Months Ended		For the Three Months Ended
	June 30		June 30
	2007	2006	2007	2006
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue
Sales	$18,518,103	$11,858,627	$9,997,961	$6,828,446

Cost of goods sold	(11,289,483)	(7,205,983)	(6,126,025)	(4,090,653)

Gross profit	7,228,620	4,652,644	3,871,936	2,737,793

Operating Expenses
General and administrative expenses	1,214,913	964,041	623,191	607,187
Amortization and depreciation	103,096	74,645	51,024	43,143
Selling expenses	2,441,739	1,682,596	1,253,873	964,266
Total operating expenses	3,759,748	2,721,282	1,928,088	1,614,596

Net operating income	3,468,872	1,931,362	1,943,848	1,123,197

Other Income (expenses)
Government grant income	71,600	26,768	386	26,768
Interest income	5,268	1,721	3,179	459
Other income (expenses)	691	1,518	(1,737)	1,422
Finance costs	(261,430)	(72,630)	(118,184)	(34,764)
Total other (expenses)	(183,871)	(42,623)	(116,356)	(6,115)

Income before income taxes and minority interests	3,285,001	1,888,739	1,827,492	1,117,082

Income taxes	(436,261)	(17,506)	(251,493)	(7,782)

Income before minority interests	2,848,740	1,871,233	1,575,999	1,109,300

Minority interests	(28,221)	(10,493)	(13,456)	(5,439)

Net income	$2,820,519	$1,860,740	$1,562,543	$1,103,861

Other comprehensive income
Foreign currency translation adjustments	560,524	275,535	360,125	192,231

Total comprehensive income	$3,381,043	$2,136,275	$1,922,668	$1,296,092

The accompanying notes are an integral part of these condensed consolidated financial statements

CHINA GENGSHENG MINERALS, INC.

(formerly known as China Minerals Technologies Inc.)

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (CONT’D)
(in US Dollars)

	For the Six Months Ended		For the Three Months Ended
	June 30		June 30
	2007	2006	2007	2006
	Unaudited	Unaudited	Unaudited	Unaudited

Earnings per share
-Basic	$0.14	$0.11	$0.07	$0.07
-Diluted	$0.14	$0.11	$0.07	$0.07

Weighted average number of shares outstanding
-Basic	19,534,640	16,887,815	22,152,378	16,887,815
-Diluted	19,601,843	16,887,815	22,286,047	16,887,815

The accompanying notes are an integral part of these condensed consolidated financial statements

CHINA GENGSHENG MINERALS, INC.

(formerly known as China Minerals Technologies Inc.)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

(in US Dollars)

	2007	2006
	(unaudited)	(unaudited)
Cash flows from operating activities
Net income	2,820,519	$1,860,740
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	270,589	166,130
Amortization of land use right	8,558	9,030
Deferred taxes	135,526	-
Minority interests	28,221	10,493
Recovery of doubtful debts	-	(80,891)
Recovery of obsolete inventories	-	(23,130)
Changes in operating assets and liabilities:
Restricted cash	(4,993,835)	(488,511)
Trade receivables	(3,795,567)	445,904
Bills receivable	(1,220,351)	(325,229)
Other receivables and prepayments	(576,268)	(1,889,147)
Advances to staff	50,656	(726,148)
Inventories	(277,498)	(1,037,126)
Other payables and accrued expenses	(314,800)	(39,028)
Trade payables	590,804	260,564
Bills payable	4,993,835	488,511
Income tax payable	168,565	1,855
Net Cash Flows Used In Operating Activities	$(2,111,046)	$(1,365,983)

Cash flows from investing activities
Payments to acquire intangible asset – unpatented
technology	-	(311,147)
Payments to acquire and for deposit for acquisition
of property, plant and equipment	(1,025,543)	(502,128)
Net Cash Flows Used In Investing Activities	(1,025,543)	(813,275)

Cash flows from financing activities
Proceeds from bank loans	3,242,750	1,246,200
Repayment of bank loans	(1,297,100)	-
Repayment of non-interest-bearing loans	(382,465)	-
Cash acquired from RTO	3,036	-
Share issue expenses paid	(266,797)	-
Proceeds from issuance of shares, net of direct
share issue expenses of $1,504,310	8,495,690	-
Net Cash Flows Provided By Financing Activities	9,795,114	1,246,200

Effect of foreign currency translation on cash and cash
equivalents	83,227	9,325

Net increase (decrease) in cash and cash equivalents	6,741,752	(923,733)

Cash and cash equivalents - beginning of period	426,099	1,420,344
Cash and cash equivalents - end of period	$7,167,851	$496,611

The accompanying notes are an integral part of these condensed consolidated financial statements

CHINA GENGSHENG MINERALS, INC.
(formerly known as China Minerals Technologies Inc.)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006
(in US Dollars)

	For the Six Months Ended
		June 30,
	2007		2006
	(unaudited)		(unaudited)

Supplemental disclosure of cash flow information:
Cash paid for:
Interest expenses	$177,221		$45,149
Income taxes	$139,819		$15,648

Non-cash financing activities:
Issuance of placement agent warrants	$748,034		$-

The accompanying notes are an integral part of these condensed consolidated financial statements

Q-6

CHINA GENGSHENG MINERALS, INC.
(formerly known as China Minerals Technologies Inc.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

1.        Basis of presentation

The interim condensed consolidated financial statements included herein, presented in accordance with United States generally accepted accounting principles and stated in US dollars, have been prepared by China GengSheng Minerals, Inc. (formerly known as China Minerals Technologies Inc., formerly known as Point Acquisition Corporation) (the “Company”) without audit, pursuant to the rules and regulations of the United States Securities and Exchange Commission.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for fair presentation of the information contained therein. It is suggested that these interim condensed consolidated financial statements be read in conjunction with the financial statements of the Company for the year ended December 31, 2006 and notes thereto included in S-1 of the Company filed on May 14, 2007. The Company follows the same accounting policies in the preparation of interim reports.

Results of operations for the interim periods are not indicative of annual results.

2.           Corporate information and reorganization

The Company was originally incorporated on November 13, 1947 in accordance with the laws of the State of Washington as Silver Mountain Mining Company.  On August 20, 1979, the Articles of Incorporation were amended to change the corporate name to Leadpoint Consolidated Mines Company. On August 15, 2006, the Company changed its state of incorporation from Washington to Nevada by means of a merger with and into a Nevada corporation formed on May 23, 2006 solely for the purpose of effecting the reincorporation. On July 26, 2007, the Company changed its name to China GengSheng Minerals, Inc. The Company’s common stock is quoted on the NASD over-the-counter bulletin board under the symbol “CHGS.”

On April 25, 2007, the Company completed a reverse acquisition transaction (“RTO”) with Powersmart Holdings Limited (“Powersmart”), whereby the Company issued to the shareholders of Powersmart 16,887,815 shares of the Company’s stock in exchange for 100 shares of common stock of Powersmart, which represented all of the issued and outstanding capital stock of Powersmart.  Accordingly, all references to common shares of Powersmart’s common stock have been restated to reflect the equivalent numbers of China Minerals Technologies Inc. equivalent shares. Powersmart thereby became the Company’s wholly owned subsidiary and the former shareholders of Powersmart became the Company’s controlling stockholders.

This share exchange transaction resulted in Powersmart’s shareholder obtaining a majority voting interest in the Company. Generally accepted accounting principles require that the company whose shareholders retain the majority interest in a combined business be treated as the acquirer for accounting purpose, resulting in a RTO with Powersmart as the accounting acquirer and the Company as the acquired party. Accordingly, the share exchange transaction has been accounted for as a recapitalization of the Company whereby the historical financial statements and operations of Powersmart become the historical financial statements of the Company, with no adjustment to the carrying value of the assets and liabilities. The 1,802,871 shares of the Company outstanding prior to the RTO are accounted for at $3,036 of net book value at the time of the RTO.  The equity section of the accompanying financial statements has been restated to reflect the recapitalization of the Company due to the RTO as of the first day of the first period presented.

On April 25, 2007, the Company also completed a private placement pursuant to which the Company issued and sold 5,347,594 shares of its common stock to certain accredited investors for approximately $10 million in gross proceeds. In connection with this private placement, the Company paid a fee of $488,618 to Brean Murray Carret & Co., LLC, for their services as placement agent for the private placement and issued them a warrant for the purchase of 262,032 shares of the common stock in the aggregate.  In addition, the Company paid $195,000 of the placement agency fee to Civilian Capital, Inc., for its services in connection with the private placement and granted to Civilian Capital, Inc. a warrant for the purchase of 112,299 shares of common stock in the aggregate.

Also, on April 25, 2007, our majority stockholder, Shunqing Zhang, entered into an escrow agreement with the private placement investors, pursuant to which, Mr. Zhang agreed to deposit in an escrow account a total of 2,673,796 shares of the Company’s common stock owned by him, to be held for the benefit of the investors. Mr. Zhang agreed that if the Company does not attain a minimum after tax net income threshold of $8,200,000 for the fiscal year ending December 31, 2007 and $13,500,000 for the fiscal year ending December 31, 2008, the escrow agent may deliver his escrowed shares to the investors, based upon a pre−defined formula agreed to between the investors and Mr. Zhang.  However, if the after tax net income threshold is met, the shares in escrow will be returned to Mr. Zhang. For purposes of determining whether or not the after tax net income threshold has been met, the return of any shares to Mr. Zhang will not be deemed an expense to the Company, even if such treatment is required by GAAP.

CHINA GENGSHENG MINERALS, INC.
(formerly known as China Minerals Technologies Inc.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

2.           Corporate information and reorganization (cont’d)

In addition, on April 25, 2007, Mr. Zhang entered into a similar escrow agreement with HFG International, Limited. Under such agreement, Mr. Zhang placed into escrow a total of 638,338 shares of the Company’s common stock to cover the same minimum net income thresholds as described above with respect to the investor make−good.  Similarly, if the thresholds are not achieved in either year, the escrow agent must release certain amount of the make−good shares that were put into escrow.

After the reverse acquisition, the total common stock issued and outstanding of the Company is 24,038,183 shares.

Currently the Company has the following five subsidiaries:

Company name	Place/date of incorporation or establishment	The Company’s effective ownership interest	Common stock/ registered capital	Principal activities

Powersmart Holdings Limited	British Virgin Islands (the “BVI”)/ November 3, 2004	100% directly held by the Company	Ordinary shares :- Authorized: 50,000 shares of $1 each Paid up: 100 shares of $1 each	Investment holding

Henan Gengsheng Refractories Co., Ltd. (“Refractories”)	The People’s Republic of China (“PRC”)/ December 20, 1996	100% indirectly held through Powersmart	Registered capital of $6,049,879 fully paid up with share premium of $35	Manufacturing and selling of monolithic refractory products

Henan Gengsheng High-Temperature Materials Co., Ltd. (“High-Temperature”)	PRC/ September 4, 2002	89.33% indirectly held through Refractories	Registered capital of $363,000 fully paid up	Manufacturing and selling of functional ceramic products

Smarthigh Holdings Limited (“Smarthigh”)	BVI/ November 5, 2004	100% indirectly held through Powersmart	Ordinary shares :- Authorized: 50,000 shares of $1 each Paid up: 100 shares of $1 each	Investment holding

ZhengZhou Duesail Fracture Proppant Co., Ltd. (“Duesail”)	PRC/ August 14, 2006	100% indirectly held through Smarthigh	Registered capital of $2,000,000 fully paid up	Manufacturing and selling of fracture proppant products

Powersmart and its subsidiaries were reorganized prior to the RTO in order to simplify the group structure and for the potential fund raising exercise.

CHINA GENGSHENG MINERALS, INC.
(formerly known as China Minerals Technologies Inc.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

2.           Corporate information and reorganization (cont’d)

In the fiscal years 2004 and 2005, the companies comprising the group included Powersmart, Refractories, Gongyi Gengsheng Refractories Co., Ltd. (“Furnace”), Gongyi Sanwei Refractories Co., Ltd. (“Sanwei”), High-Temperature and Smarthigh.  Furnace was established in the PRC in July 1995 whilst Sanwei was established in the PRC in December 1985.  Both Furnace and Sanwei were principally engaged in manufacturing and selling of monolithic refractory products.

Mr. Shunqing Zhang is a sole stockholder of both Powersmart and Smarthigh since their incorporation in November 2004.  Regarding the equity interests of Refractories, Furnace and Sanwei, Mr. Shunqing Zhang was a substantial stockholder  holding 91%  registered  capital  each  of these three companies whilst  the other 9 individuals owned the remaining 9% of these companies in an equal proportion (that is each individual held 1%) before the reorganization as detailed in the following paragraph.

Since the dates of establishment, all Refractories, High-Temperature, Furnace and Sanwei were domestic enterprises in the PRC.  As a first step in the restructuring, Powersmart was formed to acquire the entire equity interests of Refractories, Furnace and Sanwei at an aggregate consideration of $7,133,700 on December 3, 2004 such that all these three companies became its wholly-owned subsidiaries.  Such $7,133,700 was funded by Mr. Shunqung Zhang to Powersmart for acquiring these three companies and paid to their then stockholders including $6,491,700 to Mr. Shunqing Zhang himself and $642,000 to the 9 individuals.  Since then these 9 individuals did not hold any equity interest in these three companies.

Since Powersmart became their immediate holding company, they are qualified as wholly owned foreign enterprises (“WOFEs”) which are entitled to certain tax benefits (Note 8).  Following the change of legal form of Refractories from a domestic enterprise to a WOFE, its 89.33% owned subsidiary, High-Temperature, also became a Sino-foreign equity joint venture.

On May 20, 2005, both Furnace and Sanwei were combined into Refractories pursuant to a combination agreement (the “Combination Agreement”).  According to this Combination Agreement, all assets, liabilities, operations and resources of Furnace and Sanwei were undertaken by Refractories.  Upon the successful completion of the combination amongst these three companies, Furnace and Sanwei dissolved in December 2005.

In the fiscal year 2006, the companies comprising the group included Powersmart, Refractories, High-Temperature, Smarthigh and Duesail.  Duesail was established as a WOFE by Smarthigh on August 14, 2006.

On January 31, 2007, Powersmart acquired 100% common stock of Smarthigh from Mr. Shunqing Zhang at nil consideration and thereafter Smarthigh becomes a wholly owned subsidiary of Powersmart and the whole series of reorganization completed.

As the controlling stockholder, Mr. Shunqing Zhang, of Powersmart, Refractories, Furnace, Sanwei, High-Temperature, Smarthigh and Duesail before and after the aforesaid series of reorganization is the same, such reorganization has been accounted for as a recapitalization of Powersmart whereby the historical financial statements and operations of Refractories, Furnace, Sanwei, High-Temperature, Smarthigh and Duesail become the historical financial statements of Powersmart, with no adjustment to the carrying value of their assets and liabilities.

3.

Description of business

The Company is a holding company whose primary business operations are conducted through its subsidiaries located in the Henan Province of the PRC.  Through its operating subsidiaries, the Company produces and markets a broad range of monolithic refractory, industrial ceramic and fracture proppant products.

The principal raw materials used in the products are several forms of aluminum oxide, including bauxite, processed Al2O3 and calcium aluminate cement, and other materials, such as corundum, magnesia, resin and silica, which are primary sourced from suppliers located in the PRC.  The production facilities of the Company are located in Henan Province of the PRC.

CHINA GENGSHENG MINERALS, INC.
(formerly known as China Minerals Technologies Inc.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

3.

Description of business (cont’d)

The monolithic refractory products allow steel makers and other customers to improve the productivity and longevity of their equipment and machinery.  The industrial ceramic products mainly include abrasive balls and tiles, valves, electronic ceramics and structural ceramics.  The fracture proppant products are used to reach trapped pockets of oil and natural gas deposits, which lead to higher productivities of oil and natural gas wells.  Due to their heat-resistant qualities and ability to function under thermal stress, they serve as components in industrial furnaces and other heavy industrial machinery.  Customers include some of the largest steel and iron producers located in approximately 25 provinces in the PRC as well as in other countries in Asia, Europe and the United States.

4.

Recently issued accounting pronouncements

FIN 48 “Accounting for Uncertainty in Income Taxes”

In July 2006, the FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes”.  This interpretation requires that we recognize in our financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position.  The provisions of FIN 48 are effective as of the beginning of our 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings.  The Company has evaluated the effect of FIN 48 and there was no material effects on its financial statements in adopting FIN 48.

SFAS No. 157 “Fair Value Measurement”

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurement” (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  This Statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year.  The provisions of this statement should be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except in some circumstances where the statement shall be applied retrospectively.  The Company is in the process of evaluating this guidance and therefore has not yet determined the impact that SFAS 157 will have on our financial statements upon adoption.

SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115” (“SFAS 159”).  SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value.  Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date.  The fair value option may be elected on an instrument-by-instrument basis, with few exceptions.  SFAS 159 also establishes presentation and disclosure requirements to facilitate comparisons between companies that choose different measurement attributes for similar assets and liabilities.  The requirements of SFAS 159 are effective for our fiscal year beginning January 1, 2008.  The Company is in the process of evaluating this guidance and therefore has not yet determined the impact that SFAS 159 will have on its financial statements upon adoption.

SAB No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. This bulletin requires companies to consider the effect of prior year misstatements for past and current financials statements when determining the materiality of these misstatements, and to make appropriate adjustments to the financial statements and related disclosures accordingly. This requirement is in effect for all companies with fiscal years ending after November 15, 2006. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The Company has evaluated the effect of SAB No. 108 and there was no material effects on its financial statements in adopting SAB No. 108.

CHINA GENGSHENG MINERALS, INC.
(formerly known as China Minerals Technologies Inc.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

4.

Recently issued accounting pronouncements (cont’d)

FSP EITF 00−19−2 “Accounting for Registration Payment Arrangements” –

In December 2006, the FASB issued Staff Position No. EITF 00−19−2, “Accounting for Registration Payment Arrangement.” The FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with SFAS No. 5, “Accounting for Contingencies” and FASB Interpretation No. 14, Reasonable Estimation of the Amount of a Loss.  This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2006.  The Company believes that its current accounting is consistent with the FSP. Accordingly, adoption of the FSP has had no effect on its consolidated financial statements.

5.

Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	Six months ended June 30		Three months ended June 30
	2007	2006	2007	2006
Numerator:
Net income	$2,820,519	$1,860,740	$1,562,543	$1,103,861

Denominator:
Weighted average common shares used to compute basic EPS	19,534,640	16,887,815	22,152,378	16,887,815
Dilutive potential from assumed exercise of warrants	67,203	-	133,669	-
Weighted average common shares used to compute diluted EPS	19,601,843	16,887,815	22,286,047	16,887,815

Earnings per share - Basic	$0.14	$0.11	$0.07	$0.07
Earnings per share - Diluted	$0.14	$0.11	$0.07	$0.07

The per share data reflects the recapitalization of stockholders’ equity as if the reorganization occurred as of the beginning of the first period presented.

6.         Inventories

	June 30	December 31
	2007	2006
	(Unaudited)	(Audited)

Raw materials	$2,633,329	$2,140,608
Work-in-progress	614,819	294,650
Finished goods	3,637,439	4,002,975

	6,885,587	6,438,233
Provision for obsolete inventories	(22,084)	(21,530)

	$6,863,503	$6,416,703

CHINA GENGSHENG MINERALS, INC.
(formerly known as China Minerals Technologies Inc.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

7.          Intangible asset

Refractories entered into a contract with an independent third party to purchase a technical unpatented technology in relation to the production of mortar at a cash consideration of $320,500.  This consideration was mutually agreed between Refractories and such third party and this unpatented technology can be used for an unlimited period of time.

Since its acquisition, no indicator of impairment was identified and accordingly it is stated at cost.

8.            Income taxes

UNITED STATES

The Company is incorporated in the United States of America and is subject to United States of America tax law. No provisions for income taxes have been made as the Company has no taxable income for reporting periods. The applicable income tax rates for the Company for the reporting periods are 34%.

BVI

Powersmart and Smarthigh were incorporated in the BVI and, under the current laws of the BVI, are not subject to income taxes.

PRC

In the fiscal year 2004, being a domestic enterprise in the PRC, Refractories was subject to enterprise income tax at 33%, in which 30% for national tax and 3% for local tax, of the assessable profits as reported in the statutory financial statements prepared under China Accounting regulations.  Following the change of legal form of Refractories from a domestic enterprise to a WOFE after its entire equity interest was acquired by Powersmart, Refractories is subject to a preferential enterprise income tax rate at 30%.  Further, according to the PRC tax laws and regulations, Refractories being a WOFE is entitled to, starting from the first profitable year, a two-year exemption from enterprise income tax followed by a three-year 50% reduction in its enterprise income tax rate (“Tax Holiday”).  As such, after the application by Refractories and approval by the relevant tax authority, Refractories was exempted from enterprise income tax for the fiscal years 2005 and 2006.  For the following three fiscal years from 2007 to 2009, Refractories will be subject to enterprise income tax at rate of 15%.

As no applications have been made by Furnace and Sanwei regarding the Tax Holiday after the change of their legal form from domestic enterprises to WOFEs, both Furnace and Sanwei were subject to enterprise income tax at 33% in both fiscal years 2004 and 2005.  However, Furnace was entitled to a special tax concession (“Tax Concession”) because it employed the required number of handicapped staff according to the relevant PRC tax rules.  In particular this Tax Concession exempted Furnace from paying enterprise income tax.  However these tax savings can only be used for future development of its production facilities or welfare matters.  Accordingly, they were set aside and taken to special reserve which are not available for distribution.

High-Temperature, being engaged in advanced technology industry and has passed the inspection of the provincial high-tech item, was granted a preferential enterprise income tax rate of 15% for two years upon the issuance of certificate by the relevant government authority.  High-Temperature has received such certificates in 2004 and 2006.  Accordingly, High-Temperature was subject to preferential tax rate of 15% for the fiscal years 2004 to 2007.

Duesail, being a WOFE, is subject to a preferential enterprise income tax rate at 30% and entitled to Tax Holiday upon application.  To date Duesail has not yet applied such Tax Holiday since no assessable profit was generated by Duesail since its establishment in August 25, 2006.

CHINA GENGSHENG MINERALS, INC.
(formerly known as China Minerals Technologies Inc.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

9.

Secured short-term bank loans

				June 30	December 31
Banker	Loan period	Interest rate	Secured by	2007 (Unaudited)	2006 (Audited)

(1) Shanghai PuDong Development Bank	2006-06-09 to 2007-06-08	4.88%	Guarantees executed by third party - Zhengzhou Jinyuan Flour Co., Ltd	$-	$1,282,000
(2) Agricultural Bank of China	2006-12-30 to 2007-12-29	7.34%	Guarantees executed by the Company’s sole director Zhang Shunqing and third party –Zhengzhou Dayugou Mining Bureau.	657,500	641,000
(3) China Citic Bank	2007-01-12 to 2007-07-31	7.34%	Building and land use right with carrying value of $798,276 and $151,434 respectively.	1,972,500	-
(4) Agricultural Bank of China	2007-03-13 to 2008-03-12	7.34%	Guarantees executed by the Company’s sole director Zhang Shunqing and third party Zhengzhou Jinyuan Flour Co., Ltd	1,315,000	-

				$3,945,000	$1,923,000

As of June 30, 2007, the Company’s banking facilities are composed of the following:-

Facilities granted	Granted	Amount Utilized	Unused
Secured bank loans	$5,260,000	$3,945,000	$1,315,000

10.

Related party transactions

Apart from the transactions as disclosed in note 9 to the financial statements, during the six months ended June 30, 2007, the Company had no material transactions carried out with related parties during the reporting periods.

As disclosed elsewhere in these financial statements, Mr. Shunqing Zhang, the sole director and controlling stockholder of the Company is able to significantly influence the Company’s operations.

11.

Commitments and contingencies

(a)

The Company’s operations are subject to the laws and regulations in the PRC relating to the generation, storage, handling, emission, transportation and discharge of certain materials, substances and waste into the environment, and various other health and safety matters.  Governmental authorities have the power to enforce compliance with their regulations, and violators may be subject to fines, injunctions or both.  The Company must devote substantial financial resources to ensure compliance and believes that it is in substantial compliance with all the applicable laws and regulations.

The Company is currently not involved in any environmental remediation and has not accrued any amounts for environmental remediation relating to its operations.  Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position  operating results or cash flows of the Company.

During the six months ended June 30, 2007 the Company has incurred expenditure for routine pollutant discharge fees amounting to $12,937 and these costs were incurred in general and administrative expenses.  No expenditure for such was incurred for the six months ended June 30, 2006.

CHINA GENGSHENG MINERALS, INC.
(formerly known as China Minerals Technologies Inc.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

11.

Commitments and contingencies (cont’d)

(b)

The Company also guaranteed debts to Zhengzhou Jinyuan Flour Co., Ltd which is summarized as follows :-

	June 30 2007	December 31 2006
	(Unaudited)	(Audited)
Guarantees given by the Company	$6,575,000	$2,564,000

Management has assessed the fair value of the obligation arising from the above financial guarantees and considered it is nil for the Company.  Therefore, no obligation in respect of the above guarantees was recognized as of June 30, 2007 and December 31, 2006.

12.       Common stock and additional paid-in capital

	Common Stock Par value $0.001		Additional paid-in capital
	Number of shares	Amount

Balance, January 1, 2006 and December 31, 2006	16,887,815	$16,888	$6,033,226
Recapitalization	1,802,871	1,803	1,233
Share issued for gross proceeds of $10 million	5,347,594	5,347	9,994,653
Cost of raising capital	-	-	(2,519,141)
Warrants issued in connection with private placements - Note 15	-	-	748,034
Cancellation of common stock	(97)	-	-

Balance, June 30, 2007	24,038,183	$24,038	$14,258,005

(a) On April 25, 2007, the Company issued 16,887,815 shares of common stock, par value $0.001 per share, to the sole stockholder of Powersmart to effect the RTO. At the same time, the Company issued 5,347,594 shares of common stock to the investors for gross proceeds of $10 million in the private placement.

(b) The Company’s issued and outstanding number of common stock immediately prior to the RTO is 1,802,871 shares are accounted for at $3,036 of net book value at the time of the RTO.

(c)  97 shares of the Company’s common stock were erroneously issued to a shareholder for rounding up after the 1-for-50 reverse split of the Company’s common stock that occurred on December 11, 2006.   The shares were returned and cancelled on May 1, 2007.

13.

Operating Risk

Interest rate risk

Other financial assets and liabilities do not have material interest rate risk.

Credit risk

The Company is exposed to credit risk from its cash and cash equivalents and bills and accounts receivable.  The credit risk on cash and cash equivalents are limited because the counterparties are recognized financial institutions.  Bills and accounts receivable are subjected to credit evaluations.  An allowance has been made for estimated irrecoverable amounts which has been determined by reference to past default experience and the current economic environment.

CHINA GENGSHENG MINERALS, INC.
(formerly known as China Minerals Technologies Inc.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

13.

Operating Risk (cont’d)

Foreign currency risk

Most of the transactions of the Company were settled in Renminbi and U.S. dollars.  In the opinion of the directors, the Company would not have significant foreign currency risk exposure.

Company’s operations are substantially in foreign countries

Substantially all of the Company’s products are manufactured in China. The Company’s operations are subject to various political, economic, and other risks and uncertainties inherent in China. Among other risks, the Company’s operations are subject to the risks of restrictions on transfer of funds; export duties, quotas, and embargoes; domestic and international customs and tariffs; changing taxation policies; foreign exchange restrictions; and political conditions and governmental regulations.

Concentrations risk and Uncertainties

The Company has two customers constituting greater than 10% of the Company’s gross sales, totaling $5,026,139, and representing 27% of gross sales in the aggregate for the six month period ended June 30, 2007.

The Company has not experienced any significant difficulty in collecting its accounts receivable in the past and is not aware of any financial difficulties being experienced by its major customers.

CHINA GENGSHENG MINERALS, INC.
(formerly known as China Minerals Technologies Inc.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

14.        Segment Information

The Company uses the “management approach” in determining reportable operating segments.  The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments.  Management, including the chief operating decision maker, reviews operating results solely by monthly revenue of monolithic refractory products, industrial ceramic products and fracture proppant products and operating results of the Company and, as such, the Company has determined that the Company has three operating segments as defined by SFAS 131, “Disclosures about Segments of an Enterprise and Related Information”: Monolithic refractory products, industrial ceramic products and fracture proppant products.

	Monolithic refractory products		Industrial ceramic products		Fracture proppant products		Total
	Six months ended June 30		Six months ended June 30		Six months ended June 30		Six months ended June 30
	2007	2006	2007	2006	2007	2006	2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue from external customers	$17,231,443	$11,377,570	$1,186,883	$481,057	$99,777	$-	$18,518,103	$11,858,627
Segment profit (loss)	3,161,173	1,772,670	276,471	115,846	(141,211)	-	3,296,433	1,888,516

	June30	December 31	June30	December 31	June30	December 31	June30	December 31
	2007	2006	2007	2006	2007	2006	2007	2006
	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)

Segment assets	$45,364,537	$24,276,394	$2,264,693	$2,789,710	$1,139,150	$3,871,279	$48,768,380	$30,937,383

	Monolithic refractory products		Industrial ceramic products		Fracture proppant products		Total
	Three months ended June 30		Three months ended June 30		Three months ended June 30		Three months ended June 30
	2007	2006	2007	2006	2007	2006	2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue from external customers	$9,343,186	$6,578,411	$554,998	$250,035	$99,777	$-	$9,997,961	$6,828,446
Segment profit (loss)	1,773,683	1,058,329	112,905	58,753	(47,664)	-	1,838,924	1,117,082

CHINA GENGSHENG MINERALS, INC.
(formerly known as China Minerals Technologies Inc.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

14.        Segment Information (cont’d)

Segment Information by products for the Six months ended June 30, 2007

	Castable, coating, and dry mix materials & low−cement and non−cement castables	Mortar	Pre−cast roofs	Ceramic plates, tubes, elbows, and rollers	Ceramic cylinders and plugs	Wearable ceramic valves	Fracture proppant products	Total

Six months ended June 30 2007 (Unaudited)
Revenue	$12,042,226	$727,029	$ 4,462,188	$337,954	$615,980	$232,949	$99,777	$18,518,103

Six months ended June 30 2006 (Unaudited)
Revenue	$7,707,458	$238,896	$3,431,216	$209,265	$202,015	$69,777	$-	$11,858,627

Segment Information by products for the Three months ended June 30, 2007

	Castable, coating, and dry mix materials & Low−cement and non−cement castables	Mortar	Pre−cast roofs	Ceramic plates, tubes, elbows, and rollers	Ceramic cylinders and plugs	Wearable ceramic valves	Fracture proppant products	Total

Three months ended June 30 2007 (Unaudited)
Revenue	$6,867,425	$444,003	$2,031,758	$253,097	$178,838	$123,063	$99,777	$9,997,961

Three months ended June 30 2006 (Unaudited)
Revenue	$4,439,597	$196,897	$1,941,917	$179,649	$37,377	$33,009	$-	$6,828,446

CHINA GENGSHENG MINERALS, INC.
(formerly known as China Minerals Technologies Inc.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

14.        Segment Information (cont’d)

A reconciliation is provided for unallocated amounts relating to corporate operations which is not included in the segment information.

	Six Months Ended June30
	2007	2006
	(Unaudited)	(Unaudited)

Total profit for reportable segments	$3,296,433	$1,888,516
Unallocated amounts relating to operations:
Interest income	-	223
General and administrative expense	(11,046)	-
Interest expense	(386)	-

Total	$3,285,001	$1,888,739

	Three Months Ended June 30
	2007	2006
	(Unaudited)	(Unaudited)

Total profit for reportable segments	$1,838,924	$1,117,082
Unallocated amounts relating to operations:
General and administrative expense	(11,046)	-
Interest expense	(386)	-

Total	$1,827,492	$1,117,082

	As of June 30		As of December 31
	2007		2006
	(Unaudited)		(Audited)

Assets

Total assets for reportable segments	$48,768,380		$30,937,383
Cash and cash equivalents	1,329,912		6,970

	$50,098,292	$

CHINA GENGSHENG MINERALS, INC.
(formerly known as China Minerals Technologies Inc.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

14.        Segment Information (cont’d)

All of the Company’s long-lived assets are located in the PRC.  Geographic information about the revenues, which are classified based on the customers, is set out as follows:-

	Six Months Ended June 30
	2007	2006
	(Unaudited)	(Unaudited)

PRC	$16,635,239	$9,993,656
Others - Note	1,882,864	1,864,971

Total	$18,518,103	$11,858,627

	Three Months Ended June 30
	2007	2006
	(Unaudited)	(Unaudited)

PRC	$8,906,385	$5,736,371
Others - Note	1,091,576	1,092,075

Total	$9,997,961	$6,828,446

Note :

They include Asia, Europe and the United States and are not further analyzed as none of them contributed more than 10% of the total sales.

CHINA GENGSHENG MINERALS, INC.
(formerly known as China Minerals Technologies Inc.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

15.      Stock-Based Compensation

The Company estimated the fair value of each warrant award on the date of grant using the Black-Scholes option-pricing model and the assumption noted in the following table. Expected volatility is based on the historical and implied volatility of a peer group of publicly traded entities. The expected term of options gave consideration to historical exercises, post-vesting cancellations and the options’ contractual term. The risk-free rate for the expected term of the option is based on the U.S. Treasury Constant Maturity at the time of grant. The assumptions used to value options granted during the six months ended June 30, 2007 were as follows:

Six Months Ended June 30, 2007

Risk free interest rate	4.75%
Expected volatility	384%
Expected life (years)	3

Stock Compensation-The Company granted a warrant for the purchase of 112,299 and 262,032 shares of common stock to Civilian Capital, Inc., and Brean Murray Carret & Co., LLC ,respectively  for the services in connection with the private placement on April 25, 2007. The Company valued the options by Black-Scholes option-pricing model with the amount of $748,034 which recorded as cost of raising capital against additional paid-in capital.

16.      Change in fiscal year

On June 18, 2007, the board of directors of the Company resolved to change the fiscal year from September 30 to December 31 and to start the accounting period from January 1, 2007 in order to be consistent with the accounting year of the Company’s new Chinese operating entities after the RTO.

17. Restricted cash and bills payable

	June 30	December 31
	2007	2006
	(Unaudited)	(Audited)

Bank deposits held as collateral for bills payable	$5,260,000	$192,300

The Company is requested by certain of its suppliers to settle amounts owed to such suppliers by the issuance of bills through banks for which the banks undertake to guarantee the Company’s settlement of these amounts at maturity. These bills are interest-free with maturity dates of six months from the date of issuance. As security for the banks’ undertakings, the Company is required to pay the banks’ charges as well as deposit with such banks amounts equal to 100% of the bills’ amount at the time of such issuance.

18.     Subsequent Events

On July 20, 2007, the Company’s subsidiary, Henan Gengsheng Refactories Co., Ltd  obtained a new loan from the Shanghai Pu Dong Development Bank in the amount of $1,315,000 (or RMB10,000,000), at an interest rate of 6.57% and with a maturity date of  July 19, 2008.  The loan is secured by guarantees executed by the Company’s sole director Zhang Shunqing and by a third party guarantor, Zhengzhou Jinyuan Flour Co., Ltd.

POWERSMART HOLDINGS LIMITED

Consolidated Financial Statements

For each of the three years in the period ended

December 31, 2006

(Stated in US dollars)

Report of Independent Registered Public Accounting Firm

To the Sole Director and Stockholder of

Powersmart Holdings Limited

We have audited the accompanying consolidated balance sheets of Powersmart Holdings Limited (the “Company”) and its subsidiaries as of December 31, 2006, 2005 and 2004, and the related consolidated statements of operations, stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

PKF

Certified Public Accountants

Hong Kong, China

March 2, 2007

Powersmart Holdings Limited
Consolidated Statements of Operations

(Stated in US Dollars)

	Year ended December 31,
	2006	2005	2004
Revenue
Sales	$27,481,539	$22,184,246	$18,921,617
Cost of sales	(16,534,004)	(12,977,770)	(12,355,100)

Gross profit	10,947,535	9,206,476	6,566,517

Expenses
General and administrative expenses	2,411,939	2,077,114	1,707,787
Amortization and depreciation - Notes 12 and 13	157,814	129,107	101,283
(Recovery of) provision for doubtful debts
- Notes 8a and 9b	(58,259)	(6,788)	135,906
Selling expenses	3,783,071	3,131,897	2,189,218

	6,294,565	5,331,330	4,134,194

Income before the following items and taxes	4,652,970	3,875,146	2,432,323
Government grant income - Note 3	33,251	320,783	465,528
Interest income	8,698	7,986	5,628
Other income	36,046	39,368	7,401
Finance costs - Note 4	(226,236)	(102,824)	(93,084)

Income before income taxes and minority interests	4,504,729	4,140,459	2,817,796
Income taxes - Note 5	(7,010)	(250,415)	(665,401)

Income before minority interests	4,497,719	3,890,044	2,152,395
Minority interests	(1,617)	(9,162)	(2,465)

Net income	$4,496,102	$3,880,882	$2,149,930

Earnings per share: basic and diluted - Note 6	$44,961.02	$38,808.82	$21,499.30

Weighted average number of shares outstanding:
basic and diluted - Note 6	100	100	100

See Notes to Consolidated Financial Statements

Powersmart Holdings Limited

Consolidated Balance Sheets

(Stated in US Dollars)

	As of December 31,
	2006	2005	2004
ASSETS
Current assets
Cash and cash equivalents	$426,099	$1,420,344	$269,275
Restricted cash - Note 7	192,300	-	-
Trade receivables - Note 8	14,103,129	11,873,660	9,857,058
Bills receivable	238,452	662,161	369,626
Other receivables and prepayments - Note 9	1,067,334	193,269	1,532,673
Advances to staff	655,095	272,640	571,186
Inventories - Note 10	6,416,703	2,781,771	2,502,324
Deferred taxes - Note 5	13,561	-	330

Total current assets	23,112,673	17,203,845	15,102,472
Intangible assets - unpatented technology - Note 11	319,753	-	-
Deposit for acquisition of property, plant and
equipment	-	-	107,665
Deposit for acquisition of land use right	-	-	60,500
Property, plant and equipment, net - Note 12	6,640,189	3,544,450	3,545,331
Land use right - Note 13	871,738	861,148	181,648

TOTAL ASSETS	$30,944,353	$21,609,443	$18,997,616

Powersmart Holdings Limited

Consolidated Balance Sheets (Cont’d)

(Stated in US Dollars)

	As of December 31,
	2006	2005	2004
LIABILITIES AND STOCKHOLDER’S EQUITY

LIABILITIES
Current liabilities
Trade payables - Note 7	$4,661,178	$2,651,289	$2,882,958
Bills payable - Note 7	192,300	-	-
Other payables and accrued expenses - Note 14	3,164,381	2,644,607	2,045,711
Income tax payable	217	-	209,876
Amounts due to related parties - Note 15	-	-	399,300
Non-interest-bearing loans - Note 16	1,698,846	837,330	2,231,910
Secured short-term bank loans - Note 17	1,923,000	1,240,000	1,210,000
Deferred tax liabilities - Note 5	12,967	14,456	-

Total current liabilities	11,652,889	7,387,682	8,979,755

MINORITY INTERESTS	142,782	125,382	113,278

COMMITMENTS AND CONTINGENCIES - Note 22

STOCKHOLDER’S EQUITY
Common stock: par value $1 per share
Authorized 50,000 shares in 2006, 2005 and
2004; issued and outstanding 100 shares
in 2006, 2005 and 2004 - Note 18	100	100	100
Additional paid-in capital	6,050,014	6,050,014	6,050,014
Statutory and other reserves - Note 19	6,212,239	5,705,454	4,748,365
Accumulated other comprehensive income
- Note 20	867,757	311,556	642
Retained earnings (accumulated losses)	6,018,572	2,029,255	(894,538)

TOTAL STOCKHOLDER’S EQUITY	19,148,682	14,096,379	9,904,583

TOTAL LIABILITIES AND STOCKHOLDER’S
EQUITY	$30,944,353	$21,609,443	$18,997,616

See Notes to Consolidated Financial Statements

Powersmart Holdings Limited

Consolidated Statements of Cash Flows

(Stated in US Dollars)

	Year ended December 31,
	2006	2005	2004
Cash flows from operating activities
Net income	$4,496,102	$3,880,882	$2,149,930
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	389,314	324,095	321,028
Amortization of land use right	22,195	6,840	4,667
Deferred taxes	(15,221)	14,581	1,391
Minority interests	1,617	9,162	2,465
Gain on disposal of property, plant and
equipment	(28,085)	(4,338)	(8,305)
(Recovery of) provision for doubtful debts	(58,259)	(6,788)	135,906
(Recovery of) provision for obsolete inventories	(23,306)	43,210	-
Changes in operating assets and liabilities:
Restricted cash	(188,355)	-	-
Trade receivables	(1,663,523)	(1,766,537)	(1,642,901)
Bills receivable	436,984	(279,302)	(207,951)
Other receivables and prepayments	(963,540)	1,582,662	(635,097)
Advances to staff	(319,774)	87,156	91,932
Inventories	(3,444,767)	(257,495)	(540,639)
Other payables and accrued expenses	(70,464)	562,893	(610,283)
Trade payables	1,880,697	(298,795)	1,059,169
Bills payable	188,355	-	-
Income tax payable	212	(211,992)	218,345

Net cash flows provided by operating activities	640,182	3,686,234	339,657

Cash flows from investing activities
Payments to acquire unpatented technology	(320,500)	-	-
Payments to acquire and for deposit for
acquisition of property, plant and equipment	(2,818,712)	(127,837)	(599,999)
Proceeds from disposal of property, plant and
equipment	34,682	4,338	8,305
Payments to acquire and for deposit for
land use right	-	(610,981)	(60,505)

Net cash flows used in investing activities	$(3,104,530)	$(734,480)	$(652,199)

Powersmart Holdings Limited
Consolidated Statements of Cash Flows (Cont’d)
(Stated in US Dollars)

	Year ended December 31,
	2006	2005	2004
Cash flows from financing activities
Repayments to related parties	$-	$(403,326)	$-
Proceeds from bank loans	1,883,550	1,222,200	1,210,100
Repayment of bank loans	(1,255,700)	(1,222,200)	(726,060)
Proceeds from non-interest-bearing loans	1,297,307	672,210	738,787
Repayment of non-interest-bearing loans	(481,244)	(2,101,313)	(915,272)
Proceeds from issuance of shares	-	-	200
Contribution from a stockholder for acquiring shares
of Refractories, Furnace and Sanwei - Note 3	-	7,133,700	--
Distribution to stockholders in connection
with acquisition of shares of Refractories,
Furnace and Sanwei - Note 3	-	(7,133,700)	--

Net cash flows provided by (used in) financing
activities	1,443,913	(1,832,429)	307,755

Effect of foreign currency translation on cash and
cash equivalents	26,190	31,744	-

Net (decrease) increase in cash and cash equivalents	(994,245)	1,151,069	(4,787)

Cash and cash equivalents - beginning of period	1,420,344	269,275	274,062

Cash and cash equivalents - end of period	$426,099	$1,420,344	$269,275

Supplemental disclosures for cash flow information:
Cash paid for:
Interest	$219,631	$91,515	$66,714
Income taxes	22,018	447,826	445,664

Non-cash investing activities

Acquisition of construction activities under
other payables and accrued expenses	$491,837	$-	$-

See Notes to Consolidated Financial Statements

Powersmart Holdings Limited

Consolidated Statements of Stockholder’s Equity

(Stated in US Dollars)

					Accumulated
				Statutory	other	(Accumulated
			Additional	and other	comprehensive	losses)
	Common stock		paid-in	reserves	income	retained
	No. of shares	Amount	capital	(Note 19)	(Note 20)	earnings	Total

Balance, January 1, 2004	100	$100	$6,049,814	$3,336,303	$-	$(1,632,406)	$7,753,811
Issuance of shares in connection with the
reorganization - Notes 1 and 3	-	-	200	-	-	-	200
Comprehensive income
Net income	-	-	-	-	-	2,149,930	2,149,930
Foreign currency translation adjustments	-	-	-	-	642	-	642
Total comprehensive income							2,150,572
Appropriation to reserves	-	-	-	1,412,062	-	(1,412,062)	-

Balance, December 31, 2004	100	100	6,050,014	4,748,365	642	(894,538)	9,904,583
Comprehensive income
Net income	-	-	-	-	-	3,880,882	3,880,882
Foreign currency translation adjustments	-	-	-	-	310,914	-	310,914
Total comprehensive income							4,191,796
Appropriation to reserves	-	-	-	957,089	-	(957,089)	-

Balance, December 31, 2005	100	100	6,050,014	5,705,454	311,556	2,029,255	14,096,379
Comprehensive income
Net income	-	-	-	-	-	4,496,102	4,496,102
Foreign currency translation adjustments	-	-	-	-	556,201	-	556,201
Total comprehensive income							5,052,303
Appropriation to reserves	-	-	-	506,785	-	(506,785)	-

Balance, December 31, 2006	100	$100	$6,050,014	$6,212,239	$867,757	$6,018,572	$19,148,682

See Notes to Consolidated Financial Statements

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

1.

Corporate information and reorganization

Powersmart Holdings Limited (“Powersmart” or the “Company”) was incorporated on November 3, 2004 in the British Virgin Islands (the “BVI”) with authorized common stock of $50,000 divided into 50,000 ordinary shares of $1 each.  On November 20, 2004, 100 ordinary shares of $1 each were issued at par for cash to Mr. Shunqing Zhang who is also a sole director of the Company.  During the reporting periods, it acted as an investment holding company only and did not have any other activities.  Currently the Company has four subsidiaries with details as below :-

COMPANY NAME	Place/date of incorporation or establishment	The Company’s effective ownership interest	Common stock/ registered capital	Principal activities

Henan Gengsheng Refractories Co., Ltd. (“Refractories”)	The People’s Republic of China (“PRC”)/ December 20, 1996	100% directly held by the Company	Registered capital of $6,049,879 fully paid up with share premium of $35	Manufacturing and selling of monolithic refractory products

Henan Gengsheng High-Temperature Materials Co., Ltd. (“High-Temperature”)	PRC/ September 4, 2002	89.33% indirectly held through Refractories	Registered capital of $363,000 fully paid up	Manufacturing and selling of functional ceramic products

Smarthigh Holdings Limited (“Smarthigh”)	BVI/ November 5, 2004	100% directly held by the Company	Ordinary shares :- Authorized: 50,000 shares of $1 each Paid up: 100 shares of $1 each	Investment holding

ZhengZhou Duesail Fracture Proppant Co., Ltd. (“Duesail”)	PRC/ August 14, 2006	100% indirectly held through Smarthigh	Registered capital of $2,000,000 of which $934,822 paid up	Manufacturing and selling of fracture proppant products

During the reporting periods, the Company and its subsidiaries have undergone a series of reorganization in order to rationalize the existing group structure and details are set out in note 3.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

2.

Description of business

The Company is a holding company whose primary business operations are conducted through its subsidiaries located in the Henan Province of the PRC.  Through its operating subsidiaries, the Company produces and markets a broad range of monolithic refractory, functional ceramic and fracture proppant products.

The principal raw materials used in the products are several forms of aluminum oxide, including bauxite, processed Al2O3 and calcium aluminate cement, and other materials, such as corundum, magnesia, resin and silica, which are primary sourced from suppliers located in the PRC.  The production facilities of the Company are located in Henan Province of the PRC.

The monolithic refractory products allow steel makers and other customers to improve the productivity and longevity of their equipment and machinery.  The functional ceramic products mainly include abrasive balls and tiles, valves, electronic ceramics and structural ceramics.  Due to their heat-resistant qualities and ability to function under thermal stress, they serve as components in industrial furnaces and other heavy industrial machinery.  Customers include some of the largest steel and iron producers located in approximately 25 provinces in the PRC as well as in other countries in Asia, Europe and the United States.

3.

Summary of significant accounting policies

Reorganization and basis of presentation

As mentioned in note 1, the Company and its subsidiaries have undergone a series of reorganization during the reporting periods to rationalize the group structure and for the potential fund raising exercise.

In the fiscal years 2004 and 2005, the companies comprising the group included Powersmart, Refractories, Gongyi Gengsheng Refractories Co., Ltd. (“Furnace”), Gongyi Sanwei Refractories Co., Ltd. (“Sanwei”), High-Temperature and Smarthigh.  Furnace was established in the PRC in July 1995 whilst Sanwei was established in the PRC in December 1985.  Both Furnace and Sanwei were principally engaged in manufacturing and selling of monolithic refractory products.

Mr. Shunqing Zhang is a sole stockholder of both Powersmart and Smarthigh since their incorporation in November 2004.  Regarding the equity interests of Refractories, Furnace and Sanwei, Mr. Shunqing Zhang was a substantial stockholder holding 91% registered capital each of these three companies whilst the other 9 individuals owned the remaining 9% of these companies in an equal proportion (that is each individual held 1%) before the reorganization as detailed in the following paragraph.

Since the dates of establishment, all Refractories, High-Temperature, Furnace and Sanwei were domestic enterprises in the PRC.  As a first step in the restructuring, Powersmart was formed to acquire the entire equity interests of Refractories, Furnace and Sanwei at an aggregate consideration of $7,133,700 on December 3, 2004 such that all these three companies became its wholly-owned subsidiaries.  Such $7,133,700 was funded by Mr. Shunqung Zhang to Powersmart for acquiring these three companies and paid to their then stockholders including $6,491,700 to Mr. Shunqing Zhang himself and $642,000 to the 9 individuals.  Since then these 9 individuals did not hold any equity interest in these three companies.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

3.

Summary of significant accounting policies (Cont’d)

Reorganization and basis of presentation (cont’d)

Since Powersmart became their immediate holding company, they are qualified as wholly owned foreign enterprises (“WOFEs”) which are entitled to certain tax benefits (Note 5).  Following the change of legal form of Refractories from a domestic enterprise to a WOFE, its 89.33% owned subsidiary, High-Temperature, also became a Sino-foreign equity joint venture.

On May 20, 2005, both Furnace and Sanwei were combined into Refractories pursuant to a combination agreement (the “Combination Agreement”).  According to this Combination Agreement, all assets, liabilities, operations and resources of Furnace and Sanwei were undertaken by Refractories.  Upon the successful completion of the combination amongst these three companies, Furnace and Sanwei dissolved in December 2005.

In the fiscal year 2006, the companies comprising the group included Powersmart, Refractories, High-Temperature, Smarthigh and Duesail.  Duesail was established as a WOFE by Smarthigh on August 14, 2006.

On January 31, 2007, Powersmart acquired 100% common stock of Smarthigh from Mr. Shunqing Zhang at nil consideration and thereafter Smarthigh becomes a wholly owned subsidiary of Powersmart and the whole series of reorganization completed.

As the controlling stockholder, Mr. Shunqing Zhang, of Powersmart, Refractories, Furnace, Sanwei, High-Temperature, Smarthigh and Duesail before and after the aforesaid series of reorganization is the same, such reorganization has been accounted for as a recapitalization of Powersmart whereby the historical financial statements and operations of Refractories, Furnace, Sanwei, High-Temperature, Smarthigh and Duesail become the historical financial statements of Powersmart, with no adjustment to the carrying value of their assets and liabilities.

In addition, these consolidated financial statements reflect the recapitalization of the stockholder’s equity as if such reorganization occurred as of the beginning of the first period presented.  As such Powersmart’s common stock representing the issued 100 ordinary shares of $1 each is deemed the opening common stock of the Company since January 1, 2004.

Basis of consolidation

The accompanying consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America.

The consolidated financial statements include the accounts of the Company and its subsidiaries.  All significant inter-company accounts and transactions have been eliminated in consolidation.

Minority interests

Minority interests resulted from the consolidation of a 89.33% owned subsidiary, High-Temperature.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

3.

Summary of significant accounting policies (Cont’d)

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods.  These accounts and estimates include, but are not limited to, the valuation of accounts receivable, other receivable, inventories, deferred income taxes and the estimation on useful lives of property, plant and equipment.  Actual results could differ from those estimates.

Concentrations of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade, bills and other receivables.  As of December 31, 2006, 2005 and 2004, substantially all of the Company’s cash and cash equivalents and restricted cash were held by major financial institutions located in the PRC, which management believes are of high credit quality.  With respect to trade and bills receivables, the Company extends credit based on an evaluation of the customer’s financial condition.  The Company generally does not require collateral for trade and other receivables and maintains an allowance for doubtful accounts of trade and other receivables.

Regarding bills receivable, they are undertaken by the banks to honor the payments at maturity and the customers are required to place deposits with the banks equivalent to certain percentage of the bills amount as collateral.  These bills receivable can be sold to any third party at a discount before maturity.  The Company does not maintain allowance for bills receivable in the absence of bad debt experience and the payments are undertaken by the banks.

During the reporting periods, customers representing 10% or more of the Company’s consolidated sales are :-

	Year ended December 31,
	2006	2005	2004

Shijiazhuang Steel and Iron Co., Ltd.	$1,309,367	$1,226,279	$2,277,096
Rizhao Steel Co., Ltd.	4,553,646	3,365,143	1,392,670

	$5,863,013	$4,591,422	$3,669,766

Cash and cash equivalents

Cash and cash equivalents include all cash, deposits in banks and other highly liquid investments with initial maturities of three months or less to be cash equivalents.  As of December 31, 2006, 2005 and 2004, almost all the cash and cash equivalents were denominated in Renminbi (“RMB”) and were placed with banks in the PRC.  They are not freely convertible into foreign currencies and the remittance of these funds out of the PRC is subject to exchange control restrictions imposed by the PRC government.  The remaining insignificant balance of cash and cash equivalents were denominated in Hong Kong dollars.

Restricted Cash

Deposits in banks pledged as securities for bills payable (note 7) that are restricted in use are classified as restricted cash under current assets.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

3.

Summary of significant accounting policies (Cont’d)

Allowance of doubtful accounts

The Company establishes an allowance for doubtful accounts based on management’s assessment of the collectibility of trade receivables.  A considerable amount of judgment is required in assessing the amount of the allowance, the Company considers the historical level of credit losses and applies percentages to aged receivable categories.  The Company makes judgments about the creditworthiness of each customer based on ongoing credit evaluations, and monitors current economic trends that might impact the level of credit losses in the future.  If the financial condition of the customers were to deteriorate, resulting in their inability to make payments, a larger allowance may be required.

Based on the above assessment, during the reporting periods, the management establishes the general provisioning policy to make allowance equivalent to 1% of gross amount of trade receivables due below 1 year, 5% of gross amount of trade receivables due from 1 to 2 years, 40% of gross amount of trade receivables due from 2 to 3 years and 70% of gross amount of trade receivables due over 3 years.  Additional specific provision is made against trade receivables to the extent which they are considered to be doubtful.

Bad debts are written off when identified.  The Company does not accrue interest on trade accounts receivable.

Historically, losses from uncollectible accounts have not significantly deviated from the general allowance estimated by the management and no significant additional bad debts have been written off directly to the profit and loss.  This general provisioning policy has not changed in the past since establishment and the management considers that the aforementioned general provisioning policy is adequate and not too excessive and does not expect to change this established policy in the near future.

Inventories

Inventories are stated at the lower of cost or market.  Cost is determined on a weighted average basis and includes all expenditures incurred in bringing the goods to the point of sale and putting them in a saleable condition.  In case of manufacturing inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity.  In assessing the ultimate realization of inventories, the management makes judgments as to future demand requirements compared to current or committed inventory levels.  Our reserve requirements generally increase as our projected demand requirements; decrease due to market conditions, product life cycle changes.  The Company estimates the demand requirements based on market conditions, forecasts prepared by its customers, sales contracts and orders in hand.

In addition, the Company estimates net realizable value based on intended use, current market value and inventory ageing analyses.  The Company writes down the inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventories and the estimated market value based upon assumptions about future demand and market conditions.

Based on the above assessment, the Company establishes a general policy to make a 50% provision for inventories aged over 1 year.

Historically, the actual net realizable value is close to the management estimation.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

3.

Summary of significant accounting policies (Cont’d)

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation.  Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use.

Depreciation is provided on straight-line basis over their estimated useful lives.  The principal depreciation rates are as follows :-

	Annual rate	Residual value

Buildings	5-7%	3-10%
Plant and machinery	9-39%	3-10%
Furniture, fixtures and equipment	9-20%	3-10%
Motor vehicles	9-18%	3-10%

Maintenance or repairs are charged to expense as incurred.  Upon sale or disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to income.

Intangible assets

The Company accounts for goodwill and intangible assets in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” The provisions of SFAS No. 142 (i) prohibit the amortization of goodwill and indefinite-lived intangible assets, (ii) require that goodwill and indefinite-lived intangible assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value may be impaired), and (iii) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill.

The intangible asset of the Company is an unpatented technology. Unpatented technology is determined to have an indefinite useful life pursuant to the purchase contract as detailed in note 11. It is not subject to amortization until its useful life is determined to be no longer indefinite.

Unpatented technology is stated at cost of purchase less any identified impairment losses in the annual impairment test.

Land use right

Land use right is stated at cost less accumulated amortization.  Amortization is provided using the straight-line method over the terms of the lease of 39 to 50 years obtained from the relevant PRC land authority.

Impairment of long-lived assets

Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  The Company recognizes impairment of long-lived assets in the event that the net book values of such assets exceed the future undiscounted cashflows attributable to such assets.  During the reporting periods, the Company has not identified any indicators that would require testing for impairment.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

3.

Summary of significant accounting policies (Cont’d)

Government grant

A government grant is mainly related to the employment of the handicapped by the Company.  The Company is entitled to such grant when it hires the required number of handicapped staff in addition to the Tax Concession as detailed in note 5 according to the relevant PRC rules.  Government grant is recognized in the consolidated statements of operations when the relevant performance criteria are met.

Revenue recognition

Revenue from sales of the Company’s products is recognized when the significant risks and rewards of ownership have been transferred to the buyer at the time when the products are delivered to and accepted by its customers, the sales price is fixed or determinable and collection is reasonably assured.

Advertising, shipping and handling costs, research and development expenses

Advertising, shipping and handling costs and other product-related costs are charged to expense as incurred.

Research and development include cost of raw material consumed, testing expenses and other costs incurred for research and development of potential new products.  They are expensed when incurred.

Advertising expenses amounting to $136,525, $12,968 and $17,331 for three years ended December 31, 2006, 2005 and 2004 respectively are included in selling expenses.

Shipping and handling costs amounting to $1,997,330, $1,507,040 and $1,146,075 for three years ended December 31, 2006, 2005 and 2004 respectively are included in selling expenses.

Research and development costs amounting to $11,596, $14,214 and $10,752 for three years ended December 31, 2006, 2005 and 2004 respectively are included in general and administrative expenses.

Warranty

The Company maintains a policy of providing after sales support for certain products by way of a warranty program.  As such these products are guaranteed for usage over a pre-agreed period of time of service life or a pre-determined number of heating times.  Further, the relevant customers are allowed to defer the settlement of certain percentage (normally 10%) of the billed amount for certain period of time (normally one year) after acceptance of the Company’s products under the warranty program.  As at December 31, 2006, 2005 and 2004, such receivables amounted to $267,207, $227,446 and $150,004 respectively and are included in trade receivables.

Since such products were well developed and highly mature, the Company did not encounter any significant claims from such customers based on past experience.  During the years ended December 31, 2006, 2005 and 2004, such warranty expenses amounted to approximately $77,000, $51,000 and $74,000 respectively and are included in the cost of sales.  Accordingly the Company did not maintain a warranty reserve in view of its immateriality to the Company’s operation during the reporting periods.  However, the Company will periodically assess the estimation of its warranty liability and recognize the reserve when necessary based on the actual experience.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

3.

Summary of significant accounting policies (Cont’d)

Cost of sales

Cost of sales consists primarily of material costs, inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, wages, employee compensation, depreciation and related costs, which are directly attributable to the production of products. Write-down of inventory to lower of cost or market is also recorded in cost of sales.

Selling expenses

Selling expenses are mainly consists of advertising, commission, entertainment, salaries, shipping and handling costs and traveling expense which are incurred during the selling activities.

General and administrative expenses

General and administrative expenses consist of rent paid, office expenses, staff welfare, consumables, labor protection and salaries and wage which are incurred at the administrative level and exchange difference.

Stock-based compensation

During the reporting periods, the Company did not make any stock-based compensation payments.

Income taxes

The Company uses the asset and liability method of accounting for income taxes pursuant to SFAS No. 109 “Accounting for Income Taxes”.  Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Comprehensive income

The Company has adopted SFAS 130, “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances.  Components of comprehensive income (loss) include net income and foreign currency translation adjustments.

Foreign currency translation

The functional currency of the Company is the Renminbi (“RMB”) and RMB is not freely convertible into foreign currencies.  The Company maintains its financial statements in the functional currency.  Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet date.  Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchanges rates prevailing at the dates of the transaction.  Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective periods.

The exchange gains (losses) amounted to ($37,611), ($23,256) and $1,545 for the three years ended December 31, 2006, 2005 and 2004 respectively. They are included in general and administrative expenses.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

3.

Summary of significant accounting policies (Cont’d)

Foreign currency translation (cont’d)

For financial reporting purposes, the financial statements of the Company which are prepared using the functional currency have been translated into United States dollars.  Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and stockholder’s equity is translated at historical exchange rates.  Any translation adjustments resulting are not included in determining net income but are included in foreign exchange adjustment to other comprehensive income, a component of stockholder’s equity.  The exchange rates in effect at December 31, 2006, 2005 and 2004 were RMB1 for $0.1282, $0.1240 and $0.1210 respectively.  The average exchange rates for the years end December 31, 2006, 2005 and 2004 were RMB1 for $0.1256, $0.1222 and $0.1210 respectively.  There is no significant fluctuation in exchange rate for the conversion of RMB to US dollars after the balance sheet date.

Basic and diluted earnings per share

The Company reports basic earnings per share in accordance with SFAS No. 128, “Earnings Per Share”.  Basic earnings per share is computed using the weighted average number of shares outstanding during the periods presented.  The weighted average number of shares of the Company represents the common stock outstanding during the reporting periods.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Off-balance sheet arrangements

Apart from the guarantee given by the Company to a third party as disclosed in note 22(b), the Company does not have any off-balance sheet arrangements.

Fair value of financial instruments

The carrying values of the Company’s financial instruments, including cash and cash equivalents, restricted cash, trade receivables, bills receivable, other receivable and prepayments, trade payables, bills payable, other payables and accrued expenses, amounts due to related parties and non-interest-bearing loans approximate their fair values due to the short-term maturity of such instruments.  The carrying amounts of secured short-term bank loans approximate their fair values because the applicable interest rates approximate current market rates.

It is management’s opinion that the Company is not exposed to significant price or credit risks arising from these financial instruments.

In respect of foreign currency risk, the Company is exposed to this risk arising from export sales transactions and recognized trade receivables as they will affect the future operating results of the Company.  The Company did not have any hedging transactions during the reporting years.

The Company is also exposed to interest rate risk arising from bank borrowings.  The changes in market interest rates may affect the operating results of the Company.  The Company did not have any hedging transactions during the reporting years.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

3.

Summary of significant accounting policies (Cont’d)

Recently issued accounting pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments: and amendment of FASB Statements No. 133 and 140”.  SFAS No. 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis.  SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140.  SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006.  Earlier adoption is permitted, provided the Company has not yet issued financial statements, including for interim periods, for that fiscal year.  The Company does not expect the adoption of SFAS No. 155 to have a material impact on its financial statements, as it currently has no financial instruments within the scope of SFAS No. 155.

In March 2006, the FASB released SFAS No. 156 “Accounting for Servicing of Financial Assets: an amendment of FASB Statement No. 140” to simplify accounting for separately recognized servicing assets and servicing liabilities.  SFAS No. 156 permits an entity to choose either the amortization method or the fair value measurement method for measuring each class of separately recognized servicing assets and servicing liabilities after they have been initially measured at fair value.  SFAS No. 156 applies to all separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity’s fiscal year that begins after September 15, 2006.  The Company does not anticipate the adoption of SFAS No. 156 will have a material impact on its financial statements.

In July 2006, the FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes”.  This interpretation requires that we recognize in our financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position.  The provisions of FIN 48 are effective as of the beginning of our 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings.  The Company is currently evaluating the effect of FIN 48 on its financial statements.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurement” (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  This Statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year.  The provisions of this statement should be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except in some circumstances where the statement shall be applied retrospectively.  The Company is currently evaluating the effect, if any, of SFAS 157 on its financial statements.

In September 2006, the FASB released SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans: an amendment of FASB Statements No. 87, 88, 106, and 132(R)” which requires an employer to recognize the over funded or under funded status of defined benefit and other postretirement plans as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through an adjustment to comprehensive income.  This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.  The Company is currently evaluating the impact of adopting SFAS No. 158 on its financial statements.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

4.

Finance costs

	Year ended December 31,
	2006	2005	2004

Interest expenses	$123,955	$46,182	$61,832
Bills discounting charges	102,281	56,642	31,252

	$226,236	$102,824	$93,084

5.

Income taxes

BVI

The Company and Smarthigh were incorporated in the BVI and, under the current laws of the BVI, are not subject to income taxes.

PRC

In the fiscal year 2004, being a domestic enterprise in the PRC, Refractories was subject to enterprise income tax at 33%, in which 30% for national tax and 3% for local tax, of the assessable profits as reported in the statutory financial statements prepared under China Accounting regulations.  Following the change of legal from of Refractories from a domestic enterprise to a WOFE as detailed in note 3, Refractories is subject to a preferential enterprise income tax rate at 30%.  Further, according to the PRC tax laws and regulations, Refractories being a WOFE is entitled to, starting from the first profitable year, a two-year exemption from enterprise income tax followed by a three-year 50% reduction in its enterprise income tax rate (“Tax Holiday”).  As such, after the application by Refractories and approval by the relevant tax authority, Refractories was exempted from enterprise income tax for the fiscal years 2005 and 2006.  For the following three fiscal years from 2007 to 2009, Refractories will be subject to enterprise income tax at rate of 15%.

As no applications have been made by Furnace and Sanwei regarding the Tax Holiday after the change of their legal form from domestic enterprises to WOFEs, both Furnace and Sanwei were subject to enterprise income tax at 33% in both fiscal years 2004 and 2005.  However, Furnace was entitled to a special tax concession (“Tax Concession”) because it employed the required number of handicapped staff according to the relevant PRC tax rules.  In particular this Tax Concession exempted Furnace from paying enterprise income tax.  However these tax savings can only be used for future development of its production facilities or welfare matters.  Accordingly, they were set aside and taken to special reserve (note 18) which are not available for distribution.

High-Temperature, being engaged in advanced technology industry and has passed the inspection of the provincial high-tech item, was granted a preferential enterprise income tax rate of 15% for two years upon the issuance of certificate by the relevant government authority.  High-Temperature has received such certificates in 2004 and 2006.  Accordingly, High-Temperature was subject to preferential tax rate of 15% for the fiscal years 2004, 2005 and 2006.

Duesail, being a WOFE, is subject to a preferential enterprise income tax rate at 30% and entitled to Tax Holiday upon application.  To date Duesail has not yet applied such Tax Holiday since no assessable profit was generated by Duesail since its establishment in August 25, 2006.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

5.

Income taxes (Cont’d)

The components of the provision (benefit) for income taxes from continuing operations are :-

	Year ended December 31,
	2006	2005	2004

Current taxes - PRC	$22,231	$235,834	$664,010
Deferred taxes - PRC	(15,221)	14,581	1,391

	$7,010	$250,415	$665,401

The effective income tax expenses differs from the PRC statutory income tax rate from continuing operations in the PRC as follows :-

	Year ended December 31,
	2006	2005	2004
Provision for income taxes at statutory
income tax rate - 30% in 2006 and 2005,
2004: 33%	$1,351,418	$1,242,138	$929,873
Non-deductible items for tax	135,682	461,002	228,950
Income not subject to tax	(945)	(59)	(121,092)
Tax Holiday	(1,458,005)	(1,064,884)	-
Tax Concession	-	(400,545)	(606,322)
Tax rate differential	(21,140)	12,763	233,992

	$7,010	$250,415	$665,401

Deferred tax assets (liabilities) as of December 31, 2006, 2005 and 2004 are composed of the following :-

	As of December 31,
	2006	2005	2004
PRC :-
Current deferred tax assets:
Temporary differences in recognizing
net income for financial reporting
purposes and for tax purposes	$(54,554)	$-	$(3,034)
Allowance for doubtful debts	68,115	-	-
Prepayments	-	-	3,364

	$13,561	$-	$330
Current deferred tax (liabilities):
Temporary differences in recognizing
net income for financial reporting
purposes and for tax purposes	$(13,939)	$(16,650)	$-
Prepayments	972	2,194	-

	$(12,967)	$(14,456)	$-

6.

Earnings per share

During the reporting periods, the Company had no dilutive instruments.  Accordingly, the basic and diluted earnings per share are the same.

The per share data relects the recapitalization of stockholder’s equity as if the reorganization occurred as of the beginning of the first period presented.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

7.

Restricted cash, bills and trade payables

	As of December 31,
	2006	2005	2004
Bank deposits held as collateral for bills
payable	$192,300	$-	$-

When the Company intends or is requested to settle its suppliers by issuance of bills, it is required to place deposits with banks equal to 100% of the bills amount at the time of issuance.  These deposits will be used to settle the bills at maturity.

The Company is requested by certain of its suppliers to settle by issuance of bills for which the banks add their undertakings to guarantee their settlement at maturity.  These bills are interest-free with maturity of six months from date of issuance.  As security for the banks’ undertakings, the Company is required to deposit with such banks equal to 100% of the bills amount at the time of issuance and pay bank charges.

Trade payables represent trade creditors on open account.  They are interest-free and unsecured.  The normal credit term given by these suppliers to the Company ranges from one to three months.

8.

Trade receivables

	As of December 31,
	2006	2005	2004

Accounts receivable	$14,672,736	$12,549,314	$10,496,798
Provision for doubtful debts - Note 8a	(569,607)	(675,654)	(639,740)

	$14,103,129	$11,873,660	$9,857,058

Note :-

a.

During the years ended December 31, 2006, 2005 and 2004, (recovery of) provision for doubtful debts amounting to $(126,287), $19,765 and $103,812 was recognized.

9.

Other receivables and prepayments

	As of December 31,
	2006	2005	2004

Loans to third parties - Note 9a	$265,336	$189,732	$160,942
Value added tax and other tax recoverables	32,363	-	-
Government grant receivable - Note 3	-	-	867,492
Prepayments	694,033	112,725	590,161
Other receivables	248,969	56,984	52,030

	1,240,701	359,441	1,670,625
Provision for doubtful debts - Note 9b	(173,367)	(166,172)	(137,952)

	$1,067,334	$193,269	$1,532,673

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

9.

Other receivables and prepayments (Cont’d)

Notes :-

a.

The amounts are interest-free, unsecured and repayable on demand.

b.

During the years ended December 31, 2006, 2005 and 2004, (recovery of) provision for doubtful debts amounting to $68,028, $(26,553) and $32,094 was recognized.

10.

Inventories

	As of December 31,
	2006	2005	2004

Raw materials	$2,140,608	$1,383,047	$1,255,914
Work-in-progress	294,650	89,175	28,940
Finished goods	4,002,975	1,353,388	1,217,470

	6,438,233	2,825,610	2,502,324
Provision for obsolete inventories	(21,530)	(43,839)	-

	$6,416,703	$2,781,771	$2,502,324

During the years ended December 31, 2006, 2005 and 2004, (recovery of) provision for obsolete inventories amounting to $(23,306), $43,210 and $nil was recognized in the cost of sales.

11.

Intangible asset - unpatented technology

Refractories entered into a contract with an independent third party to purchase a technical unpatented technology in relation to the production of mortar at a cash consideration of $320,500. This consideration was mutually agreed between Refractories and such third party and this unpatented technology can be used for an unlimited period of time.

Since its acquisition, no indicator of impairment was identified and accordingly it is stated at cost.

Refractories entered into a contract with an independent third party to purchase a technical know-how in relation to refractory for hot blast stove at a cash consideration of $320,500.  This consideration was mutually agreed between Refractories and such third party and this know-how can be used for an unlimited period of time.

Since its acquisition, no indicator of impairment was identified and accordingly it is stated at cost.

12.

Property, plant and equipment

	As of December 31,
	2006	2005	2004
Costs:
Buildings	$5,492,945	$3,250,608	$3,060,490
Plant and machinery	1,947,898	993,243	860,447
Furniture, fixtures and equipment	193,303	127,519	75,977
Motor vehicles	615,182	405,875	395,938

	8,249,328	4,777,245	4,392,852
Accumulated depreciation	(1,613,907)	(1,232,795)	(847,521)
Construction in progress	4,768	-	-

Net	$6,640,189	$3,544,450	$3,545,331

As of December 31, 2006, buildings with net book value of $799,688 were pledged as collateral under certain loan arrangements (see note 17).  No property, plant and equipment was pledged as of December 31, 2005 and 2004.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

12.

Property, plant and equipment (Cont’d)

During the reporting periods, depreciation is included in :-

	Year ended December 31,
	2006	2005	2004

Cost of sales and overheads of inventories	$253,695	$201,828	$224,412
Other	135,619	122,267	96,616

	$389,314	$324,095	$321,028

During the years ended December 31, 2006, 2005 and 2004, property, plant and equipment with carrying amounts of $6,597, $nil and $nil were disposed of at considerations of $34,682, $4,338 and $8,305 resulting in gain of $28,085, $4,338 and $8,305 respectively.

13.

Land use right

	As of December 31,
	2006	2005	2004

Right to use land	$905,330	$875,669	$189,102
Accumulated amortization	(33,592)	(14,521)	(7,454)

	$871,738	$861,148	$181,648

The Company obtained the right from the relevant PRC land authority for periods ranging from 39 to 50 years to use the lands on which the office premises, production facilities and warehouses of the Company are situated.

During the three years ended December 31, 2006, 2005 and 2004, amortization amounted to $22,195, $6,840 and $4,667 respectively.

As of December 31, 2006, land use right with net book value of $149,747 were pledged to secure certain bank loans (note 17).  No land use right was pledged as of December 31, 2005 and 2004.

The estimated aggregate amortization expenses for land use right for the five succeeding years is as follows :-

Year

2007	$18,580
2008	18,580
2009	18,580
2010	18,580
2011	18,580

$92,900

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

14.

Other payables and accrued expenses

	As of December 31,
	2006	2005	2004

Accrued audit fee	$148,712	$95,480	$45,980
Other accrued expenses	379,096	258,674	93,944
Value added tax and other tax payables	467,971	435,251	290,306
Interest payable	-	95,676	141,009
Sales receipts in advance	469,673	420,574	360,316
Salaries payable	383,597	245,149	152,930
Staff welfare payable - Note 14a	213,618	228,719	235,196
Interest-bearing loan - Note 14b	192,300	186,000	251,418
Construction costs payable	502,139	-	-
Freight charges payable	64,239	38,727	162,252
Sales commission payable	-	333,498	-
Other payables	343,036	306,859	312,360

	$3,164,381	$2,644,607	$2,045,711

Notes :-

a.

Staff welfare payable represents accrued staff medical, industry injury claims, labor and unemployment insurances.  All of which are third parties insurance and the insurance premiums are based on certain percentage of salaries.  The obligations of the Company are limited to those premiums contributed by the Company.

b.

Interest-bearing loan is advanced from a third party, unsecured, bears interest at 5% to 7.56% per annum and repayable within one year.

15.

Amounts due to related parties

The amounts represented advances from sons and wife of Mr. Shunqing Zhang and were interest-free, unsecured and repayable on demand.

16.

Non-interest-bearing loans

The loans represent interest-free and unsecured loans from third parties and are repayable on demand.

17.

Secured bank loans

	As of December 31,
	2006	2005	2004

Bank loans repayable within 1 year	$1,923,000	$1,240,000	$1,210,000

All the bank loans are denominated in RMB and carry interest rates ranging from 4,875% to 7.344% per annum with maturity dates ranging from 4 months to 1 year.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

17.

Secured bank loans (Cont’d)

As of December 31, 2006, the Company’s banking facilities are composed of the following :-

		Amount
Facilities granted	Granted	Utilized	Unused

Secured bank loans	$4,422,900	$1,923,000	$2,499,900

The above banking loans were secured by the following :-

(a)

Buildings with carrying value of $799,688 respectively (note 12);

(b)

Land use right with carrying value of $149,747 (note 13);

(c)

Guarantees executed by the Company’s sole director and sole stockholder, Mr. Shunqing Zhang; and

(d)

Guarantees executed by third parties, Zhengzhou Jinyuan Flour Co., Ltd. (note 22b) and Zhengzhou Dayugou Mining Bureau.

18.

Common stock

Details are set out in note 1.  The common stock reflects the recapitalization of the Company as if the reorganization occurred as of the beginning of the first period presented.

19.

Statutory and other reserves

The Company’s statutory and other reserves comprise as follows :-

	As of December 31,
	2006	2005	2004

Statutory reserves	$2,656,203	$2,149,418	$1,592,874
Special reserve	3,556,036	3,556,036	3,155,491

	$6,212,239	$5,705,454	$4,748,365

Statutory reserves

Under PRC regulations, Refractories, Furnace, Sanwei, High-Temperature and Duesail may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC GAAP.  In addition, these companies are required to set aside at least 10% of their after-tax net profits each year, if any, to fund the statutory reserves until the balance of the reserves reaches 50% of their registered capital.  The statutory reserves are not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

19.

Statutory and other reserves (Cont’d)

Special reserve

As a Tax Concession to Furnace as detailed in note 5, it was exempted for paying enterprise income tax.  As these tax savings could only be used for future development of its production facilities or welfare matters which cannot be distributed as cash dividends, same amount of tax savings were set aside to this special reserve.  The balance of reserve as maintained by Furnace has been combined into Refractories upon the combination as detailed in note 3 which is subject to the same restrictions in its usage.

20.

Accumulated other comprehensive income

The accumulated other comprehensive income consists of foreign currency translation adjustments only.

21.

State pension contribution plan

The Company and its qualified employees are each required to make contributions to the plan at the rates specified in the plan organized by the PRC municipal and provincial governments which covers pensions, unemployment and injury insurance. The only obligation of the Company with respect to retirement scheme is to make the required contributions under the plan. No forfeited contribution is available to reduce the contribution payable in the future years. The defined contribution plan contributions were charged to the consolidated statements of operations. The Company contributed $150,595, $87,483 and $43,902 for the three years ended December 31, 2006, 2005 and 2004 respectively.

22.

Commitments and contingencies

(a)

The Company’s operations are subject to the laws and regulations in the PRC relating to the generation, storage, handling, emission, shipping and handling cost and discharge of certain materials, substances and waste into the environment, and various other health and safety matters.  Governmental authorities have the power to enforce compliance with their regulations, and violators may be subject to fines, injunctions or both.  The Company must devote substantial financial resources to ensure compliance and believes that it is in substantial compliance with all the applicable laws and regulations.

The Company is currently not involved in any environmental remediation and has not accrued any amounts for environmental remediation relating to its operations.  Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position, operating results or cash flow of the Company.

During the year ended December 31, 2006 the company has incurred expenditure for routine pollutant discharge fees amounting to $14,064 and these costs were incurred in general and administrative expenses.  No expenditure for such was incurred for the years ended December 31, 2005 and 2004.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

22.

Statutory and other reserves (Cont’d)

(b)

Guarantees

As disclosed in note 17, Zhengzhou Jinyuan Flour Co., Ltd. guaranteed certain debts of the Company and in return the Company also guaranteed its debts which is summarized as follows :-

	As of December 31,
	2006	2005	2004

Guarantees given to bank	$2,564,000	$8,060,000	$-

Management has assessed the fair value of the obligation arising from the above financial guarantees and considered it is nil for the Company.  Therefore, no obligation in respect of the above guarantees were recognized as of December 31, 2006 and 2005.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

23.

Segment information

The Company uses the “management approach” in determining reportable operating segments.  The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments.  Management, including the chief operating decision maker, reviews operating results solely by monthly revenue of monolithic refractory products, functional ceramic products and fracture proppant products and operating results of the Company and, as such, the Company has determined that the Company has three operating segments as defined by SFAS 131, “Disclosures about Segments of an Enterprise and Related Information”: Monolithic refractory products, functional ceramic products and fracture proppant products.

	Monolithic refractory products			Functional ceramic products			Fracture proppant products			Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
Revenue from
external
customers	$26,641,013	$21,682,855	$18,562,738	$840,526	$501,391	$358,879	$-	$-	$-	$27,481,539	$22,184,246	$18,921,617
Interest income	8,373	7,648	5,628	-	144	-	-	-	-	8,373	7,792	5,628
Interest expenses	109,963	46,182	61,832	-	-	-	13,992	-	-	123,955	46,182	61,832
Depreciation	260,404	213,455	245,949	87,343	110,640	75,079	41,567	-	-	389,314	324,095	321,028
Amortization	18,055	2,810	677	4,140	4,030	3,990	-	-	-	22,195	6,840	4,667
Segment profit
(loss)	4,509,529	4,038,968	2,790,452	140,934	104,123	27,344	(145,978)	-	-	4,504,485	4,143,091	2,817,796
Segment assets	24,276,394	19,698,077	17,173,407	2,789,710	1,905,006	1,824,009	3,871,279	-	-	30,937,383	21,603,083	18,997,416
Capital
expenditures	690,946	723,609	648,615	101,372	15,209	11,889	2,838,731	-	-	3,631,049	738,818	660,504

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

23.

Segment information (Cont’d)

A reconciliation is provided for unallocated amounts relating to corporate operations which is not included in the segment information.

	Year ended December 31,
	2006	2005	2004

Total consolidated revenue	$27,481,539	$22,184,246	$18,921,617

Total profit for reportable segments	$4,504,485	$4,143,091	$2,817,796
Unallocated amounts relating to operations:
Interest income	325	194	-
Other general expenses	(81)	(2,826)	-

Income before income taxes and minority
interests	$4,504,729	$4,140,459	$2,817,796

	As of December 31,
	2006	2005	2004
Assets

Total assets for reportable segments	$30,937,383	$21,603,083	$18,997,416
Cash and cash equivalents	6,970	6,360	200

	$30,944,353	$21,609,443	$18,997,616

All of the Company’s long-lived assets are located in the PRC.  Geographic information about the revenues, which are classified based on the customers, and enterprise-wide product-line disclosures are set out as follows :-

	Year ended December 31,
	2006	2005	2004

PRC	$23,280,926	$18,672,307	$16,634,466
Others - Note	4,200,613	3,511,939	2,287,151

Total	$27,481,539	$22,184,246	$18,921,617

Note :

They include Asia, Europe and the United States, etc and are not further analyzed as none of them contributed more than 10% of the total sales.

	Year ended December 31,
	2006	2005	2004
Castable, coating and dry mix materials and
low-cement and non-cement castables	$17,727,917	$16,230,373	$12,685,956
Mortar	855,154	-	-
Pre-cast roofs	8,057,942	5,452,482	5,876,782
Ceramic plates, tubes, elbows, and rollers	348,136	138,295	109,212
Ceramic cylinders and plugs	324,118	207,979	189,101
Wearable ceramic valves	168,272	155,117	60,566

Total revenue	$27,483,539	$22,184,246	$18,921,617

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

24.

Related party transactions

Apart from the transactions as disclosed in notes 3, 15 and 17(c) to these financial statements, the Company had no material transactions carried out with related parties during the reporting periods.

As disclosed elsewhere in these financial statements, Mr. Shunqing Zhang is a sole director and a sole stockholder of the Company.  He is able to significantly influence the Company’s operations.

25.

Subsequent events

On January 31, 2007, Mr. Shunqing Zhang transferred all equity interest in Smarthigh (that is 100 ordinary shares of $1 each) to Powersmart at nil consideration in order to complete the reorganization as detailed in note 3.

CHINA GENGSHENG MINERALS, INC.

7,437,565 shares of Common Stock

PROSPECTUS

_______ , 2007

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts, other than the SEC registration fee, are estimates. We will pay all these expenses.

Amount to be
Paid
SEC Registration Fee	$663
Printing Fees and Expenses	2,500
Legal Fees and Expenses	150,000
Accounting Fees and Expenses	174,000
Blue Sky Fees and Expenses	8,000
Transfer Agent and Registrar Fees	3,000
Total	$338,163

Item 14. Indemnification of Directors and Officers

Our bylaws provide for the indemnification of our present and prior directors and officers or any person who may have served at our request as a director or officer of another corporation in which we own shares of capital stock or of which we are a creditor, against expenses actually and necessarily incurred by them in connection with the defense of any actions, suits or proceedings in which they, or any of them, are made parties, or a party, by reason of being or having been director(s) or officer(s) of us or of such other corporation, in the absence of negligence or misconduct in the performance of their duties. This indemnification policy could result in substantial expenditure by us, which we may be unable to recoup.

Insofar as indemnification by us for liabilities arising under the Exchange Act may be permitted to our directors, officers and controlling persons pursuant to provisions of the Articles of Incorporation and Bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Exchange Act and will be governed by the final adjudication of such issue.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

Item 15. Recent Sales of Unregistered Securities

On April 25, 2007, we completed a reverse acquisition transaction through a share exchange with Gengsheng International Corporation (formerly, Powersmart Holdings Limited) whereby we issued to Shunqing Zhang, the sole shareholder of Gengsheng International, 16,887,815 shares of our common stock, in exchange for all of the issued and outstanding capital stock of Gengsheng International.  Gengsheng International thereby became our wholly owned subsidiary and Mr. Zhang became our controlling stockholder.  We did not receive any cash consideration in connection with the share exchange. The number of our shares issued to the stockholders of Gengsheng International was determined based on an arms-length negotiation. The issuance of our shares to these individuals was made in reliance on the exemption provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and regulation D promulgated thereunder.

On April 25, 2007, we also completed a private placement transaction, pursuant to which, we issued and sold 5,374,594 shares of our common stock to certain accredited investors for approximately $10 million in gross proceeds.  In connection with this private placement, we paid a fee of $600,917 to Brean Murray and its potential designee(s), for services as placement agent for the private placement.  We also agreed to issue Brean Murray and its potential designee(s) a three-year warrant for the purchase of 374,331 shares of our common stock in the aggregate, at an exercise price of $2.06 per share.  We are under the contractual obligation to register shares of our common stock as well as shares of common stock issuable upon exercise of the warrants issued to the placement agent and its designee in connection with this private placement within a pre-defined period.  Accordingly, the shares and warrants issued in connection with the private placement are being covered under this registration statement.  The issuance of the shares of common stock to these investors was made in reliance upon exemptions provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder.

Also, on April 25, 2007, our majority stockholder, Shunqing Zhang, entered into an escrow agreement with the private placement investors, pursuant to which, Mr. Zhang agreed to deposit in an escrow account a total of 2,673,796 shares of the Company’s common stock owned by him, to be held for the benefit of the investors.  Mr. Zhang agreed that if the Company does not attain a minimum after tax net income threshold of $8,200,000 for the fiscal year ending December 31, 2007 and $13,500,000 for the fiscal year ending December 31, 2008, the escrow agent may deliver his escrowed shares to the investors, based upon a pre-defined formula agreed to between the investors and Mr. Zhang.  However, if the after tax net income threshold is met, the shares in escrow will be returned to Mr. Zhang.  For purposes of determining whether or not the after tax net income threshold has been met, the return of any shares to Mr. Zhang will not be deemed an expense to the Company, even if such treatment is required by GAAP.

In addition, on April 25, 2007, Mr. Zhang entered into a similar escrow agreement with HFG International, Limited.  Under such agreement, Mr. Zhang placed into escrow a total of 638,338 shares of our common stock to cover the same minimum net income thresholds as described above with respect to the investor make-good.  Similarly, if the thresholds are not achieved in either year, the escrow agent must release certain amount of the make-good shares that were put into escrow.

The issuance of our shares to these individuals was made in reliance on the exemptions from registration requirements provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder and on Regulation S.

In instances described above where we issued securities in reliance upon Regulation D, we relied upon Rule 506 of Regulation D of the Securities Act.  These stockholders who received the securities in such instances made representations that (a) the stockholder is acquiring the securities for his, her or its own account for investment and not for the account of any other person and not with a view to or for distribution, assignment or resale in connection with any distribution within the meaning of the Securities Act, (b) the stockholder agrees not to sell or otherwise transfer the purchased shares unless they are registered under the Securities Act and any applicable state securities laws, or an exemption or exemptions from such registration are available, (c) the stockholder has knowledge and experience in financial and business matters such that he, she or it is capable of evaluating the merits and risks of an investment in us, (d) the stockholder had access to all of our documents, records, and books pertaining to the investment and was provided the opportunity ask questions and receive answers regarding the terms and conditions of the offering and to obtain any additional information which we possessed or were able to acquire without unreasonable effort and expense, and (e) the stockholder has no need for the liquidity in its investment in us and could afford the complete loss of such investment.  Our Management made the determination that the investors are accredited investors as defined in Regulation D, based upon Management’s inquiry into their sophistication and net worth.  In addition, there was no general solicitation or advertising for securities issued in reliance upon Regulation D.

In instances described above where we issued securities in reliance upon Regulation S our reliance was based upon the fact that: (a) each such investor was not U.S. person and was not acquiring its shares for the account or benefit of any U.S. person, (b) each such investor agreed not to offer or sell its shares (including any pre-arrangement for a purchase by a U.S. person or other person in the United States) directly or indirectly, in the United States or to any natural person who is a resident of the United States or to any other U.S. person as defined in Regulation S unless registered under the Securities Act and all applicable state laws or an exemption from the registration requirements of the Securities Act and similar state laws is available, (c) each such investor made its subscription from its offices at an address outside of the United States and (d) each such investor or its advisors have such knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of, and protecting its interests in connection with an investment in our Company.

Item 16. Exhibits and Financial Statement Schedules

The following exhibits are included as part of this Form S-1.

Exhibit No.	Description

2.1

Share Exchange Agreement, dated April 25, 2007, among the Registrant, Powersmart Holdings Limited and Shunqing Zhang [Incorporated by reference to Exhibit 2.1 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

3.1

Articles of Incorporation of the Registrant as filed with the Secretary of State of the State of Nevada on May 22, 2006 [Incorporated by reference to Exhibit 3i.1 to the Registrant’s current report on Form 8-K filed on October 10, 2006, in commission file number 0-51527].

3.2

Articles of Merger of the Registrant as filed with the Secretary of State of the State of Nevada on August 15, 2006 [Incorporated by reference to Exhibit 3i.2 to the Registrant’s current report on Form 8-K filed on October 10, 2006, in commission file number 0-51527].

3.3

Certificate of Amendment to Articles of Incorporation as filed with the Secretary of State of the State of Nevada [Incorporated by reference to Exhibit 3.1 to the Registrant’s current report on Form 8-K filed on December 13, 2006, in commission file number 0-51527].

3.4

Certificate of Correction as filed with the Secretary of State of the State of Nevada on April 17, 2007  [Incorporated by reference to Exhibit 3.4 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

3.5

Amended and Restated Bylaws of the Registrant,  adopted on May 23, 2006 [Incorporated by reference to Exhibit 3.5 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

4.1

Form of Registration Rights Agreement, dated April 25, 2007 [Incorporated by reference to Exhibit 4.1 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

4.2

Lock-up Agreement, dated April 25, 2007, by and between Shunqing Zhang and the Registrant [Incorporated by reference to Exhibit 4.2 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

4.3	Form of Common Stock Purchase Warrant [Incorporated by reference to Exhibit 4.3 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

5.1*	Opinion of Thelen Reid Brown Raysman & Steiner LLP.

10.1

Form of Securities Purchase Agreement, dated April 25, 2007 [Incorporated by reference to Exhibit 10.1 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.2

Form of Closing Escrow Agreement, dated April 25, 2007 [Incorporated by reference to Exhibit 10.2 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.3

Make Good Escrow Agreement, dated April 25, 2007, by and among the Registrant, Brean Murray Carret & Co., LLC, Shunqing Zhang and Securities Transfer Corporation  [Incorporated by reference to Exhibit 10.3 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.4

Escrow Agreement, dated April 25, 2007, by and among the Registrant, HFG International, Limited, Shunqing Zhang and Securities Transfer Corporation [Incorporated by reference to Exhibit 10.4 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.5

Purchase and Sales of Goods/Services Agreement, dated July 10, 2006, by and between Henan Gengsheng Refractories Co., Ltd. and Baoshan Iron & Steel Co., Ltd. [Incorporated by reference to Exhibit 10.5 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.6

Employment Agreement, dated Jaunuary 1, 2007, by and between Henan Gengsheng Refractories Co., Ltd. and Shunqing Zhang [Incorporated by reference to Exhibit 10.6 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.7

Employment Agreement, dated Jaunuary 1, 2007, by and between Henan Gengsheng Refractories Co., Ltd. and Zhenyong Bi [Incorporated by reference to Exhibit 10.7 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.8

Employment Agreement, dated Jaunuary 1, 2007, by and between Henan Gengsheng Refractories Co., Ltd. and Bo Hu [Incorporated by reference to Exhibit 10.8 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.9

Employment Agreement, dated Jaunuary 1, 2007, by and between Henan Gengsheng Refractories Co., Ltd. and Hongfeng Jin [Incorporated by reference to Exhibit 10.9 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.10

Short-term Loan Agreement, dated June 9, 2006, by and between Henan Gengsheng Refractories Co., Ltd. and Shanghai Pudong Development Bank Zhengzhou Wenhua Road Sub-branch [Incorporated by reference to Exhibit 10.10 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.11

Loan Agreement, dated December 30, 2006, by and between Henan Gengsheng Refractories Co., Ltd. and Gongyi Sub-branch of China Agricultural Bank [Incorporated by reference to Exhibit 10.11 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.12

Land Lease Agreement, dated February 9, 2006, by and among Henan Gengsheng Refractories Co., Ltd., Yangli Village Council, Dayugou Town, Gongyi City, and People’s Government of Dayugou Town of Gongyi City [Incorporated by reference to Exhibit 10.12 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.13

Financial Advisory Agreement, dated November 28, 2006, by and among HFG International, Limited, Powersmart Holdings Limited and Smarthigh Holdings Limited [Incorporated by reference to Exhibit 10.13 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.14

First Amended Financial Advisory Agreement, dated April 17, 2007, by and among HFG International, Limited, Powersmart Holdings Limited and Smarthigh Holdings Limited [Incorporated by reference to Exhibit 10.14 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.15

Consulting Agreement, dated January 19, 2007, by and between Heritage Management Consultants, Inc. and Powersmart Holdings Limited [Incorporated by reference to Exhibit 10.15 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.16

Consulting Agreement, dated April 17, 2007, by and between the Registrant and Heritage Management Consultants, Inc. [Incorporated by reference to Exhibit 10.1 to the Registrant’s current report on Form 8-K filed on April 19, 2007, in commission file number 0-51527].

10.17

Consulting Agreement, dated April 17, 2007, by and between the Registrant and Shufang Zhang [Incorporated by reference to Exhibit 10.2 to the Registrant’s current report on Form 8-K filed on April 19, 2007, in commission file number 0-51527].

10.18

Subscription Agreement, dated November 1, 2006, by and between the Registrant and Halter Financial Investments, L.P. [Incorporated by reference to Exhibit 10.1 to the Registrant’s current report on Form 8-K filed on November 1, 2006, in commission file number 0-51527].

10.19

Subscription Agreement, dated November 1, 2006, by and between the Registrant and Glenn A. Little [Incorporated by reference to Exhibit 10.2 to the Registrant’s current report on Form 8-K filed on November 1, 2006, in commission file number 0-51527].

10.20*	Loan Agreement, dated January 12, 2007, by and between Henan Gengsheng Refractories Co., Ltd. and the Zhengzhou Sub-branch of China Citic Bank.

10.21*	Loan Agreement, dated March 13, 2007, by and between Henan Gengsheng Refractories Co., Ltd. and the Agricultural Bank of China.

14

Business Ethics Policy and Code of Conduct, adopted on April 25, 2007 [Incorporated by reference to Exhibit 14 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

21	Subsidiaries of the Registrant [Incorporated by reference to Exhibit 21 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

23.1*	Consent of PKF Hong Kong, China, CPA, an independent registered public accounting firm.

23.2	Consent of Thelen Reid Brown Raysman & Steiner LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (appear on the signature pages hereof)

99.1	Press Release, dated April 25, 2007[Incorporated by reference to Exhibit 99.1 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

* Exhibit not incorporated herein by reference.

Item 17. Undertakings

The undersigned registrant hereby undertakes to:

File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(a)

Include any prospectus required by Section 10(a)(3) of the Securities Act, and

(b)

Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement, and

(c)

Include any additional or changed material information on the plan of distribution.

For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Dayugou Town, Gongyi, Henan Province,  the People’s Republic of China, on the 28th day of September, 2007.

CHINA GENGSHENG MINERALS, INC.

By:	/s/ Shunqing Zhang
Shunqing Zhang President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, each person whose signature appears below constitutes and appoints Shunqing Zhang and Hongfeng Jin, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form SB-2 has been signed by the following persons in the capacities indicated on September 28, 2007.

Signature	Title
/s/ Shunqing Zhang Shunqing Zhang	President and Chief Executive Officer

/s/ Hongfeng Jin Hongfeng Jin	Interim Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description

2.1

Share Exchange Agreement, dated April 25, 2007, among the Registrant, Powersmart Holdings Limited and Shunqing Zhang [Incorporated by reference to Exhibit 2.1 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

3.1

Articles of Incorporation of the Registrant as filed with the Secretary of State of the State of Nevada on May 22, 2006 [Incorporated by reference to Exhibit 3i.1 to the Registrant’s current report on Form 8-K filed on October 10, 2006, in commission file number 0-51527].

3.2

Articles of Merger of the Registrant as filed with the Secretary of State of the State of Nevada on August 15, 2006 [Incorporated by reference to Exhibit 3i.2 to the Registrant’s current report on Form 8-K filed on October 10, 2006, in commission file number 0-51527].

3.3

Certificate of Amendment to Articles of Incorporation as filed with the Secretary of State of the State of Nevada [Incorporated by reference to Exhibit 3.1 to the Registrant’s current report on Form 8-K filed on December 13, 2006, in commission file number 0-51527].

3.4

Certificate of Correction as filed with the Secretary of State of the State of Nevada on April 17, 2007  [Incorporated by reference to Exhibit 3.4 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

3.5

Amended and Restated Bylaws of the Registrant,  adopted on May 23, 2006 [Incorporated by reference to Exhibit 3.5 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

4.1

Form of Registration Rights Agreement, dated April 25, 2007 [Incorporated by reference to Exhibit 4.1 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

4.2

Lock-up Agreement, dated April 25, 2007, by and between Shunqing Zhang and the Registrant [Incorporated by reference to Exhibit 4.2 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

4.3	Form of Common Stock Purchase Warrant [Incorporated by reference to Exhibit 4.3 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

5.1*	Opinion of Thelen Reid Brown Raysman & Steiner LLP.

10.1

Form of Securities Purchase Agreement, dated April 25, 2007 [Incorporated by reference to Exhibit 10.1 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.2

Form of Closing Escrow Agreement, dated April 25, 2007 [Incorporated by reference to Exhibit 10.2 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.3

Make Good Escrow Agreement, dated April 25, 2007, by and among the Registrant, Brean Murray Carret & Co., LLC, Shunqing Zhang and Securities Transfer Corporation  [Incorporated by reference to Exhibit 10.3 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.4

Escrow Agreement, dated April 25, 2007, by and among the Registrant, HFG International, Limited, Shunqing Zhang and Securities Transfer Corporation [Incorporated by reference to Exhibit 10.4 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.5

Purchase and Sales of Goods/Services Agreement, dated July 10, 2006, by and between Henan Gengsheng Refractories Co., Ltd. and Baoshan Iron & Steel Co., Ltd. [Incorporated by reference to Exhibit 10.5 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.6

Employment Agreement, dated Jaunuary 1, 2007, by and between Henan Gengsheng Refractories Co., Ltd. and Shunqing Zhang [Incorporated by reference to Exhibit 10.6 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.7

Employment Agreement, dated Jaunuary 1, 2007, by and between Henan Gengsheng Refractories Co., Ltd. and Zhenyong Bi [Incorporated by reference to Exhibit 10.7 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.8

Employment Agreement, dated Jaunuary 1, 2007, by and between Henan Gengsheng Refractories Co., Ltd. and Bo Hu [Incorporated by reference to Exhibit 10.8 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.9

Employment Agreement, dated Jaunuary 1, 2007, by and between Henan Gengsheng Refractories Co., Ltd. and Hongfeng Jin [Incorporated by reference to Exhibit 10.9 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.10

Short-term Loan Agreement, dated June 9, 2006, by and between Henan Gengsheng Refractories Co., Ltd. and Shanghai Pudong Development Bank Zhengzhou Wenhua Road Sub-branch [Incorporated by reference to Exhibit 10.10 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.11

Loan Agreement, dated December 30, 2006, by and between Henan Gengsheng Refractories Co., Ltd. and Gongyi Sub-branch of China Agricultural Bank [Incorporated by reference to Exhibit 10.11 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.12

Land Lease Agreement, dated February 9, 2006, by and among Henan Gengsheng Refractories Co., Ltd., Yangli Village Council, Dayugou Town, Gongyi City, and People’s Government of Dayugou Town of Gongyi City [Incorporated by reference to Exhibit 10.12 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.13

Financial Advisory Agreement, dated November 28, 2006, by and among HFG International, Limited, Powersmart Holdings Limited and Smarthigh Holdings Limited [Incorporated by reference to Exhibit 10.13 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.14

First Amended Financial Advisory Agreement, dated April 17, 2007, by and among HFG International, Limited, Powersmart Holdings Limited and Smarthigh Holdings Limited [Incorporated by reference to Exhibit 10.14 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.15

Consulting Agreement, dated January 19, 2007, by and between Heritage Management Consultants, Inc. and Powersmart Holdings Limited [Incorporated by reference to Exhibit 10.15 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.16

Consulting Agreement, dated April 17, 2007, by and between the Registrant and Heritage Management Consultants, Inc. [Incorporated by reference to Exhibit 10.1 to the Registrant’s current report on Form 8-K filed on April 19, 2007, in commission file number 0-51527].

10.17

Consulting Agreement, dated April 17, 2007, by and between the Registrant and Shufang Zhang [Incorporated by reference to Exhibit 10.2 to the Registrant’s current report on Form 8-K filed on April 19, 2007, in commission file number 0-51527].

10.18

Subscription Agreement, dated November 1, 2006, by and between the Registrant and Halter Financial Investments, L.P. [Incorporated by reference to Exhibit 10.1 to the Registrant’s current report on Form 8-K filed on November 1, 2006, in commission file number 0-51527].

10.19

Subscription Agreement, dated November 1, 2006, by and between the Registrant and Glenn A. Little [Incorporated by reference to Exhibit 10.2 to the Registrant’s current report on Form 8-K filed on November 1, 2006, in commission file number 0-51527].

10.20*	Loan Agreement, dated January 12, 2007, by and between Henan Gengsheng Refractories Co., Ltd. and the Zhengzhou Sub-branch of China Citic Bank.

10.21*	Loan Agreement, dated March 13, 2007, by and between Henan Gengsheng Refractories Co., Ltd. and the Agricultural Bank of China.

14

Business Ethics Policy and Code of Conduct, adopted on April 25, 2007 [Incorporated by reference to Exhibit 14 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

21	Subsidiaries of the Registrant [Incorporated by reference to Exhibit 21 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

23.1*	Consent of PKF Hong Kong, China, CPA, an independent registered public accounting firm.

23.2	Consent of Thelen Reid Brown Raysman & Steiner LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (appear on the signature pages hereof)

99.1	Press Release, dated April 25, 2007[Incorporated by reference to Exhibit 99.1 to the Registrant’s current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

* Exhibit not incorporated herein by reference.